As filed with the Securities and Exchange Commission on November 16, 2021

Registration No. 333-260575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

Amendment No. 1 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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RHODIUM ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

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Delaware	7374	87-1586290
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Nathan Nichols
Chief Executive Officer
Rhodium Enterprises, Inc.
Address Not Applicable1
(956) 746-3486
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Corporation Service Company
251 Little Falls Drive
Wilmington, Delaware 19808
(302) 636-5401
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Matthew R. Pacey, P.C. Anne G. Peetz Kirkland & Ellis LLP 609 Main Street, Suite 4700 Houston, Texas 77002 (713) 836-3600	Jonathan H. Talcott E. Peter Strand Michael K. Bradshaw, Jr. Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue NW, Suite 900 Washington, D.C. 20001 (202) 689-2806

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Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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1          We do not maintain a headquarters and are considered a remote-first company.

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.0001 per share	$100,000,000	$9,270.00

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(1)      Includes the aggregate offering price of additional shares of Class A common stock that the underwriters have the option to purchase.

(2)      Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion, dated November 16, 2021

PRELIMINARY PROSPECTUS

         Shares

Rhodium Enterprises, Inc.

Class A Common Stock

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This is the initial public offering of the shares of Class A common stock of Rhodium Enterprises, Inc., a Delaware corporation. We are offering            shares of our Class A common stock. We are a holding company and the sole managing member of Rhodium Technologies LLC (“Rhodium Holdings”), and our principal asset consists of units of Rhodium Holdings (“Rhodium Units”). We intend to contribute the net proceeds of this offering to Rhodium Holdings in exchange for Rhodium Units. Rhodium Holdings will use such proceeds to repay our outstanding borrowings and accrued interest under the Bridge Loan (as defined below), to construct new sites and for general corporate purposes, including the purchase of miners. Please see “Use of Proceeds.”

Prior to this offering, there has been no public market for our Class A common stock. We have applied to list our Class A common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “RHDM.” We anticipate that the initial public offering price will be between $            and $            per share.

We have two classes of common stock: Class A common stock and Class B common stock. Upon completion of this offering and the related reorganization, holders of shares of our Class A common stock and Class B common stock will be entitled to one vote for each share of Class A common stock and Class B common stock, respectively, held of record on all matters on which stockholders are entitled to vote generally. See “Description of Capital Stock.” Upon consummation of this offering, Imperium Investment Holdings LLC (“Imperium”), an entity controlled by certain members of our management, will hold 100% of the shares of Class B common stock that will entitle them to            % of the combined voting power of our common stock (or            % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Because Imperium will hold over 50% of the total voting stock outstanding, we will be a “controlled company” within the meaning of the Nasdaq rules. See “Management — Status as a Controlled Company.” This offering is being conducted through what is commonly referred to as an “Up-C” structure. The Up-C structure provides Imperium, as the existing owner of Rhodium Holdings, with the tax advantage of continuing to own interests in a pass-through structure and provides potential future tax benefits for both the public company and Imperium when Imperium ultimately exchanges its Rhodium Units (together with its shares of Class B common stock) for shares of Class A common stock. See “Corporate Reorganization.”

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Investing in our Class A common stock involves risks, including those described under “Risk Factors” beginning on page 18 of this prospectus.

	Per share	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

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(1)      See “Underwriting” for additional information regarding underwriter compensation.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. “Risk Factors” and “Prospectus Summary — Emerging Growth Company Status” contain additional information about our status as an emerging growth company.

We have granted the underwriters the option to purchase up to            additional shares of Class A common stock at the initial public offering price, less the underwriting discount and commissions, for 30 days after the date of the final prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock on or about            , 2021.

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Bookrunners

B. Riley Securities		Cowen
Lead Manager
Needham & Company
Co-Manager
Northland Capital Markets

Prospectus dated             , 2021

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or to the information which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of our Class A common stock and seeking offers to buy shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date. We will update this prospectus as required by law, including with respect to any material change affecting us or our business prior to the completion of this offering.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” contain additional information regarding these risks.

i

Commonly Used Defined Terms

As used in this prospectus, unless the context indicates or otherwise requires, the terms listed below have the following meanings:

•        “Corporate Reorganization” means the reorganization of the company and its subsidiaries, effective June 30, 2021;

•        “Existing Holders” refers, collectively, to the holders of our Class A common stock and Class B common stock immediately prior to the completion of this offering;

•        “GAAP” means generally accepted accounting principles in the United States;

•        “Imperium” means Imperium Investments Holdings LLC, a Wyoming limited liability company;

•        “IPO” means the initial public offering of the Class A common stock of Rhodium Enterprises, Inc.;

•        “IPO Reorganization” means the transactions entered into in connection with the IPO pursuant to the Master Reorganization Agreement;

•        “Legacy Owners” refers to Imperium and the Management Members that own an equity interest in Imperium;

•        “Management Members” means certain individual officers and employees of Rhodium who own equity in Imperium;

•        “Master Reorganization Agreement” means that reorganization agreement entered into between Rhodium and Rhodium Holdings in connection with this offering;

•        “Reverse Stock Split” means the 1-for-          reverse stock split immediately prior to and contingent upon the completion of this offering, pursuant to which each            shares of Class A common stock held of record by the holder thereof will be reclassified into one share of Class A common stock and the corresponding reverse unit split of the Rhodium Units such that there will be an equivalent number of Rhodium Units outstanding as the aggregate number of shares of Class A common stock and Class B common stock outstanding following this offering;

•        “Rhodium,” “we,” “us,” “our,” “the company” and other like terms (i) prior to the Corporate Reorganization described in this prospectus (unless otherwise disclosed), refer collectively to Rhodium Technologies LLC (formerly known as Rhodium Enterprises LLC) and Rhodium JV LLC on a combined basis, together with its consolidated subsidiaries, and (ii) following the Corporate Reorganization described in this prospectus, refer to Rhodium Enterprises, Inc. and its consolidated subsidiaries;

•        “Rhodium Holdings” refers to Rhodium Technologies LLC (formerly known as Rhodium Enterprises LLC);

•        “Rhodium Unitholders” means the holders of Rhodium Units following the closing of this offering;

•        “Rhodium Units” means units representing limited liability company interests in Rhodium Holdings issued pursuant to the Rhodium LLC Agreement;

•        “Rhodium LLC Agreement” means the amended and restated limited liability company agreement of Rhodium Holdings;

•        “SAFE Transactions” refers to the simple agreements for future equity entered into by the Company and certain investors as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — SAFE Transactions”; and

•        “Tax Receivable Agreement” means the tax receivable agreement to be entered into in connection with the closing of this offering, by and between Imperium and Rhodium.

ii

Organizational Structure

On June 30, 2021, we effected our Corporate Reorganization, which we describe in “Prospectus Summary — Corporate Reorganization” and “Corporate Reorganization.” As part of our Corporate Reorganization, Rhodium Enterprises, Inc. was formed with a dual-class equity structure and Rhodium Enterprises, Inc. became a holding company for Rhodium Holdings. Although this structure currently has some features of an “Up-C” structure, we will not implement an Up-C structure until the completion of this offering. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the Corporate Reorganization, certain subsequent transactions, and this offering. This offering is being conducted through what is commonly referred to as an “Up-C” structure. See “Prospectus Summary — Corporate Reorganization,” “Corporate Reorganization” and “Certain Relationships and Related Party Transactions” for more information on this structure and the related agreements entered into in connection with the Up-C structure.

Presentation of Financial and Operating Data

Unless otherwise indicated, the summary historical consolidated financial information presented in this prospectus prior to the Corporate Reorganization is that of our accounting predecessor, Rhodium Enterprises LLC and Rhodium JV LLC on a combined basis, together with its consolidated subsidiaries, and the summary historical consolidated financial information presented in this prospectus following the Corporate Reorganization is that of Rhodium Enterprises, Inc. and its consolidated subsidiaries.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We have rights to various common law trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

iii

PROSPECTUS SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. Readers should consider this entire prospectus and other referenced documents before making an investment decision. Other material information can be found under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and the related notes to those financial statements contained elsewhere in this prospectus.

Overview

We are an industrial-scale digital asset technology company utilizing our proprietary technologies to mine bitcoin. Our strategy is to create innovative technologies to be the most sustainable and cost-efficient producer of bitcoin in the industry. We believe we can achieve this through our fully integrated infrastructure platform, access to low-cost power and directly owning and operating a majority of the components of our own customized mining sites. Our fully integrated infrastructure platform includes our flagship liquid-cooling system, efficiency optimization software and end-to-end management software. Our uniquely designed infrastructure affords us the ability to maintain low operating costs and manage energy consumption, which provides significant advantages in driving profitability across a variety of bitcoin market conditions.

We strive to continuously develop and implement technological improvement into the bitcoin mining process. The cornerstone of our infrastructure platform is our proprietary liquid-cooling technology. Our founders spent the previous four years developing, testing and collecting field operational data to optimize the application of our liquid-cooling technology to mining bitcoin. We believe we will be one of the largest liquid-cooled bitcoin mining sites in the world, with 100 megawatts (“MW”) of liquid-cooled miners scheduled to be online by December 2021.

We believe we have a competitive advantage through our design, build, operations and maintenance of industrial scale liquid-cooled bitcoin mining infrastructure. Our liquid-cooling technology has many advantages over traditional air-cooled systems. Our technology allows us to submerge our bitcoin miners in cooling fluid, allowing us to optimize the hash rate, or processing power, of our miners relative to air-cooled systems, which allows us to predictably and consistently mine more bitcoin with fewer miners. Our liquid-cooling technology protects our equipment from high temperatures, humidity, dust and vibration, all of which can lead to equipment damage and failure. We believe that our liquid-cooling technology extends the mechanical useful life of our miners by 30% to 50% relative to manufacturer specifications based on internal testing.

Additionally, we have developed and maintained proprietary software to optimize performance of our miners and infrastructure in real-time and provide critical security controls to our mining operations. We believe our software provides the proper control and flexibility to optimize the performance of our people, processes and technology. Specifically, our software allows us to make quicker, and data-informed, decisions, securely and rapidly put miners online and more effectively manage temperature and energy.

Our infrastructure platform provides an integrated, connected system for bitcoin mining operations. As of September 30, 2021, we owned and operated an infrastructure platform supported by approximately 80 MW of power capacity with the capability to power more than 22,600 miners at what we call our “initial Texas site,” with a total combined hash rate capacity of approximately 1.8 EH/s. Based on our expected delivery of miners as of September 30, 2021, we expect to bring an additional 45 MW of power online at our initial Texas site by the end of 2021, which will increase our total hash rate capacity to approximately 2.7 EH/s. We have procured low-cost power for our sites through long-term, fixed-cost energy contracts for an aggregate of 310 MW, with an additional 40 MW under a letter of intent. Additionally, we have entered into colocation agreements with our power provider at our initial Texas site whereby we agree to pay them a percentage of after-tax cash profit, which we refer to as “Colocation Payments.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Business Model — Payments to Our Electricity Providers — Our Initial Texas Site.” On August 31, 2021, we entered into a lease agreement and an energy supply agreement for a second Texas site (our “second Texas site” and, together with our initial Texas site, our “sites”) where we expect to develop 225 MW of additional capacity. Under these agreements, we have agreed to pay a percentage of profits to our electricity provider in addition to the fixed costs. See “— Recent Developments — Lease and Electricity Supply Agreement at Second Texas Site” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Business Model — Payments to Our Electricity Providers — Our Second Texas Site.” for more information. We expect to have our first miners online at our second Texas site in April 2022 and for such site to be completed by the end of 2022. We have already secured approximately 225 MW of miners at our second Texas site that are scheduled for delivery beginning in April 2022. Our second Texas site will utilize our infrastructure platform, including our proprietary liquid-cooling systems. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Business Model — Payments to Our Electricity Providers — Our Second Texas Site.”

Our infrastructure platform allows us to mine bitcoin at a significantly lower cost compared to the industry average. For the period from January 1, 2021 to September 30, 2021, our average electricity cost to produce one bitcoin was approximately $2,507.

We are strategically locating our sites in Texas due to its independent power market and abundance of low-cost renewable energy resources. We believe our liquid-cooling technology provides us better access to Texas’s low-cost renewable energy because it allows us to operate more efficiently in the warmer region of the state, where significant renewable energy resources are located. Curtailment of power generation from renewable energy sources may occur in order to balance energy supply and demand or due to transmission constraints, which may limit the benefit of low-cost renewable energy. Our mining operations provide a consistent and flexible demand for such power. Additionally, through our contractual relationship with our power suppliers, during periods of high energy prices and demand volatility, we have the ability to curtail and adjust the power demand of our sites, creating flexibility in our revenue sources and providing grid stability for the region.

We generate substantially all of our revenue from bitcoin mining. As we produce bitcoin through our mining operations, we will from time to time exchange our bitcoin for fiat currency to fund our operations on an as-needed basis, based on a variety of market and operational conditions. We intend to hold enough fiat currency or hedge enough of our bitcoin exposure to cover our projected near-term fiat currency needs, including liabilities and anticipated expenses and capital expenditures over the course of six to 18 months. In identifying our fiat currency needs, we assess market conditions and review our financial forecast on a daily basis. We safeguard and keep private our digital assets by utilizing offline storage solutions, which require multi-factor authentication and third-party custody solutions. While we are confident in the security of our digital assets, we continue to evaluate additional protective measures.

We generated revenue, net income and Adjusted EBITDA of $82.1 million, $49.4 million and $67.6 million, respectively, during the nine months ended September 30, 2021. We generated revenue, net loss and Adjusted EBITDA of $5.15 million, $0.5 million and $2.4 million, respectively, in 2020. Adjusted EBITDA is a financial measure not presented in accordance with GAAP. For a definition of Adjusted EBITDA, an explanation of our management’s use of this measure and a reconciliation of Adjusted EBITDA to net income (loss), see “— Summary Financial Statements — Non-GAAP Financial Metrics.”

Our Competitive Strengths

We believe the following attributes and capabilities provide us with competitive advantages that distinguish us from our peers:

•        One of the most efficient, lowest cost bitcoin mining companies in the industry.    We believe that we are one of the most efficient and low-cost large-scale bitcoin mining companies, achieved by leveraging our proprietary technology to operate our miners at the highest efficiency and utilizing low-cost power. We believe that our power arrangements combined with our liquid cooling technology and proprietary software, allows us to mine more bitcoin using fewer miners and causing less damage to those miners. Further, our technology enables our miners to operate with little to no down time, which reduces needed maintenance and replacement of our miners, further driving down costs. We have long-term, low-cost contracts in place for our electricity needs, resulting in an average electricity cost per bitcoin between January 1, 2021 and September 30, 2021 of approximately $2,507. The cost of power used by us in connection with our operations was under 2.0 cents per kilowatt-hour (“kWh”) for the nine months ended September 30, 2021.

•        Wholly owned and integrated technology and infrastructure platform.    We have customized the design of our mining sites and developed our own cooling-technology infrastructure to optimize our mining operations. Our investment in our sites provides a significant long-term benefit to the efficiency of these operations. We do not license our proprietary technology or provide hosting services to third parties. We believe having control over the critical components of our mining value chain provides us long-term strategic and financial benefits, including reduced overall costs, better quality control and an improved ability to react to disruptions and market trends in an expedient manner. This strategy reinforces our belief that owning and controlling a majority of the components of our mining infrastructure and owning our software is a distinct competitive advantage that gives us the operational flexibility required to maximize our profitability and control to implement our growth initiatives.

•        Innovative technology company with proprietary liquid-cooling systems and software.    We design and develop state-of-the-art technology specifically for our miners and infrastructure, including our proprietary large-scale, liquid-cooling systems and optimization software. We believe our liquid-cooling technology increases the efficiency of our mining equipment, allowing us to produce more bitcoin per unit of power consumed per miner and prolongs the useful life of our equipment. Our proprietary software allows us, in real time, to adjust and manage our miners and infrastructure for peak optimal performance. We believe mining efficiency will be critical to our success and our continued investment in our liquid-cooling and software technologies will provide us with a significant advantage over our competitors.

•        Strategically located mining sites with significant room for near-term growth.    As of September 30, 2021, we operated our bitcoin mining site in Texas, representing approximately 80 MW of mining capacity at our initial Texas site, which has a total capacity of 125 MW. We have begun construction at our second Texas site, which we expect to be completed by the end of 2022. We expect to have 225 MW of additional mining capacity at our second Texas site. Our strategic goals include adding 300 MW of capacity at our second Texas site by the end of 2023. We believe the increased efficiency of our liquid-cooling technology compared to air-cooled systems provides us an advantage in high-heat and high-humidity regions such as Texas that have access to an abundance of renewable power generation. Texas’s power landscape provides us access to cheap and clean renewable energy while also providing meaningful flexibility to the regional power grid.

•        Flexibility to curtail operations and release capacity during emergencies and high demand periods. Through our contractual relationship with our power suppliers, we can curtail our operations, enabling our power suppliers to sell unused capacity back to the power market during periods of high demand and price volatility, creating a flexible demand response to the volatility of the Texas electricity market. Through this contractual relationship with our power suppliers, we can still generate revenue during such periods. For example, the North American winter storm in February 2021 resulted in widespread power outages throughout Texas. During this storm, we curtailed our operations to allow our power supplier at our initial Texas site to sell unused capacity back to the power market. We “recouped” what would have otherwise been lost revenue attributable to the curtailment, in the form of energy credits from our power supplier.

•        Access to and use of low cost power.    We are dedicated to helping support the environmentally friendly mining of bitcoin, as we firmly believe that this will be critical to the long-term adoption and success of bitcoin. Our current and planned future operations are located in Texas, which, according to the United States Energy Information Association, leads the United States in wind-powered electricity generation, producing almost 30% of the United States’ total wind generation in 2020. Texas is also recognized for its significant solar power potential, second only to California based on the cumulative amount of solar electric capacity installed through the first quarter of 2021. The significant penetration of intermittent renewable energy will often lead to its curtailment, which reduces the economic and environmental benefits of this clean energy. We can locate our sites to efficiently utilize renewable energy that would have otherwise been curtailed and also curb our operations when the electric grid needs to utilize these renewable resources due to high electricity demand. As a first step towards our goal of establishing environmentally friendly bitcoin mines, we intend to reach 100% net carbon neutrality by the end of 2022 through these efforts and the purchase of carbon offsets.

Recent Developments

Lease and Electricity Supply Agreement at Second Texas Site

On August 31, 2021, we entered into a Datacenter Lease (the “Datacenter Lease”) with Temple Green Data LLC (“Temple Green”), pursuant to which Temple Green has agreed to provide data center site hosting and power supply services to us at our second Texas site. On October 8, 2021, we entered into Amendment No. 1 to the Datacenter Lease with Temple Green in order to update the legal description of the property. Under the Datacenter Lease, Temple Green has agreed to engineer and construct our site capable of hosting up to 225 MW (including 40 MW under a nonbinding letter of intent) of server and cooling load and associated electrical infrastructure in exchange for our promise to pay a fixed monthly lease and share a percentage of each building’s yearly profits, payment for which will begin on the date our site commences operations (subject to satisfactory credit support). The initial term of the Datacenter Lease is ten years and we have the sole option to extend for up to two five-year periods.

On August 31, 2021, we also entered into a master retail electricity supply agreement (the “Electricity Supply Agreement”) with an affiliate of NetZero Energy LLC (“NetZero”) to provide electricity to our second Texas site. NetZero has agreed to provide us with sufficient energy to operate our second Texas site at pre-determined maximum amounts during the term of the Datacenter Lease.

SAFE Transactions

Between June 2, 2021 and October 19, 2021, we entered into simple agreements for future equity, or SAFEs, with certain investors, pursuant to which we issued rights to such investors to receive shares of our Class A common stock upon the occurrence of a subsequent financing or listing event for an aggregate purchase price of $86.9 million. Each SAFE provides that, upon the closing of this offering, the rights will convert into shares of Class A common stock.

Corporate Reorganization

We were incorporated as a Delaware corporation on April 22, 2021. On June 30, 2021, we effected a series of transactions that reorganized our organization into a dual-class equity structure, which we refer to as the Corporate Reorganization. All share numbers presented in this section are historical and do not take into effect the Reverse Stock Split (unless otherwise noted).

Immediately prior to the Corporate Reorganization, Imperium held approximately 92% of the equity interests in Rhodium Holdings. As a result of the Corporate Reorganization, all non-controlling interest unit holders of Rhodium Holdings and certain of its subsidiaries (the “Corporate Reorganization Parties”) contributed their ownership interests in Rhodium Holdings and such subsidiaries to Rhodium in exchange for an aggregate 110,593,401 shares of Class A common stock. Rhodium then transferred the ownership interests in such subsidiaries to Rhodium Holdings in exchange for Rhodium Units.

In connection with the Corporate Reorganization, (i) Imperium retained 180,835,811 Rhodium Units, or approximately 62% of the economic interests in Rhodium Holdings, (ii) Rhodium acquired 110,593,401 Rhodium Units, or approximately 38% of the economic interests in Rhodium Holdings, (iii) Rhodium became the managing member of Rhodium Holdings and became responsible for all operational, management and administrative decisions relating to Rhodium Holdings’ business and will consolidate financial results of Rhodium Holdings and its subsidiaries, (iv) Rhodium became a holding company whose only material asset consists of membership interests in Rhodium Holdings and (v) Rhodium Holdings directly or indirectly owns all of the outstanding equity interests in the subsidiaries through which we operate our assets.

In connection with this offering, Rhodium will enter into a Master Reorganization Agreement pursuant to which (i) Rhodium will effect the Reverse Stock Split, (ii) Rhodium will amend and restate its organizational documents to give the holders of shares of common stock of Rhodium one vote on all matters on which stockholders are entitled to vote generally for each share of Class A common stock and Class B common stock held of record, (iii) Rhodium will issue            shares of Class B common stock to Imperium, and (iv) Rhodium will issue            shares of Class A common stock (assuming a public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus) to the investors under the SAFE Transactions (collectively, the “IPO Reorganization”). See “Certain Relationships and Related Party Transactions — Master Reorganization Agreement.”

Our organizational structure following this offering and the related IPO Reorganization is commonly referred to as an umbrella partnership-C corporation, or “Up-C” structure. Pursuant to this structure and following this offering, we will hold a number of Rhodium Units equal to the number of shares of Class A common stock issued and outstanding and Imperium will hold a number of Rhodium Units equal to the number of shares of Class B common stock issued and outstanding. The Up-C structure was selected in order to allow Imperium the option to continue to hold its economic ownership in Rhodium Holdings in a pass-through structure for U.S. federal income tax purposes through its ownership of Rhodium Units and potentially allows Imperium and Rhodium to benefit from net cash tax savings that Rhodium might realize as more fully described in “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”

After giving effect to the offering and the related IPO Reorganization contemplated by this prospectus, Rhodium will own an approximate            % interest in Rhodium Holdings (or            % if the underwriters’ option to purchase additional shares is exercised in full), Imperium will own an approximate            % interest in Rhodium Holdings (or            % if the underwriters’ option to purchase additional shares is exercised in full), and Imperium will own            shares of Class B common stock, which will represent an approximate            % interest in the voting power of the outstanding common stock of Rhodium Enterprises, Inc. (or            % if the underwriters’ option to purchase additional shares is exercised in full). See “Security Ownership of Certain Beneficial Owners and Management” for more information.

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. Rhodium does not intend to list Class B common stock on any exchange.

Under the Rhodium LLC Agreement, Imperium, subject to certain limitations, has the right (the “Redemption Right”) to cause Rhodium Holdings to acquire all or a portion of its Rhodium Units for, at Rhodium Holdings’ election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Rhodium Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an approximately equivalent amount of cash (the “Cash Election”) as determined pursuant to the terms of the Rhodium LLC Agreement. Alternatively, upon the exercise of the Redemption Right, Rhodium (instead of Rhodium Holdings) has the right (the “Call Right”) to acquire each tendered Rhodium Unit directly from Imperium for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an approximately equivalent amount of cash as determined pursuant to the terms of the Rhodium LLC Agreement. In addition, Rhodium has the right to require (i) upon the acquisition by Rhodium of substantially all of the Rhodium Units, certain minority unitholders or (ii) upon a change of control of Rhodium, Imperium, in each case, to exercise its Redemption Right with respect to some or all of such unitholder’s Rhodium Units. In connection with any redemption of Rhodium Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions — Rhodium LLC Agreement.”

In connection with the Up-C structure, we will enter into a Tax Receivable Agreement with Imperium at the close of this offering. This agreement generally provides for the payment by Rhodium to Imperium of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Rhodium Enterprises, Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) the increase in our proportionate share of the tax basis of the assets of Rhodium Holdings resulting from the exchange of Rhodium Units, and the corresponding surrender of an equivalent number of shares of Class B common stock, by Imperium for shares of Class A common stock (or for cash pursuant to the Cash Election) pursuant to the Redemption Right, and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Rhodium Enterprises, Inc. will retain the benefit of the remaining 15% of these cash savings.

While the net cash savings are not expected to be material if Imperium exchanged all of its Rhodium Units at the time of this offering, such net cash savings and the payments arising therefrom are expected to significantly increase based on the future operations and activities of Rhodium Holdings. If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” for more information.

Estimating the amount and timing of Rhodium’s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise, and the amount and timing of such tax benefits are unknown at this time and will vary based on a number of factors, many of which are outside of our control. Assuming no material changes in the relevant tax law and a price of $            per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated lump-sum payment would be approximately $            (calculated using a discount rate equal to the one-year London Interbank Offered Rate (or an agreed successor rate, if applicable) plus 100 basis points, applied against an undiscounted liability of approximately $            ). These amounts are estimates and have been prepared for informational purposes only. The actual amount of such lump-sum payment could vary significantly based on, among other things, the operations and activities of Rhodium Holdings in the period between this offering and an early termination or a change of control event.

See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” and “Corporate Reorganization” for more information on our organizational structure, including the Tax Receivable Agreement.

The diagram below depicts our simplified organizational structure immediately following this offering and the related IPO Reorganization assuming that the Underwriters do not exercise their option to purchase additional shares of Class A common stock:

Imperium Investments Holdings LLC ("Imperium")
Public Stockholders
Other Existing Holders(1)
Class B Common Stock % of Voting Power
Class A Common Stock % of Voting Power
Class A Common Stock % of Voting Power
Rhodium Enterprises, Inc. ("Rhodium")
Rhodium Technologies LLC Units % ownership interest
Rhodium Technologies LLC Units % ownership interest Sole Managing Member
Rhodium Technologies LLC ("Rhodium Holdings")
Operating Subsidiaries

____________

(1)      Includes the Existing Holders other than Imperium.

Reverse Stock Split

We will effect a 1-for-            reverse stock split immediately prior to and contingent upon the completion of this offering, pursuant to which each            shares of Class A common stock held of record by the holder thereof will be reclassified into one share of Class A common stock. No fractional shares will be issued. Pursuant to the Rhodium LLC Agreement, each Rhodium Unit will also be split on a corresponding 1-for-            basis, such that there will be an equivalent number of Rhodium Units outstanding as the aggregate number of shares of Class A common stock and Class B common stock outstanding following the Reverse Stock Split. We refer to this collectively as the “Reverse Stock Split.”

Unless otherwise indicated, and other than the consolidated financial statements and the related notes included elsewhere in this prospectus, the number of our shares of common stock presented in this prospectus is adjusted to reflect the Reverse Stock Split.

Our Principal Stockholders

Following the completion of this offering and related IPO Reorganization, Imperium will own 100% of our Class B common stock, representing approximately            % of the voting power of Rhodium Enterprises, Inc. (            % if the underwriters’ option to purchase additional shares is exercised in full).

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. For as long as we are an emerging growth company, unlike other public companies that do not meet those qualifications, we are not required to:

•        provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (“SOX”);

•        provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations in a registration statement on Form S-1;

•        comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•        provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”); or

•        obtain stockholder approval of any golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:

•        the last day of the year in which we have $1.07 billion or more in annual revenue;

•        the date on which we become a “large accelerated filer” (which means the year-end at which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

•        the date on which we issue more than $1 billion of non-convertible debt securities over a three-year period; or

•        the last day of the year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file or furnish in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company.

Corporate Information

We consider ourselves a remote-first company, meaning that for the vast majority of roles, our employees have the option to work remotely. Due to this, we do not currently have a principal executive office. Our website is located at www.rhodiumenterprises.io. Our telephone number is (956) 746-3486. We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on, or otherwise accessible through, our website or any other website does not constitute a part of this prospectus.

THE OFFERING

Class A common stock offered by us	shares.
Option to purchase additional shares of Class A common stock	We have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our Class A common stock.
Class A common stock to be outstanding after the offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares), after giving effect to the Reverse Stock Split.
Class B common stock to be outstanding immediately after completion of this offering shares (after giving effect to the Reverse Stock Split), or one share for each Rhodium Unit held by Imperium immediately following this offering. Class B shares are non-economic. In connection with any redemption of Rhodium Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled.

Use of proceeds

We expect to receive approximately $            million of net proceeds (assuming a public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus) from the sale of the Class A common stock offered by us (or approximately $            million, if the underwriters exercise in full their option to purchase additional shares) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to contribute the net proceeds of this offering to Rhodium Holdings in exchange for Rhodium Units. Rhodium Holdings will use such proceeds to repay our outstanding borrowings and accrued interest under the Bridge Loan, totaling approximately $31.0 million as of September 30, 2021, to construct new sites and for general corporate purposes, including the purchase of miners. Please see “Use of Proceeds.”

Voting power of Class A common stock after giving effect to this offering

          % or (or 100% if all outstanding Rhodium Units held by Imperium are redeemed, along with a corresponding number of shares of our Class B common stock, for newly issued shares of Class A common stock on a one-for-one basis), after giving effect to the Reverse Stock Split.

Voting power of Class B common stock after giving effect to this offering

          % or (or 0% if all outstanding Rhodium Units held by Imperium are redeemed, along with a corresponding number of shares of our Class B common stock, for newly issued shares of Class A common stock on a one-for-one basis), after giving effect to the Reverse Stock Split.

Voting rights

Imperium will hold all of the outstanding shares of our Class B common stock. Each share of Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. Each share of Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock” for more information.

Controlled company	Upon completion of this offering, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards.
Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends.
Listing and trading symbol	We have applied to list our Class A common stock on Nasdaq under the symbol “RHDM.”
Redemption rights of Imperium

Under the Rhodium LLC Agreement, Imperium, subject to certain limitations, has the right, pursuant to the Redemption Right, to cause Rhodium Holdings to acquire all or a portion of its Rhodium Units for, at Rhodium Holdings’ election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Rhodium Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an approximately equivalent amount of cash as determined pursuant to the terms of the Rhodium LLC Agreement. Alternatively, upon the exercise of the Redemption Right, Rhodium (instead of Rhodium Holdings) has the right, pursuant to the Call Right, to acquire each tendered Rhodium Unit directly from Imperium for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an approximately equivalent amount of cash as determined pursuant to the terms of the Rhodium LLC Agreement. In addition, Rhodium has the right to require (i) upon the acquisition by Rhodium of substantially all of the Rhodium Units, certain minority unitholders or (ii) upon a change of control of Rhodium, Imperium, in each case, to exercise its Redemption Right with respect to some or all of such unitholder’s Rhodium Units. In connection with any redemption of Rhodium Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions — Rhodium LLC Agreement.”

Tax receivable agreement

Future redemptions of Rhodium Units for shares of Class A common stock are expected to result in increases in the tax basis of the tangible and intangible assets of Rhodium Holdings (or our proportionate share of such tax basis). The anticipated basis adjustments are expected to increase (for tax purposes) our depreciation and amortization deductions and may also decrease our gains (or increase our losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that we would otherwise be required to pay in the future. In connection with the completion of this offering, we will enter into a Tax Receivable Agreement with Imperium. This agreement generally provides for the payment by Rhodium to Imperium of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Rhodium Enterprises, Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) the tax basis increases resulting from the redemption of Rhodium Units, and the corresponding surrender of an equivalent number of shares of Class B common stock, by Imperium for shares of Class A common stock (or for cash pursuant to the Cash Election) pursuant to the Redemption Right or Call Right, and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. While the net cash savings are not expected to be material if Imperium exchanged all of its Rhodium Units at the time of this offering, such net cash savings and the payments arising therefrom are expected to significantly increase based on the future operations and activities of Rhodium Holdings. If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” for more information.

Risk factors

See the section entitled “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our Class A common stock.

The information above excludes             shares of Class A common stock (taking into account the Reverse Stock Split) reserved for issuance under the 2021 Omnibus Incentive Plan that we intend to adopt in connection with the completion of this offering (the “Omnibus Incentive Plan”).

Summary of Risk Factors Applicable to Our Business

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

Risks Related to Our Limited Operating History

•        We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially adversely affected.

•        We have a history of operating losses and we may not be able to achieve or sustain profitability.

Risks Related to Our Bitcoin Mining Business

•        The price of new miners may be linked to the market price of bitcoin and other cryptocurrencies, and our costs of obtaining new and replacement miners may increase along with the market price of bitcoin and other cryptocurrencies, which may have a material and adverse effect on our financial condition and results of operations.

•        There are several new and existing competitors in our industry that are purchasing mining equipment at scale, which may cause delays or difficulty in us obtaining new miners, which could materially and adversely affect our business and results of operations.

•        We depend on a limited number of suppliers for our cooling liquid and, historically, have depended on one manufacturer for our miners, making us vulnerable to supply disruption and price fluctuation.

•        The cost of obtaining new and replacement miners and parts has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

•        Our failure to timely complete the construction of our second Texas site and commence its full commercial operations could negatively affect our business operations.

•        Our lease arrangements with our power suppliers at our Texas sites are subject to power supply and counterparty risks.

•        The COVID-19 pandemic has disrupted and may continue to disrupt international shipping and manufacturing pipelines, and we may not be able to obtain new miners or replacement parts for our existing miner fleet in a timely or cost-effective manner, which could materially and adversely affect our business and results of operations.

•        We may be subject to risks in connection with acquisitions.

Risks Related to Bitcoin

•        The trading price of bitcoin, which may be subject to pricing risks, including volatility related risks, has historically been subject to wide swings. A material decrease in the price of bitcoin could have a materially adverse effect on our business and results of operations.

•        The markets for bitcoin may be underregulated. As a result, the market price of bitcoin may be extremely volatile. Rapid decreases in the price of bitcoin could have a materially adverse effect on our business and results of operations.

Risks Related to Governmental Regulation and Enforcement

•        Regulatory or tax law changes or actions may alter the nature of your investment or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.

•        We are subject to a highly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, prospects or operations.

•        Bitcoin’s status in relevant jurisdictions is subject to a high degree of uncertainty and if we are unable to properly characterize it, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

•        We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to bitcoin mining operations, such as ours.

•        Our mining business is subject to local government regulation.

•        Future developments regarding the treatment of bitcoin for U.S. federal income and foreign tax purposes could adversely affect our business.

•        Changes to applicable U.S. tax laws and regulations could affect our and Rhodium Holdings’ business and future profitability.

Risks Related to our Organizational Structure

•        We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Rhodium Holdings, and we are accordingly dependent upon distributions from Rhodium Holdings to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

•        Imperium will hold a substantial majority of our common stock and will have the right to appoint a majority of our board members, and its interests may conflict with those of other stockholders.

•        We will be required to make payments to Imperium under the Tax Receivable Agreement for certain tax benefits we may claim, and no such payments will be made to any holders of our Class A common stock. The amounts of such payments could be significant.

•        If Rhodium Holdings were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Rhodium Holdings might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

Risks Related to the Offering and Our Class A Common Stock

•        There is no existing market for our Class A common stock, and we do not know if one will develop.

•        The dual-class structure of our common stock may adversely affect the trading market for our Class A common stock.

•        Investors in this offering will experience immediate and substantial dilution of $            per share.

•        Because we have no current plans to pay cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

•        We will incur significantly increased costs and devote substantial management time to reporting requirements as a result of operating as a public company.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL INFORMATION

Rhodium was incorporated in April 2021 and has limited historical financial operating results. The following table shows summary historical financial and other information and certain pro forma information for Rhodium and its subsidiaries and its accounting predecessor.

The summary historical financial information as of and for the period from April 1, 2020 (inception) to December 31, 2020 was derived from the audited historical financial statements of our accounting predecessor, Rhodium Holdings and Rhodium JV LLC on a combined basis, together with its consolidated subsidiaries included elsewhere in this prospectus. The summary historical financial information as of September 30, 2021 and 2020 and for the nine months ended September 30, 2021 and the period from April 1, 2020 (inception) to September 30, 2020 was derived from the unaudited historical financial statements of Rhodium and its subsidiaries included elsewhere in this prospectus.

The summary unaudited pro forma balance sheet as of September 30, 2021 has been prepared to give pro forma effect to (i) the Corporate Reorganization, (ii) the issuance of Class A common stock in accordance with the SAFE Transactions, (iii) the proceeds from the SAFE Transactions entered into after September 30, 2021, (iv) the IPO Reorganization (which includes the Reverse Stock Split) and (iv) this offering and the application of the net proceeds from this offering as if they had been completed as of September 30, 2021.

The summary unaudited pro forma statements of operations data for the year ended December 31, 2020 and the nine months ended September 30, 2021 have been prepared to give pro forma effect to (i) the issuance of Class A common stock in accordance with the SAFE Transactions, (ii) the proceeds from the SAFE Transactions, (iii) the IPO Reorganization (including the Reverse Stock Split) and (iv) this offering and the application of the net proceeds from this offering. The presentation of the unaudited pro forma financial information has been prepared in conformity with Article 11 of Regulation S-X and is based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial information and related notes are included for informational purposes only and do not purport to reflect our financial position or results of operations that would have occurred had we been in existence or operated as a public company or otherwise during the periods presented. If this offering and other transactions contemplated herein had occurred in the past, our operating results might have been materially different from those presented in the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our financial position or results of operations had the described transactions occurred on the dates assumed. The summary unaudited pro forma consolidated financial information also does not project our financial position or results of operations for any future period or date. Future results may vary significantly from the results reflected in the unaudited pro forma consolidated statements of operations and should not be relied on as an indication of our results after the consummation of this offering and the other transactions contemplated by such unaudited pro forma consolidated financial statements.

“Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization,” the historical financial statements and the unaudited pro forma financial statements included elsewhere in this prospectus contain additional information to be read in conjunction with the following table.

	Rhodium Enterprises, Inc.			Rhodium Pro Forma
	As of and for the nine months ended September 30, 2021	As of and for the period from April 1, 2020 (inception) to September 30, 2020	As of and for the period from April 1, 2020 (inception) to December 31, 2020	As of and for the nine months ended September 30, 2021	As of and for the period from April 1, 2020 (inception) to December 31, 2020
	(in thousands, except share and per share data)
Statement of Operations Information:
Revenue:
Revenue, net – digital asset mining	$82,097	$97	$5,150	$	$

Costs and expenses:
Cost of revenue, excluding colocation expense, depreciation and amortization	6,751	20	623
Cost of revenue – colocation expense	2,512	—	—
Selling, general and administrative	8,119	499	2,380
Depreciation and amortization	10,383	995	2,953
Impairment of digital assets	30,717	3	68
Total costs and expenses	58,482	1,517	6,024

Operating profit (loss)	23,615	(1,420)	(874)

Other income (expense)
Interest income (expense)	(1,620)	(193)	16
Realized gain on sale of digital assets	41,604	—	351
SAFE valuation gain (loss)	(2,618)	—	(422)
Other income, net	2,603	145	217
Total other income (expense)	39,969	(48)	(162)

Income (loss) before provision for income taxes	63,584	(1,468)	(712)

Provision for (benefit from) income taxes	14,205	(409)	181

Net income (loss)	49,379	(1,059)	(531)

Net income (loss) attributable to non-controlling interest	35,878	(315)	(244)

Net income (loss) attributable to Rhodium Enterprises, Inc.	$13,501	$(744)	$(287)	$	$

Net income available to Class A common stock per share:
Basic	$0.10			$	$
Diluted	$0.10			$	$

Weighted average shares of Class A common stock outstanding:
Basic	110,593,401
Diluted	110,593,401			$	$

				$	$
	Rhodium Enterprises, Inc.			Rhodium Pro Forma
	As of and for the nine months ended September 30, 2021	As of and for the period from April 1, 2020 (inception) to September 30, 2020	As of and for the period from April 1, 2020 (inception) to December 31, 2020	As of and for the nine months ended September 30, 2021	As of and for the period from April 1, 2020 (inception) to December 31, 2020
	(in thousands, except share and per share data)
Balance Sheet Information:
Cash and cash equivalents	$103,799		$9,059	$
Digital assets	12,523		137
Total assets	276,223		45,264
Total liabilities	190,016		40,984
Total stockholders’ and members’ equity	86,217		4,280

Statement of Cash Flows Information:
Net cash used in operating activities	$(23,953)	$(1,360)	$(3,010)
Net cash used in investing activities	(42,613)	(25,903)	(30,103)
Net cash provided by financing activities	161,306	31,108	42,172

Other Financial Information:
Adjusted EBITDA(1)	$67,645		$2,380

____________

(1)      Adjusted EBITDA is not a financial measure calculated or presented in accordance with GAAP. See “— Non-GAAP Reconciliation” for information regarding our use of this non-GAAP financial measure and a reconciliation to its most directly comparable GAAP equivalent.

Non-GAAP Reconciliation:

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) before interest expense, income taxes, depreciation and amortization, further adjusted by the removal of one-time transaction costs, impairment of digital assets, realized gains and losses on the sale of digital assets, SAFE discount, and expenses related to stock-based compensation.

The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted EBITDA in this prospectus because it is a key measurement used internally by management to make operating decisions, including those related to operating expenses, evaluate performance and perform strategic and financial planning. However, you should be aware that when evaluating Adjusted EBITDA, we may incur future expenses similar to those excluded when calculating these measures. The presentation of this measure should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Further, this non-GAAP financial measure should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. We compensate for these limitations by relying primarily on GAAP results and using Adjusted EBITDA on a supplemental basis. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies because not all companies calculate this measure in the same fashion. You should review the reconciliation of net income (loss) to Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for the period ended December 31, 2020 and for the nine months ended September 30, 2021:

	For the period from April 1, 2020 (inception) to December 31, 2020	For the nine months ended September 30, 2021
	(in thousands)
Net income (loss)	$(531)	$49,379
Adjustments:
Interest expense	422	1,620
Provision for (benefit from) income taxes	(181)	14,205
Depreciation and amortization	2,953	10,383
Impairment of digital assets	68	30,717
Realized gain on sale of digital assets	(351)	(41,604)
SAFE valuation gain (loss)	—	2,618
One-time transaction costs(1)	—	327
Adjusted EBITDA	$2,380	$67,645

____________

(1)      One-time transaction costs represent non-recurring legal and advisory costs with respect to the SAFE Transactions and our second Texas site lease.

RISK FACTORS

Investing in our Class A common stock involves risks. The information in this prospectus should be considered carefully, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” and the following risks before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also materially affect our business. The occurrence of any of the following risks or additional risks and uncertainties that are currently immaterial or unknown could materially and adversely affect our business, financial condition, liquidity, results of operations, cash flows or prospects. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Risks Related to Our Limited Operating History

We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially adversely affected.

We were organized and began mining bitcoin in 2020. Accordingly, we have a limited operating history, which makes an evaluation of our future prospects difficult. Our operating results will likely fluctuate moving forward as we focus on increasing our capacity and as the market price of bitcoin fluctuates. We may need to make business decisions that could adversely affect our operating results, such as modifications to our business structure, or operations. In addition, we have grown rapidly since inception. This growth has placed significant demands on our management, financial, operational, technological, and other resources, and we expect that additional growth could place significant demands on our management and other resources and require us to continue developing and improving our operational, financial, and other internal controls. We may not be able to address these challenges in a cost-effective manner or at all. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures or take advantage of market opportunities and our business, financial condition, and results of operations could be materially harmed.

We have a history of operating losses and we may not be able to achieve or sustain profitability.

Our history of operating losses is due to non-cash depreciation expenses. As of December 31, 2020, we had approximate balances of cash and cash equivalents of $9.1 million, working capital of $19.1 million, total members’ equity of $4.3 million and an accumulated deficit of $0.3 million. As of September 30, 2021, we had approximate balances of cash and cash equivalents of $103.8 million, working capital of $121.9 million, total members’ equity of $86.2 million and retained earnings of $64.4 million. To date, we have, in large part, relied on the sale of bitcoin we mine to repay this debt and to fund our operations, and if bitcoin prices are not sufficiently high to enable us to sell the bitcoin we mine at prices above our cost to mine it, we may not be able to repay such debt at a rapid pace and therefore we may be unable to fund our operations without raising additional capital.

Even if bitcoin prices are sufficiently high for our mining activities, we are likely to need to raise additional capital to fund the acquisition of new miners to replace our existing miners and expand our fleet to be competitive in our volatile and highly competitive industry.

We may be unable to raise additional capital needed to grow our business.

We will likely continue to operate at a loss and we expect to need to raise additional capital to expand our operations and pursue our growth strategies, and to respond to competitive pressures or unanticipated working capital requirements. We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our Class A common stock could decline. Furthermore, if we engage in additional debt financing, the holders of debt likely would have priority over the holders of common stock on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness or take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders.

Risks Related to Our Bitcoin Mining Business

The cost of obtaining new and replacement miners and parts has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

Our bitcoin mining operations can be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining are lower than the price of the bitcoin we mine when we sell it. Our miners experience ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond our control. Over time, we will replace those miners which are no longer functional with new miners purchased from third-party manufacturers. Additionally, as the technology evolves, we may acquire newer models of miners to remain competitive in the market.

For example, the 22,600 new model Whatsminer M30S, M31S, and M31S+ miners that were placed online in the period from April 1, 2020 (inception) to September 30, 2021 will eventually become obsolete or will degrade due to ordinary wear and tear from usage, and may also be lost or damaged due to factors outside of our control. We use customized proprietary firmware in our miners, developed in cooperation with the manufacturer. Our customized firmware permits us to modify the frequency (clock speed) at which the miners operate, as well as the operating voltage applied to the Application-Specific Integrated Chips (“ASIC”) processors. Although our liquid-cooling technologies dissipate heat more efficiently versus air cooling, our use of customized firmware, to the extent we are not operating the machines to manufacturer specifications, could increase the risk of machine failure. Once this happens, these new miners will need to be repaired or replaced along with other equipment from time to time for us to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis based on availability of new miners and our access to adequate capital resources. If we are unable to obtain adequate numbers of new and replacement miners at scale, we may be unable to remain competitive in our highly competitive and evolving industry. If this happens, we may not be able to mine bitcoin as efficiently or in similar amounts as our competition and, as a result, our business and financial results could suffer. This could, in turn, materially and adversely affect the trading price of our securities and our investors could lose part or all of their investment.

The price of new miners may be linked to the market price of bitcoin and other cryptocurrencies, and our costs of obtaining new and replacement miners may increase along with the market price of bitcoin and other cryptocurrencies, which may have a material and adverse effect on our financial condition and results of operations.

Our financial condition and results of operations are dependent on our ability to sell the bitcoin we mine at a price greater than our costs to produce that bitcoin. We incur significant up-front capital costs each time we acquire new miners, and, if future prices of bitcoin are not sufficiently high, we may not realize the benefit of these capital expenditures. As the price for new miners we buy increases, our cost to mine a single bitcoin also increases, therefore requiring a corresponding increase in the price of bitcoin for us to maintain our results of operations, to the extent we sell the bitcoin shortly after mining it.

We have observed significant fluctuations in market prices for bitcoin, to the extent that we are unable to reasonably predict future prices for the bitcoin we mine. This is an issue particularly because the structure of our purchase agreements with our miner manufacturer providing for the purchase of miners typically are entered into at least six months in advance of delivery. The market price of bitcoin could decrease during this time to the point at which it no longer becomes profitable for us to use such equipment to mine bitcoin and, as a result, our business and financial results could suffer. This could, in turn, materially and adversely affect the trading price of our securities and our investors could lose part or all of their investment.

Reports have been released that the prices of new miners are adjusted according to the price of bitcoin. As a result, the cost of new machines can be unpredictable, and could also be significantly higher than our historical cost for new miners. As a result, at times, we may obtain miners and other hardware from third parties at higher prices, to the extent they are available. For example, beginning in the second half of 2020 and continuing into the fourth quarter of 2021, we observed a significant appreciation in the market price of bitcoin, as well as an increase in the per-unit price of the miners we use to mine bitcoin. While we cannot know definitively if these two phenomena are linked, we have seen a measurable increase in the prices for new miners offered by third party manufacturers during periods of increased market prices for bitcoin, and such prices may continue to track the volatility in the market price of bitcoin.

The global supply chain for miners is presently constrained due to unprecedented demand coupled with a global semiconductor (including microchip) shortage, with a significant portion of available miners being acquired by companies with substantial resources. Semiconductors are utilized in various devices and products and are a crucial component of miners. Supply chain constraints coupled with increasing demand has led to increased pricing and limited availability for semiconductors. Prices for both new and older models of miners have been on the rise and these supply constraints are expected to continue for the foreseeable future. China, a major supplier of miners, has seen a production slowdown as a result of COVID-19. Should similar outbreaks or other disruptions to the China-based global supply chain for mining hardware occur, we may not be able to obtain adequate replacement parts for our existing miners or to obtain additional miners on a timely basis, if at all, or we may only be able to acquire miners at premium prices. Such events could have a material adverse effect on our ability to pursue our strategy, which could have a material adverse effect on our business and the value of our securities.

There are several new and existing competitors in our industry that are purchasing mining equipment at scale, which may cause delays or difficulty in us obtaining new miners, which could materially and adversely affect our business and results of operations.

Many of the competitors in our industry have also been purchasing mining equipment at scale, which has caused a world-wide shortage of mining equipment and extended the corresponding delivery schedules for new miner purchases. There are no assurances that manufacturers, including the manufacturer with whom we currently have a contractual relationship, will be able to keep pace with the surge in demand for mining equipment. It is uncertain how manufacturers will respond to this increased global demand and whether they can deliver on the schedules promised to all of their customers.

In the event manufacturers are not able to keep pace with demand, we may not be able to purchase miners in sufficient quantities or on the delivery schedules that meet our business needs. Additionally, should manufacturers default on their purchase agreements with us, we would have to pursue recourse in an international jurisdiction, which would be costly and time consuming to resolve, and there is no guarantee we would succeed in recovering any of our deposits paid for such miner purchases, which could materially and adversely affect our business and results of operations.

The COVID-19 pandemic has disrupted and may continue to disrupt international shipping and manufacturing pipelines, and we may not be able to obtain new miners or replacement parts for our existing miner fleet in a timely or cost-effective manner, which could materially and adversely affect our business and results of operations.

The COVID-19 pandemic has resulted in authorities imposing, and businesses and individuals implementing, numerous unprecedented measures to try to contain the virus. While there have been vaccines developed and administered, and the spread of COVID-19 may eventually be contained or mitigated, we cannot predict the timing of vaccine roll-outs globally or the efficacy of such vaccines. In addition to vaccinations, containment efforts have included travel bans and restrictions, quarantines, shelter-in-place/stay-at-home and social distancing orders, and shutdowns. These decisions, as well as potentially lasting increased adoption of remote meeting and collaboration technologies, may negatively impact our business and harm productivity and collaboration, in particular for key personnel. The extent to which the COVID-19 pandemic will continue to affect our business, results of operations and financial condition is difficult to predict and depends on numerous evolving factors, including: the duration and scope of the pandemic and its impact on overall global uncertainty; government, social, business and other actions that have been and will be taken in response to the pandemic; and the pandemic’s effect on short- and long-term general economic conditions.

Current and future restrictions or disruptions of transportation, such as reduced availability of air and ground transport, port closures or congestion, and increased border controls or closures, could materially adversely affect us. We have already observed a significant increase in both air and sea freight costs as a result of the COVID-19 pandemic, which results in higher shipping costs for us as we seek to ship new and replacement miners from manufacturing locations located in China to our operations in the United States. These increased costs could have a material adverse effect on our financial condition and results of operations, particularly if the effects of the COVID-19 pandemic continue.

Furthermore, various COVID-19-related restrictions on travel, work, and movement of goods and supplies, as well as the cumulative impact of the mounting number of lost working days, has strained our manufacturing partners, suppliers and logistics partners and impacted their ability to produce and deliver a sufficient number of products needed to meet the global demand for miners. The pandemic’s impact on the global supply chain and manufacturing interruptions is evidenced by decreased production and resulting shortage of semiconductors, which are used in the manufacture of the ASIC chips used in the miners we operate.

While we believe our current manufacturing partner and component suppliers mostly have been able to continue to operate to date in compliance with applicable regulations and current limitations, future restrictions on their operations could impact their ability to meet global demand for new miners. Concurrently, along with an increased trading price of bitcoin and other cryptocurrencies in late 2020 and early 2021, we observed an increased demand for miners, leading to increased per-unit costs for new miners. If the scarcity of miners continues, this pricing trend may continue. If we are unable to acquire new miners, or if our cost for new miners is excessively high, we may not be able to compete with other bitcoin mining companies, which may materially and adversely affect our business and results of operations.

We depend on a limited number of suppliers for our cooling liquid and, historically, have depended on one manufacturer for our miners, making us vulnerable to supply disruption and price fluctuation.

Our reliance on single or a limited number of suppliers could result in product delivery problems and delays and reduced control over product pricing and quality. Though in some cases, we may prefer to have multiple sources to procure certain key items used in our operations, in some cases it is not practical or feasible to do so, particularly in our industry.

Historically, we have purchased our miners from one manufacturer. As a result, the miners we currently own were manufactured entirely in China, which has recently banned mining of bitcoin within China. Although we are not aware of any government action banning or restricting the manufacture or export of miners, any future restriction or impairment by the Chinese government on the manufacture or export of miners from China could materially adversely impact our ability to add new capacity to our mining sites, to replace miners that may fail and to timely upgrade miners to more efficient and newer technologies.

We purchase electricity pursuant to contracts that require us to commit to purchase electricity in certain increments. We must purchase and obtain miners sufficient to utilize all such committed electricity as quickly as possible after each such purchased increment of electric power comes online. If we are unable to timely obtain new miners to utilize all of the electricity that we have committed to purchase (for example, due to a supply disruption or delay, as discussed elsewhere in these risk factors), our profitability will be negatively impacted because we will be required to purchase electricity that cannot be used fully for mining.

Our deep relationship with our current manufacturer has resulted in favorable pricing terms for the miners that we purchased from them. We also rely on a few manufacturers of the fluid used in our liquid-cooling systems. We may suffer a disruption in the supply of miners or fluid if we are unable to purchase them on a timely basis or at all for any reason. Any supply disruption, including delay in delivery by our suppliers or manufacturers, increased demand in their products causing them to delay production or delivery to us, or the bankruptcy or shutdown of our suppliers or manufacturers, could prevent us from competing with other bitcoin mining companies, or could force us to purchase miners or fluid from parties other than those with which we presently have contractual relationships, which may charge us more, and all of which may materially and adversely affect our business and results of operations. Additionally, the proliferation of liquid-cooling technology in the cryptocurrency mining business or in the computing industry more generally could increase demand for the fluid we use in our liquid-cooling operations, which could increase our costs of operation and therefore could materially and adversely affect our business and results of operations.

To the extent that the profit margins of bitcoin mining operations are not high, operators of bitcoin mining operations are more likely to immediately sell bitcoin rewards earned by mining in the market, thereby constraining growth of the price of bitcoin, which could adversely impact us.

Over the past few years, bitcoin mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC servers. New processing power being added by incorporated and unincorporated “professionalized” mining operations is gaining market share. Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines acquired from

ASIC manufacturers. Acquiring this specialized hardware at scale requires the investment of significant up-front capital, and mining operations incur significant expenses related to the operation of this hardware at scale, such as leasing operating space (often in data centers or warehousing facilities), incurring electricity costs to run the miners and employing technicians to operate mining farms. With the greater scale of professionalized mining operations (compared to individual mining operations) comes pressure to maintain profit margins on the rapid sale of bitcoin, whereas individual mining operations in past years were more likely to hold newly mined bitcoin for more extended periods. To the extent the price of bitcoin declines and such profit margin is constrained, professionalized mining operations are incentivized to sell bitcoin earned from mining operations soon after mining. This rapid selling of newly mined bitcoin greatly increases the volume of bitcoin that would otherwise be available for sale under normal market circumstances, creating downward pressure on the market price of bitcoin rewards.

Profit margin for a bitcoin mining operation is in essence the value of bitcoin mined by a professionalized mining operation minus the allocable capital and operating costs to mine bitcoin. A professionalized mining operation may be more likely to rapidly sell a higher percentage of its newly mined bitcoin if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing bitcoin prices. Lower bitcoin prices could result in further tightening of profit margins for professionalized mining operations, creating a network effect that may further reduce the price of bitcoin until mining operations with higher operating costs become unprofitable. Ultimately this effect could force professionalized mining operations to reduce mining power or temporarily cease mining operations.

Our reliance on a third-party mining pool service provider for our mining revenue payouts may have a negative impact on our operations, including as a result of cyber-attacks against the mining pool operator and/or our limited recourse against the mining pool operator with respect to rewards paid to us.

We receive bitcoin mining rewards from our mining activity through third-party mining pool operators. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power, used to generate each block. Should the pool operator’s system suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operators’ record keeping to accurately record the total processing power provided to the pools for a given bitcoin mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total used by each pool, the mining pool operators use their own record-keeping to determine our proportion of a given reward. We have little means of recourse against the mining pool operators if we determine the proportion of the reward paid out to us by the mining pool operators is incorrect, other than leaving the pools. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for our efforts or be forced to leave the mining pool or join a new mining pool, all of which could have an adverse effect on our business and operations.

In addition, our proportion of mining rewards are temporarily held by the operators of the pools until they are distributed to us. During this time, cryptocurrencies held by the pool operators may be subject to risk of loss due to theft or loss of private keys, among other things, and distributions of such cryptocurrencies from the pool operators to their custodian or other wallets may be intercepted by malicious actors. If a pool operator ceases to provide services, whether related to a cyberattack, software malfunction or other similar issue, or discovers a shortfall in the bitcoin held by the pool, the revenue that we generated from the pool may never be paid to us, and we may have little means of recourse against the mining pool operator. Even if we joined other mining pools, there is a risk of short-term impact on our financial performance in making that transition, and new mining pools would hold the same or additional risks.

We are in the process of developing our own mining pool to, in part, mitigate the risks associated with relying on third-party pools, but we may not be successful in doing so, which could have an adverse effect on our business and operations.

The reward for adding new blocks to the bitcoin blockchain is subject to halving, and the value of bitcoin may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

Halving is a process incorporated into many proof-of-work consensus algorithms that reduces the bitcoin reward paid to those who mine bitcoin over time according to a pre-determined schedule. This reduction in reward spreads out the release of bitcoin over a long period of time resulting in an ever-smaller number of bitcoin being mined, reducing the risk of coin-based inflation. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, then again to 12.5 on July 9, 2016 at block 420,000. The most recent halving for bitcoin happened on May 11, 2020 at block 630,000 and the reward reduced to 6.25. According to bitcoin.org, the next halving is projected to occur in 2024. This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million bitcoin, which is expected around 2140. While bitcoin price has had a history of price fluctuations around the halving of its rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin or a proportionate decrease in mining difficulty does not follow these anticipated halving events, the revenue we earn from our bitcoin mining operations could see a corresponding decrease, which could have a material adverse effect on our business and operations.

We may not be able to realize the benefits of forks, and forks in the bitcoin network may occur in the future which may affect our operations and financial performance.

The future development and growth of bitcoin is subject to a variety of factors that are difficult to predict and evaluate. Because bitcoin is built on an open source protocol without a centralized governing authority, there is a possibility bitcoin develops in ways which are not foreseeable. An example is modification of the bitcoin protocol by a sufficient number of users (known as a “hard fork”).

The bitcoin protocol has been subject to “hard forks” that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold and others. Some of these hard forks have caused fragmentation among trading platforms as to the correct naming convention for the forked cryptocurrencies. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked cryptocurrencies, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked cryptocurrencies, which results in further confusion to individuals as to the nature of assets they hold on digital asset trading platforms. In addition, several of these hard forks were contentious and as a result, participants in certain digital asset user and developer communities may harbor ill will toward other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of bitcoin or any of its forked alternatives.

Furthermore, hard forks can lead to new security concerns. For instance, when the Bitcoin Cash and Bitcoin Cash SV network split in November 2018, “replay” attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded bitcoin, resulting in significant losses to some digital asset trading platforms. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making digital asset networks that rely on proof-of-work more susceptible to attack in the wake of a fork.

Historically, speculation over a new “hard fork” in the bitcoin protocol has resulted in bitcoin price volatility and future hard forks may occur at any time. A hard fork can lead to a disruption of networks and our information technology systems could be affected by cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of its assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we has no intention of supporting an asset compromised by a hard fork. Additionally, a hard fork may result in a scenario where users running the previous protocol will not recognize blocks created by those running the new protocol, and vice versa. This may render our bitcoin mining hardware incompatible with the new bitcoin protocol. Such changes may have a material effect on our operations, financial position and financial performance.

Because our miners are designed specifically to mine bitcoin, our future success will depend in large part upon the value of bitcoin, and any sustained decline in its value could adversely affect our business and results of operations.

Our operating results will depend in large part upon the value of bitcoin because it is the only cryptocurrency we currently mine. Specifically, our revenues from our bitcoin mining operations are based upon two factors: (1) the number of bitcoin rewards we successfully mine and (2) the value of bitcoin. In addition, our operating results are directly impacted by changes in the value of bitcoin because under the value measurement model, both realized and unrealized changes will be reflected in our statement of operations (i.e., we mark bitcoin to fair value each quarter). Please see our financial statements and related notes appearing elsewhere in this prospectus. This means that our operating results will be subject to swings based upon increases or decreases in the value of bitcoin. The introduction of alternative cryptocurrencies, such as those backed by central banks known as Central Bank Digital Currencies, could significantly reduce the demand for bitcoin. This would reduce both our ability to earn mining rewards and transaction fees, and would also impair our ability to monetize the bitcoin we earn in accordance with our financial projections.

Our reliance primarily on a limited assortment of miner models from a single manufacturer may subject our operations to increased risk of failure.

The performance and reliability of our miners and our technology is critical to our reputation and our operations. Because we currently use a limited assortment of miners in our fleet, if there are issues with those machines, such as a design flaw in the ASIC chips they employ, our entire system could be affected. We currently use a few different models of miners, but if there are issues with such machines, we may have to rely on a single model of miner. Any system error or failure may significantly delay response times or even cause our system to fail. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error common to the type of miners we use affects all such miners; therefore, if a defect or other flaw exists and is exploited, all or a substantial portion of our mining operations could go offline simultaneously. Any interruption, delay or system failure could result in financial losses, a decrease in the trading price of shares of our Class A common stock and damage to our reputation.

Our mining operations, including the sites in which our miners are operated or that are currently under construction, may experience damages, including damages that are not covered by insurance.

Our current mining operations at our initial Texas site are, and any future mining operations we establish, including at our second Texas site, will be, subject to a variety of risks relating to their physical condition and operation, including, but not limited to:

•        the presence of construction or repair defects or other structural or building damage;

•        any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

•        any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

•        claims by employees and others for injuries sustained at our properties, including as a result of exposure to high voltage operations, extreme temperature conditions in our mines, exposure to on-site contaminants and pollutants and dangers posed by the liquid-cooling reservoirs located at our sites.

For example, our mining sites could be rendered temporarily or permanently inoperable as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures we take to protect against these risks may not be sufficient. Additionally, our mining sites could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Our existing insurance covers the replacement cost of lost or damaged miners, but does not cover any interruption of our mining activities; therefore our existing insurance may not be adequate to cover the losses we suffer as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mining sites in our network, we may not be able to remediate that loss in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such sites.

Our existing insurance coverage may not be adequate to cover all of our potential losses, and increased self-insurance and other insurance costs could materially and adversely affect our business and results of operations.

We maintain insurance policies for our business that provide us with some protection in the event our miners are lost or damaged while at our Texas sites; however, these insurance policies and protections may not be adequate to protect us from liabilities that we may incur in connection with the operation of our business. Certain extraordinary hazards, for example, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits, and policy payments made to us may not be made on a timely basis. Because of the high cost of new miners, if our insurance coverage is insufficient to cover the replacement, or if payment of our existing coverage benefits is significantly delayed, we may be required to expend additional capital resources to replace any miners we lose as a result of casualty events.

Additionally, although we seek to control our insurance risk and costs, the premiums we pay to obtain insurance coverage may, and are likely to, increase over time. These increases in insurance premiums can occur unexpectedly and without regard to our efforts to limit them, and, because of these rising costs, we may not be able to obtain similar levels of insurance coverage on reasonable terms, or at all. If this occurs, we may choose or be forced to self-insure our assets, which could expose us to significant financial risk due to the high cost of new miners. If insurance costs become unacceptably high and we elect to self-insure, and we experience a significant casualty event resulting in the loss of some or all of our miners, we could be forced to expend significant capital resources to acquire new replacement miners. If such casualty loss of our miners is not adequately covered by insurance and we do not have access to sufficient capital resources to acquire replacement miners, we may not be able to compete in our rapidly evolving and highly competitive industry, which could materially and adversely affect our financial condition and results of operations, and our business could suffer.

Furthermore, the bitcoin held by us is not insured by any government-sponsored investor protection program or otherwise. Therefore, any loss of bitcoin held by us, either through an information security failure, a mistaken transaction or otherwise, would not be reimbursed. This could adversely affect our operations and, consequently, an investment in our securities.

Our failure to timely complete the construction of our second Texas site and commence its full commercial operations could negatively affect our business operations.

We expect to deploy 225 MW of liquid-cooled miners at our second Texas site by the end of 2022. We expect the construction at this site to be completed by the end of 2022. We cannot give assurances that the construction will be completed as scheduled, without cost overrun or at all. Even if the construction is completed on a timely basis, we cannot give assurances that the full commercial operations will begin as we expected. In addition, we may not be able to attract a sufficient number of skilled workers to meet the needs of our new site, particularly given the current regulatory and economic climate in Texas, which is encouraging cryptocurrency mining companies like ours to operate in Texas. If we experience delays in construction or commencement of the full commercial operations, supply chain disruptions (such as the global semiconductor shortage), increased costs of component parts or raw materials, increased costs or lack of skilled labor or disputes with our third party contractors or service providers, or if other unforeseen events occur, our business, financial condition and results of operations could be adversely impacted. Operating results could also be unfavorably impacted by start-up costs until production at our new site reaches planned levels. We may also be unable to meet our goal of adding 300 MW of capacity at our second Texas site by the end of 2023.

Additionally, if construction of our second Texas site is delayed due to any of the above, we may not be able to deploy the additional miners we have recently purchased and, therefore, we may not realize the benefit of our substantial capital investments in new miners. If this occurs, our business may suffer, and the results of our operations may be adversely affected. Cost overruns associated with constructing our second Texas site could require us to raise additional funds from other sources.

Increased labor costs and the unavailability of skilled workers could hurt our business, financial condition and results of operations.

We are dependent upon a pool of available skilled employees to operate and maintain our business. We compete with other cryptocurrency mining businesses and other similar employers to attract and retain qualified personnel with the technical skills and experience required to provide the highest quality service. The demand for skilled workers is high and the supply is limited, and a shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult for us to attract and retain personnel and could require us to enhance our wage and benefits packages, which could increase our operating costs.

Our Chief Financial Officer, who is one of our four co-founders, and certain other non-executive workers are independent contractors and may allocate their time to other businesses which may cause conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could adversely impact our business.

Our Chief Financial Officer and certain other non-executive workers are independent contractors. While the Chief Financial Officer works full time for us, he has investments in other businesses which may require some of his attention. Furthermore, any individual who is an independent contractor is not technically required to, and may not, commit their full time to our affairs. In some cases, this may result in a conflict of interest in allocating time between our operations and other businesses. All of these individuals are engaged, in some capacity, in other non-competing business endeavors for which they may be entitled to compensation, and are not obligated to contribute any specific number of hours per week to our affairs. In addition, because such persons are independent contractors, they may not owe us the same implied-in-law employee duties of loyalty.

Misclassification or reclassification of our independent contractors or employees could increase our costs and adversely impact our business.

Our workers are classified as either employees or independent contractors, and if classified as employees, as either exempt from overtime or non-exempt (and therefore overtime eligible). Regulatory authorities and private parties have recently asserted within several industries that some independent contractors should be classified as employees and that some exempt employees should be classified as non-exempt based upon the applicable facts and circumstances and their interpretations of existing rules and regulations. If we are found to have misclassified employees as independent contractors or misclassified non-exempt employees as exempt, we could face penalties and have additional exposure under federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee overtime and benefits and tax withholdings. Legislative, judicial or regulatory (including tax) authorities could also introduce proposals or assert interpretations of existing rules and regulations that would change the classification of a number of independent contractors doing business with us from independent contractor to employee and a potentially significant number of exempt employees to non-exempt. A reclassification in either case could result in a significant increase in employment-related costs such as wages, benefits and taxes. The costs associated with employee misclassification, including any related regulatory action or litigation, could have a material adverse effect on our results of operations and our financial position.

We are subject to risks associated with our need for significant electrical power.

Our mining operations have historically required significant amounts of electrical power. As we continue to expand our mining fleet, we anticipate our demand for electrical power will continue to grow. If we are unable to continue to obtain sufficient electrical power to operate our miners on a cost-effective basis, we may not realize the anticipated benefits of our significant capital investments in new miners.

Additionally, our mining operations could be materially adversely affected by prolonged power outages. Although our miners may be powered by backup generators on a temporary basis, it would not be feasible or cost-effective to run miners on back-up power generators for extended periods of time. We would likely need to reduce or cease our operations in the event of an extended power outage or as a result of the unavailability or increased cost of electrical power, which would materially and adversely affect our business and results of operations.

Our lease arrangements with our power suppliers at our Texas sites are subject to power supply and counterparty risks.

Our initial Texas site is located within a data center in Milam County, Texas that is owned by our power supplier. Our second Texas site is located within Bell County, Texas. Our power suppliers, in turn, are owned by unrelated third-parties. Our Texas sites are located on property owned by separate unrelated third-parties, which lease such properties to our power suppliers. Our power supplier at our initial Texas site, in turn, has entered into several colocation hosting services agreements with us, pursuant to which our power supplier provides electricity and colocation hosting services to us and we pay for the electricity for the site over a term. Our power supplier at our second Texas site, in turn, has entered into an Electricity Supply Agreement with us, pursuant to which our power supplier provides electricity to us and we pay for the electricity for the site over a term. If either of our power suppliers breaches its lease, any such breach could jeopardize the colocation hosting services agreement or the Electricity Supply Agreement, respectively, and our ability to continue our operations at the Texas sites pursuant to such agreements. As a result, we could be forced to expend significant capital resources to relocate our operations.

Our business model depends on obtaining large quantities of electricity at very favorable rates. Our power suppliers have procured favorable electricity rates for use at our premises. Under our fixed cost, 10-year colocation hosting services agreements and our Electricity Supply Agreement with our power suppliers, our power suppliers provide electricity to the premises at rates representing a pass-through to us of the same rates our power suppliers receive, all subject to a cap on the maximum rate that may be passed-through. If we fail to meet any of our obligations under our agreements with our power suppliers, we could lose the favorable electricity rate or experience a complete loss of electricity service to the premises. Additionally, if either of our power suppliers breaches its agreement with the electricity service provider, our power suppliers could lose the favorable rates they receive for electricity and become unable to pass those favorable rates along to us. If any of the foregoing were to occur, we may be unable to operate our business efficiently or profitably.

Further, under our arrangements with our power suppliers, we could become obligated to pay our power suppliers a percentage of the cost of a specified electricity consumption amount, even if the actual consumption amount is lower. As a result, we could pay for electricity we do not use. Finally, all of our agreements with our power suppliers are of limited duration. We may not be able to renew these contracts, or negotiate the same or similar terms upon renewal, which could cause our electricity rate to increase and our business and financial results to suffer. This could, in turn, materially and adversely affect the trading price of our securities, and you could lose part or all of your investment.

Furthermore, pursuant to our agreements with our power suppliers, our power suppliers may be required to sell power back to the electrical grid during periods of high demand. If either of our power suppliers are required to sell power back to the electrical grid, we may be forced to curtail or suspend our mining operations due to insufficient power to run the miners and related equipment. For example, the North American winter storm in February 2021 resulted in widespread power outages throughout Texas which required us to curtail our operations. Miners are comprised of sensitive electrical equipment. Cycling their power may reduce their lifespan, which could prevent us from mining cryptocurrency as efficiently or frequently as our competitors. As a result, our business and financial results could suffer. In addition, although our agreements with our power suppliers provide a mechanism by which our power suppliers will compensate us if power is sold back to the grid during periods of high demand, any such compensation may be less than the amount of potential mining revenue lost during that period and, as a result, our business and financial results could suffer.

Additionally, the sale of energy is highly regulated. There is a risk that government regulation could adversely impact the manner or pricing at which the electricity is being supplied and/or that our power supplier may not be able to provide its contractual power obligations to us. Therefore, there is also credit risk related to our power supplier.

We may be unable to negotiate adequate or appropriately priced power supply at our second Texas site with sufficient power to allow us to operate our expanding fleet of miners at peak capacity and, as a result, we may not realize the benefit of our investment in construction of our new Texas site and its additional miners.

We anticipate we will require at least 225 MW of electrical power for our miners scheduled to be deployed at our second Texas site. Of the 225 MW, we have entered into a definitive agreement for 185 MW and a non-binding letter of intent for an additional 40 MW. Our power supplier has historically been able to supply us with sufficient electrical power to allow us to operate our fleet at our initial Texas site. However, we cannot guarantee our power supplier at our second Texas site will be able to supply us with the electrical power necessary to operate the site. Additionally, we may be unable to negotiate adequate or appropriately priced power supply to meet our goal of additional expansion in 2023. We estimate that our full anticipated fleet of 65,200 miners for the second Texas site will require approximately 225 MW of electricity to operate at full capacity. With these miners fully deployed, we estimate that the aggregate hash rate capacity of all our miners across our sites will approach 8.6 EH/s by December 31, 2022, which would represent an increase of approximately 1,118% over our aggregate hash rate capacity as of December 31, 2020. As discussed in the section entitled “Business,” a higher hash rate capacity tends to increase our relative chances of solving a block in the bitcoin blockchain and, therefore, obtaining a bitcoin reward. If we are unable to successfully negotiate a sufficient guaranteed power supply for our new miners, we may be forced to relocate some or all of our new miners to another site.

If we are forced to relocate some or all of our miners, we may not be successful in identifying adequate replacement sites to operate our miners. And even if we do identify such sites, we may not be successful in securing those sites at a cost that is economically viable to support our mining activities. Further, relocating our miners would require us to incur costs to transition to a new site including, but not limited to, transportation expenses and insurance, downtime while we are unable to mine, legal fees to negotiate the new arrangement and, ultimately, installation at any new site. These costs may be substantial, and we cannot guarantee that we will be successful in transitioning our miners to a new site. Therefore, if we are required to move one of our mines, or if we are unable to secure adequate or appropriately priced power supply for our miners, we may not achieve increased hash rate capacity upon the deployment of these new miners, and we may not realize the benefit of our substantial capital investments in new miners. If this occurs, our business may suffer, and the results of our operations may be adversely affected.

Interruptions to our power supply and internet access could disrupt our operations or have an adverse effect on the price of bitcoin, which could adversely affect our business and results of operations.

Our bitcoin mining operations require a significant amount of electrical power and access to high-speed internet to be successful. If we are unable to secure sufficient electrical power, or if we lose internet access for a prolonged period, we may be required to reduce our operations or cease them altogether. More broadly, a disruption of the internet may affect the use of bitcoin and subsequently the value of our securities. Generally, bitcoin and our business are dependent upon the internet. A significant disruption in internet connectivity could disrupt the bitcoin network’s operations until the disruption is resolved, which could have a material adverse effect on the price of bitcoin and our ability to mine bitcoin. If any of these events occur, our business and results of operations may suffer, and our investors may be materially and adversely affected.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

Our ability to conduct our business in a profitable manner relies in part on our proprietary methods and designs, which we protect as a trade secret. We rely upon trade secret laws, physical and technological security measures and contractual commitments to protect our trade secrets, including entering into non-disclosure agreements with employees, consultants and third parties with access to our trade secrets. However, such measures may not provide adequate protection and the value of our trade secrets could be lost through misappropriation or breach of our confidentiality agreements. For example, an employee with authorized access may misappropriate our trade secrets and provide them to a competitor, and the recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully, because enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. Thus, if any of our trade secrets were to be disclosed or misappropriated, our competitive position could be harmed. In addition to the risk of misappropriation and unauthorized disclosure, our competitors may develop similar or better methods independently in a manner that could prevent legal recourse by us. Thus, there can be no assurance that our trade secrets will be sufficient to protect against competitors operating their business in a manner that is substantially similar to us.

We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the cryptoeconomy, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. Furthermore, individuals and groups can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. We cannot guarantee that our internally developed technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from using certain technologies, force us to implement expensive work-arounds, or impose other unfavorable terms. We expect that the occurrence of infringement claims is likely to grow as the crypto assets market grows and matures. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our Class A common stock may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, operating results, and financial condition.

For example, on May 29, 2020, Midas Green Technologies LLC (“Midas”) filed a patent infringement suit against Immersion Systems LLC (“Immersion Systems”) in the United States District Court for the Northern District of Texas (Forth Worth), docket number 4:2020:cv00555 (the “Midas/Immersion Lawsuit”). Immersion Systems was founded in 2018 to sell immersion cooling systems as a product to third parties. Immersion Systems is majority owned by Cameron Blackmon and Chase Blackmon and is no longer operational as of 2020. Midas’ complaint against Immersion Systems is based upon two United States patents acquired by Midas, numbered 10,405,457 and 10,820,446, which claim coverage for certain types of immersion cooling systems. Midas accused Immersion Systems of infringing certain claims of those patents in connection with Immersion System’s immersion cooled bitcoin mining products. We do not have any contractual or ownership interest in Immersion Systems. Midas has also not asserted any claim against us, nor has Midas communicated in any way with us. Further, we believe that the patents in suit in the Midas/Immersion Lawsuit are invalid, and in any case that none of our liquid cooling technology would infringe upon the claims of such patents. In the event that Midas files a patent infringement lawsuit against us based upon the same patents, and if we are ultimately unsuccessful in defending such a lawsuit despite its substantial defenses, such lawsuit could have an adverse effect on our business and operations.

We were recently formed and our success and future growth will, to a significant degree, depend on the skills and services of our management. Our loss of any of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel, could adversely affect our business.

We have limited operating history, and our success and future growth will to a significant degree depend on the skills and services of our management, including our Chief Executive Officer, Chief Operating Officer, Chief Technology Officer and Chief Financial Officer. We will need to continue to grow our management to alleviate pressure on our existing team and to set up and develop our business. If our management, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be significantly harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business.

Furthermore, the loss of key members of our management could inhibit our growth prospects. Our future success depends, in large part, on our ability to attract, retain and motivate key management and operating personnel. As we continue to develop and expand our operations, we may require personnel with different skills and experiences, who have a sound understanding of our business, for example, specialists in power contract negotiations and management, as well as data center specialists. As bitcoin mining is a new and developing field, the market for highly qualified personnel in this industry is particularly competitive and we may be unable to attract such personnel. If we are unable to attract such personnel, it could have a material adverse effect on our business, prospects, financial condition, and operating results.

We may be subject to risks in connection with acquisitions.

We may, in the future, pursue asset acquisitions or acquisitions of businesses. The process of upgrading acquired assets to our specifications and integrating acquired assets or businesses may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount time and resources. Our failure to incorporate acquired assets or businesses into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Such events could also mean an acquisition that we expected to be accretive is not accretive and, in extreme cases, the asset is idle.

Risks Related to Bitcoin

The trading price of bitcoin, which may be subject to pricing risks, including volatility related risks, has historically been subject to wide swings. A material decrease in the price of bitcoin could have a materially adverse effect on our business and results of operations.

The price of bitcoin is highly speculative and is not based on the performance of an underlying business. Furthermore, the price of bitcoin could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory, tax or other conditions. Changes in the legislative or regulatory environment, or actions by governments or regulators that impact the cryptocurrency industry generally, could also affect the price of bitcoin. These factors may inhibit consumer trust in and market acceptance of bitcoin as a means of exchange, which could have a material adverse effect on our business, prospects, or operations and potentially the value of any bitcoin we mine. The speculative nature of the price of bitcoin and past dramatic volatility in pricing may create risks for the volatile trading price of bitcoin.

From January 1, 2020 through November 2021, the trading price of bitcoin appreciated significantly, from a low of approximately $3,800 per bitcoin in March 2020, to a high of approximately $68,900 per bitcoin in November 2021 (an all-time-high). Because our revenue depends, in part, on our ability to sell the bitcoin we mine almost immediately, volatility in the market price of bitcoin, particularly for an extended period of time, has a material adverse effect on our business, prospects, or operations. Additionally, we have observed how the trading price for shares of common stock of companies similar to ours respond to the cryptocurrency market. We cannot give any assurances that similar fluctuations in the trading price of bitcoin will not occur in the future. Accordingly, because the trading price of our securities may be correlated to the trading price of bitcoin, if the trading price of bitcoin again experiences a significant decline, we could experience a similar decline in the trading price for shares of our Class A common stock. If this occurs, you may not be able to sell the shares of our Class A common stock which you purchased at or above the price you paid for them and you may lose part or all of your investment.

The markets for bitcoin may be underregulated. As a result, the market price of bitcoin may be extremely volatile. Rapid decreases in the price of bitcoin could have a materially adverse effect on our business and results of operations.

Cryptocurrencies, such as bitcoin, that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platform for fraud and other improprieties.

These conditions may not necessarily be replicated on a bitcoin trading platform, depending on the platform’s controls and other policies, and there are no controls regarding transactions that take place outside of organized exchanges. Although some cryptocurrency trading platforms are subject to regulation and monitor for illegal activity, because the bitcoin market itself is unregulated there are few means to prevent manipulation of prices for the overall market. These factors may decrease liquidity or volume or may otherwise increase volatility of bitcoin, which will have a material adverse effect on our ability to monetize the bitcoin we mine.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin- and/or other cryptocurrency-related activities, or that accept bitcoin as payment, including financial institutions of investors in our securities, and we may be exposed to counterparty risk related to the companies we use to sell our bitcoin.

Although a number of significant U.S. banks and investment institutions, such as Goldman Sachs, Citi Group, J.P. Morgan, Bank of America and BlackRock, have indicated they plan to begin allowing customers to carry and invest in bitcoin and other cryptocurrencies, bitcoin, and other cryptocurrencies’ acceptance and use by banks is relatively uncommon and may never become mainstream. Indeed, a number of companies and individuals engaged in bitcoin- and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with banking services. Similarly, a number of companies and individuals or businesses associated with bitcoin or other cryptocurrencies may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action, particularly in China, where the regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide bitcoin and/or derivatives on other cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease cryptocurrencies’ usefulness and harm its public perception in the future.

The public perception of bitcoin or cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in bitcoin- and/or other cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market and the Depository Trust Company. The adoption or implementation of similar policies, rules or regulations by these or similar entities could negatively affect our relationships with financial institutions and impede our ability to convert bitcoin to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We have an evolving business model subject to various uncertainties.

As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. To stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector. Such circumstances could have a material adverse effect on our business, prospects or operations.

The impact of geopolitical and economic events on the supply and demand for bitcoin and other cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of bitcoin and other cryptocurrencies, which could rapidly increase the price of bitcoin and other cryptocurrencies. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory, if any, following such downward adjustment. Such risks are similar to the risks of purchasing other commodities in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in bitcoin as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

Cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our common stock. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin we mine.

Acceptance and/or widespread use of cryptocurrency is uncertain.

There are increasing public reports of businesses, insurance companies and local governments, among other organizations, either holding or planning to utilize cryptocurrencies, specifically bitcoin, as a store of value or as a medium of exchange and payment method. Other companies, typically through partnerships with digital currency processors, have also begun to increase the adoption of cryptocurrencies in the retail and commercial marketplace. Despite these public reports, there is still a relatively limited use of any cryptocurrency in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility, slow processing speeds, and high transaction costs undermine bitcoin’s role as a medium of exchange, as retailers are less likely to accept it as a direct form of payment. Market capitalization for bitcoin as a medium of exchange and payment method may always be low.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptance could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of bitcoin we mine.

Transaction fees may decrease demand for bitcoin and prevent expansion.

A miner that successfully adds a block to the bitcoin blockchain is remunerated with newly minted bitcoins (known as the “block reward”) and may potentially also receive transaction fees. Bitcoin miners will be able to continue earning block rewards through this process until 21 million bitcoins have been mined, which reflects the total fixed supply limit of bitcoin. The bitcoin network’s design regulates supply by only allowing a fixed number of bitcoin to be mined each year and halving the number of block rewards paid to miners after approximately four years. As a result of the bitcoin network’s limitations on mining, it is estimated that the final bitcoin will be minted in 2140, at which time miners will be incentivized to maintain the network solely based on transaction fees. It is currently estimated that approximately 20 million bitcoin will have been mined by the year 2030.

Transaction fees are not pre-determined by the bitcoin protocol and vary based on market factors, such as user demand and the capacity of the network. Decreased transaction fees would have an adverse effect on our financial performance. However, if transaction fees paid for bitcoin transactions become too high, users may be motivated to move away from the bitcoin network entirely. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for bitcoin and prevent the expansion of the bitcoin network to retail merchants and commercial businesses, either of which could result in a reduction in the price of bitcoin that could adversely impact an investment in our securities. Decreased use and demand for bitcoin may adversely affect its value and result in a reduction in the price of bitcoin and the value of our common stock.

It may be illegal now, or in the future, to acquire, own, hold, sell or use bitcoin, or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect us.

Several countries have taken and may continue taking regulatory actions that could severely restrict the right to acquire, own, hold, sell or use cryptocurrency assets or to exchange them for fiat currency. For example, in China and Russia, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Additional countries, including the United States, could take similar measures to ban or limit the holding of certain cryptocurrencies such as bitcoin. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and thus harm investors. We do not intend to mine other cryptocurrencies as part of our business model at this time.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in bitcoin or other cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin we mine, and thus harm investors.

The development and acceptance of competing blockchain platforms or technologies may cause demand for bitcoin to decrease.

The development and acceptance of competing blockchain platforms or technologies, including competing cryptocurrencies which our miners may not be able to mine, such as cryptocurrencies being developed by popular social media platforms, online retailers, or government sponsored cryptocurrencies, may cause consumers to use or hold alternative cryptocurrencies. Our business utilizes presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account, which could materially and adversely affect investors’ investments in our securities.

Despite the current first-to-market advantage of the bitcoin network over other cryptocurrency networks, the cryptocurrency market continues to grow rapidly as the value of existing cryptocurrency rises, and as new cryptocurrencies enter the market as demand for cryptocurrency increases. Therefore, it is possible that another cryptocurrency could become comparatively more popular than bitcoin in the future. If an alternative cryptocurrency obtains significant market share — either in market capitalization, mining power or use as a payment technology — this could reduce bitcoin’s market share and value. All of our mining revenue is derived from mining bitcoin and, while we could potentially consider mining other cryptocurrencies in the future, we have no plans to do so currently and may incur significant costs if we choose to do so particularly because our ASICs are principally utilized for mining bitcoin and cannot mine other cryptocurrencies that are not mined utilizing the SHA-256 cryptography algorithm. As a result, the emergence of a cryptocurrency that erodes bitcoin’s market share and value could have a material adverse effect on our business.

The open-source structure of the bitcoin network protocol means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage that network and an investment in us.

The bitcoin network operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open source project, bitcoin is not represented by an official organization or authority. Because the bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the bitcoin network protocol. Although the MIT Media Lab’s Digital Currency Initiative funds the current maintainer Wladimir J. van der Laan, among others, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the bitcoin network may reduce incentives to address the issues adequately or in a timely manner, which could have a material adverse effect on our business. Issues with the bitcoin network could result in decreased demand or reduced prices for bitcoin, thus impacting our ability to monetize the bitcoin we mine and also reducing the total number of transactions for which mining rewards and transaction fees can be earned, thus impacting the value of an investment in our securities.

The decentralized nature of the governance of bitcoin may lead to ineffective decision making that slows development or prevents the bitcoin network from overcoming emergent obstacles. Governance of the bitcoin network is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of the bitcoin network leads to ineffective decision making that slows development and growth of bitcoin, the value of our common stock may be adversely affected.

We may not adequately respond to rapidly changing technology, which may negatively affect our business.

Competitive conditions within the bitcoin mining and cryptocurrency industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently use, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our common stock.

Our bitcoin may be subject to accidental or unauthorized loss or theft or otherwise may be access restricted.

There is a risk that some or all of our bitcoin could be lost or stolen. Cryptocurrencies are stored in cryptocurrency sites commonly referred to as “wallets” by holders of cryptocurrencies which may be accessed to exchange a holder’s cryptocurrency assets. Access to our bitcoin assets could also be restricted or otherwise compromised by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any cryptocurrency wallet that is connected to the internet. Generally, hot wallets are easier to set up and access as compared to wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any cryptocurrency wallet that is not connected to the internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our cryptocurrency assets. We hold most of our bitcoin in cold storage to reduce the risk of malfeasance, but the risk of loss of our bitcoin assets cannot be wholly eliminated.

Hackers or malicious actors may launch attacks to steal, compromise or gain access to cryptocurrencies, such as by attacking the cryptocurrency network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of cryptocurrency. As we increase in size, we may become a more appealing target for hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access one or more of our digital wallets may be irreversible and we may be denied access for all time to our cryptocurrency holdings associated with that wallet. While we would be able to set up a new wallet to hold bitcoin mined in the future, such a loss in holdings could adversely affect our investments and assets.

In addition, as with any computer code generally, flaws in cryptocurrency codes may be exposed by malicious actors. Several errors and defects have been found, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create cryptocurrency have previously occurred. Despite our efforts and processes to prevent such defects and breaches, our devices, as well as our miners, computer systems and those of third parties that we use in our operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with our miners and computer systems or those of third parties that we use in our operations. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account now or in the future.

Moreover, our bitcoin may be access restricted based on the inaccessibility or compromise of digital wallets. Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our bitcoin rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our bitcoin could have a material adverse effect on our ability to operate our business or to pursue our new strategy at all, which could have a material adverse effect on our existing and prospective business, operations, or the value of any bitcoin we mine or otherwise acquire or hold.

We evaluate custody risk and have established processes to manage wallets that are associated with our bitcoin holdings. There can be no assurances that any processes we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our bitcoin due to an adverse software or cybersecurity event.

We periodically evaluate third-party custodial wallet alternatives, but there can be no assurance we will utilize such services or any other new options may develop in the future, and if a custodial wallet is used there can be no assurance that such services will be more secure than those we presently employ. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict.

Incorrect or fraudulent bitcoin transactions may be irreversible.

Bitcoin transactions are irrevocable, and stolen or incorrectly transferred bitcoin may be irretrievable. As a result, any incorrectly executed or fraudulent bitcoin transactions could adversely affect our investments and assets. Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the bitcoin from the transaction. In theory, bitcoin transactions may be reversible with the control or consent of a majority of processing power on the network; however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of bitcoin or a theft thereof generally will not be reversible and if an incorrect transfer or theft occurs, we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen bitcoin. As a result, if there is human error, theft, or criminal action, we will need to rely on existing private investigative entities, such as Chainanalysis or Kroll, to investigate any potential loss of our bitcoin assets. These third-party service providers rely on data analysis and compliance of internet service providers with traditional court orders to reveal information such as the IP addresses of any attackers who may target us. Our inability to recover any losses from such action, error or theft, could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account now or in the future.

If a malicious actor or botnet obtains control of more than 50% of the processing power of the bitcoin network, such actor or botnet could manipulate the bitcoin network to adversely affect us, which could have a material, adverse effect on our business.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining bitcoin, it may be able to alter blockchains on which bitcoin transactions reside and rely on by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new units or transactions using such control. The malicious actor could “double-spend” its own bitcoin (i.e., spend the same bitcoin in more than one transaction) and prevent the confirmation of other users’ transactions for as long as it maintained control. To the extent that such malicious actor or botnet does not yield its control of the processing power on the network or the bitcoin community does not reject the fraudulent blocks as malicious, reversing any changes made to blockchains may not be possible. The foregoing description is not the only means by which the entirety of blockchains or bitcoin may be compromised but is only an example.

Although there are no known reports of malicious activity or control of blockchains achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold in bitcoin. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of bitcoin transactions. To the extent that the bitcoin ecosystem, and the administrators of mining pools, do not act to ensure greater decentralization of bitcoin mining processing power, the feasibility of a botnet or malicious actor obtaining control of the blockchain’s processing power will increase, because such botnet or malicious actor could more readily infiltrate and seize control over the blockchain by compromising a single mining pool, if the mining pool compromises more than 50% of the mining power on the blockchain, than it could if the mining pool had a smaller share of the blockchain’s total hashing power. Conversely, if the blockchain remains decentralized it is inherently more difficult for the botnet or malicious actor to aggregate enough processing power to gain control of the blockchain. However, if this were to occur, the public may lose confidence in the bitcoin blockchain, and blockchain technology more generally. This would likely have a material and adverse effect on the price of bitcoin, which could have a material adverse effect on our business, financial results and operations.

If the award of bitcoin rewards for solving blocks is not sufficiently high, miners may not have adequate incentive to continue mining and may cease mining operations, which may make the blockchains they support with their mining activity less stable.

As the number of bitcoin rewards awarded for solving a block in the bitcoin blockchain decreases, the relative cost of mining bitcoin will also increase, unless there is a corresponding increase in demand for that bitcoin. Even relatively stable demand may not be sufficient to support the costs of mining because as new miners begin working to solve blocks, the relative amount of energy expended to obtain a cryptocurrency award will tend to increase. This increased energy directly relates to an increased cost of mining, which means an increased cost of obtaining a bitcoin award. This increased cost, if not met with a corresponding increase in the market price for the bitcoin resulting from increased scarcity and/or demand, may lead miners to conclude they do not have an adequate incentive to continue mining and, therefore, may cease their mining operations. This reduction in active miners supporting a blockchain may result in a reduction in the aggregate hash rate devoted to the blockchain as its bitcoin award is reduced. We believe this would tend to adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make bitcoin networks more vulnerable to a malicious actor or botnet. This could permit such malicious actor or botnet to manipulate a blockchain in a manner that adversely affects our activities. A reduction in confidence in the confirmation process or processing power of the network could result and may be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our strategy, which could in turn have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account now or in the future.

Demand for bitcoins is driven, in part, by its status as a prominent digital asset. It is possible that a digital asset other than bitcoin could have features that make it more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for bitcoin, which could have a negative impact on the price of bitcoin and adversely affect an investment in our securities.

Bitcoin was the first digital asset to gain global adoption and critical mass, and as a result, it has a “first to market” advantage over other cryptocurrencies. In addition, many consortiums and financial institutions are also researching and investing resources into private or permissioned blockchain platforms rather than open platforms like the bitcoin network. Competition from the emergence or growth of alternative cryptocurrencies could have a negative impact on the demand for, and price of, bitcoin and thereby adversely affect an investment in our securities.

Investors may invest in bitcoin directly or through other potential financial vehicles, possibly including securities backed by or linked to bitcoin and digital asset financial vehicles. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles or to invest in bitcoin directly, which could limit the market for, and reduce the liquidity of, our securities.

Bitcoin held by us are not subject to Federal Deposit Insurance Corporation (“FDIC”) or Securities Investor Protection Corporation (“SIPC”) protections.

Bitcoin is not typically held with a banking institution or a member of the FDIC or the SIPC and, therefore, any bitcoin we may hold would not be subject to the protections enjoyed by depositors with FDIC or SIPC member institutions.

Bitcoin may have concentrated ownership and large sales or distributions by holders or bitcoin could have an adverse effect on its market price.

As of December 31, 2020, the largest 100 bitcoin wallets held approximately 14% of the bitcoin in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of bitcoin, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. As a result of this concentration of ownership, large sales or distributions by such holders could lead to volatility and have an adverse effect on the market price of bitcoin.

Risks Related to Governmental Regulation and Enforcement

Regulatory or tax law changes or actions may alter the nature of your investment or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.

Governments around the world have reacted differently to cryptocurrencies’ growth in both popularity and market size. Certain governments have deemed cryptocurrencies illegal, and others have allowed their use and trade without restriction. In some jurisdictions, including the United States, governments have subjected cryptocurrencies to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Ongoing and future regulatory actions or tax law changes could have a material adverse effect on our business, prospects or operations.

We are subject to a highly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, prospects or operations.

Our business is subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, cryptocurrency custody, exchange and transfer, data governance, data protection, anti-corruption, including the Foreign Corrupt Practices Act, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, cryptocurrencies and related technologies. As a result, they do not contemplate or address unique issues associated with the cryptoeconomy, are subject to significant uncertainty, and vary widely across U.S. federal, state and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the cryptoeconomy requires us to exercise our judgement as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. Such laws may add to our compliance costs, restrict or dictate how we operate our business, and could have a material adverse effect on our business, results of operations, financial condition and prospects. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, seizure of shipments, breach of contract, debarment, tax reassessments and fraud litigation, reputational harm, restrictions on certain business activities, and other consequences and be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or operations. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our activities and responding to any enforcement action or internal investigation related to alleged or actual misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our activities and responding to any enforcement action or internal investigation related to alleged or actual misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. As cryptocurrency and central bank digital currency has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress, U.S. State Attorneys General and certain U.S. agencies (e.g., the Commodity Futures Trading Commission (the “CFTC”), the SEC, the Financial Crimes Enforcement Network (“FinCEN”), the Federal Trade Commission and the Federal Bureau of Investigation) have begun to examine the operations of the cryptocurrency, including the bitcoin network, bitcoin users and the bitcoin exchange market.

Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our strategy, which could have a material adverse effect on our business, prospects or operations.

If we were deemed to be an investment company under the Investment Company Act of 1940 (the “Investment Company Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an “investment company” if it (i) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the Investment Company Act.

As the sole managing member of Rhodium Holdings, we will control and manage Rhodium Holdings. On that basis, we believe our interest in Rhodium Holdings is not an “investment security” as that term is used in the Investment Company Act. Therefore, we have determined that “investment securities” constitute less than 40% of our total assets by value (exclusive of U.S. government securities and cash items). However, under section 3(a)(1)(C) of the Investment Company Act, a company may be deemed an investment company if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. If we were to cease participation in or lose control of the management of Rhodium Holdings, our interest in Rhodium Holdings could be deemed an “investment security” for purposes of the Investment Company Act, and consequently, unless another exemption were available to us under the Investment Company Act, we could be deemed an investment company so long as our interest in Rhodium Holdings constituted more than 40% of the value of our total assets. We and Rhodium Holdings intend to conduct our operations so that we will not be deemed an investment company. We believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, if we were deemed to be an investment company or an inadvertent investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with our affiliates could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

In addition, as a result of our investments and our mining activities, including investments in which we do not have a controlling interest, the investment securities we hold could be deemed to exceed 40% of our total assets, exclusive of cash items and, accordingly, we could be deemed an inadvertent investment company. An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. The bitcoin we mine and may own, may be deemed to be an investment security by the SEC, although we do not believe bitcoin, which is currently the only cryptocurrency we mine and may own, is a security. As a result, we may be required to take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and bitcoin on hand or liquidating our investment securities or bitcoin or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities or bitcoin in a timely manner.

Because the Rule 3a-2 exception is available to a company no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would cause us to incur substantial additional expenses, and the failure to register, if required, could have a materially adverse impact on our business and operations.

Our transactions in cryptocurrency may expose us to countries, territories, regimes, entities, organizations and individuals that are subject to sanctions and other restrictive laws and regulations.

The Office of Foreign Assets Control of the U.S. Department of Treasury and the U.S. Department of State require us to comply with sanction programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. Because of the pseudonymous nature of blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact with respect to buying or selling cryptocurrency or of other members in mining pools in which we participate. We participate in mining pools that operate in jurisdictions that are not subject to the same regulatory regimes as we are, which creates the risk that we may inadvertently engage in transactions with, or contribute processing power to, a mining pool which involves persons, entities, or territories that are the target of sanctions or other restrictions. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by blockchain technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our common stock.

The cryptoeconomy is novel and has limited access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed legislation and regulation of cryptocurrency or cryptocurrency platforms adverse to our business.

As cryptocurrencies have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how cryptocurrencies can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold cryptocurrencies for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by cryptocurrencies to users and investors. The cryptoeconomy is novel and has limited access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential use of cryptocurrencies for illicit purposes may effect statutory and regulatory changes with minimal or discounted inputs from the cryptoeconomy. As a result, new laws and regulations may be proposed and adopted, or existing laws and regulations may be interpreted in new ways, that harm the cryptoeconomy or cryptocurrency platforms, which could adversely impact our business.

Bitcoin’s status in relevant jurisdictions is subject to a high degree of uncertainty and if we are unable to properly characterize it, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

To date, the SEC staff have treated bitcoin as a commodity. The SEC and its staff have publicly taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency. The legal test for determining whether any given cryptocurrency is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. With respect to all other cryptocurrencies, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

The CFTC affirmed its approach to the regulation of bitcoin and bitcoin-related enterprises on June 2, 2016, when the CFTC settled charges against Bitfinex, a bitcoin exchange based in Hong Kong. In its order, the CFTC found that Bitfinex engaged in “illegal, off-exchange commodity transactions and failed to register as a futures commission merchant” when it facilitated borrowing transactions among its users to permit the trading of bitcoin on a “leveraged, margined or financed basis” without first registering with the CFTC. In 2017, the CFTC stated that it would consider bitcoin and other virtual currencies as commodities or derivatives depending on the facts of the offering. In December 2017, bitcoin futures trading commenced on two CFTC regulated futures markets.

Several foreign jurisdictions have taken a broad-based approach to classifying cryptocurrencies as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain cryptocurrencies may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of cryptocurrencies as “securities.” If bitcoin or any other supported cryptocurrency is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported cryptocurrency. For instance, all transactions in such supported cryptocurrency would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported cryptocurrencies are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the cryptocurrency. Also, it may make it difficult for such supported cryptocurrency to be traded, cleared, and custodied as compared to other cryptocurrencies that are not considered to be securities.

If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which may have a material negative effect on our business and the results of its operations.

Cryptocurrencies are treated as “money” by FinCEN, and business engaged in the transfer of money or other payments services are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that cryptocurrency mining, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the bitcoin network and cryptocurrencies generally. To the extent that our business activities cause us to be deemed a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a “money transmitter” (“MT”) or equivalent designation under state law in any state in which it may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements.

Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs, such as monitoring transactions and blocking transactions, because of the nature of the bitcoin blockchain. If we are deemed to be subject to, and it is determined we are not in compliance with such additional regulatory and registration requirements, we may act to dissolve and liquidate.

The application of the Commodity Exchange Act, as amended (the “CEA”), to our bitcoin mining business is unclear and may be subject to change and therefore difficult to predict. To the extent we become subject to regulation by the CFTC in connection with our business activities, we may incur additional compliance costs, which may be significant.

The CEA does not currently impose any direct obligations on us related to the mining or exchange of bitcoin. However, the CFTC, the federal agency that administers the CEA, generally regards bitcoin as a commodity. This position has been supported by decisions of federal courts.

Changes in the CEA or the regulations promulgated by the CFTC thereunder, as well as interpretations thereof and official statements by the CFTC may impact the classification of bitcoin and subject it to additional regulatory oversight by the CFTC. Although the CFTC to date has not enacted regulations governing non-derivative or nonfinanced, margined or leveraged transactions in bitcoin, it has authority to commence enforcement actions against persons who engage in manipulation or deceptive practices related to transactions in any contract of sale of any commodity, including bitcoin, in interstate commerce.

While no provision of the CEA, or CFTC rules, orders or rulings (except as noted herein) appears to be currently applicable to our business, this is subject to change. We cannot be certain as to how future regulatory developments will impact the treatment of bitcoin under the law. Any requirements imposed by the CFTC related to our bitcoin mining activities or our transactions in bitcoin would cause us to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our Class A common stock.

Moreover, if our bitcoin mining activities or transactions in bitcoin were deemed by the CFTC to constitute a collective investment in derivatives for our stockholders, we may be required to register as a commodity pool operator with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our Class A common stock. If we determine it is not practicable to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in our business.

We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to bitcoin mining operations, such as ours.

The operation of a bitcoin mining can require massive amounts of electrical power and we anticipate our demand for electrical power will grow as we expand our mining fleet. If we are unable to continue to obtain sufficient electrical power to operate our miners on a cost-effective basis, we may not realize the anticipated benefits of our significant capital investments in new miners. Further, our mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a bitcoin are lower than the price of a bitcoin. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision or electricity to mining operations. Additionally, our mines could be materially adversely affected by a power outage. If we are unable to receive adequate power supply and are forced to cease or reduce our operations due to the availability or cost of electrical power, including increased taxes associated with the use of electrical power, our business would experience materially negative impacts.

Governmental action in China may have a material adverse effect on the bitcoin mining industry as a whole, which could have an adverse effect on our business and results of operations.

Prior to banning bitcoin on a national scale, China was the world’s largest producer of bitcoin and represented the large majority of the world’s cryptocurrency mining power. China has made transacting in cryptocurrencies illegal for Chinese citizens in mainland China, and additional restrictions may follow. In May 2021, China also prohibited financial institutions and payments companies from issuing financial products related to and providing savings, trust or pledging services of cryptocurrencies in China. In September 2021, regulators in China instituted a blanket ban on all crypto mining and transactions, including overseas crypto exchange services taking place in China, effectively making all crypto-related activities illegal in China. Additionally, China has banned bitcoin mining on a national scale due to the industry’s intense electrical power demands and its negative environmental impacts (both in terms of the waste produced by mining the rare Earth metals used to manufacture miners and the production of electrical power used in bitcoin mining). While we have yet to see whether these miners will be able to relocate to another location in the world to continue mining, we cannot quantify the effects of this regulatory action on our industry as a whole. If further regulation follows, it is possible that our industry may not be able to cope with the sudden and extreme loss of mining power.

Because we are unable to influence or predict future regulatory actions taken by governments in China, we may have little opportunity or ability to respond to rapidly evolving regulatory positions which may have a materially adverse effect on our industry and, therefore, our business and results of operations. If further extreme regulatory action is taken by governments in China or elsewhere, including the United States, our business may suffer and investors in our securities may lose part or all of their investment.

Climate change, and the regulatory and legislative developments related to climate change, may materially adversely affect our business and financial condition.

The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate or in which our third-party providers operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The impacts of climate change may materially and adversely impact the cost, production and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation and distribution systems could result in reduced operational efficiency and customer service interruption. Climate related events have the potential to disrupt our business, including the business of our suppliers, and may cause us to experience higher attrition, losses and additional costs to resume operations.

In addition, a number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate cryptocurrency miners, as well the environmental impact of mining for the rare earth metals used in the production of mining servers, the cryptocurrency mining industry may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

We are subject to environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our operations and properties are subject to laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

Our mining business is subject to local government regulation.

We are subject to extensive and varied local government regulation, including regulations relating to public health, safety and zoning codes. We operate each of our locations in accordance with standards and procedures designed to comply with applicable codes and regulations. However, our failure to obtain or retain any required licenses could adversely affect our operations. Although we have not experienced, and do not anticipate experiencing any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent us from operating our current sites or further expanding our operations.

Future developments regarding the treatment of bitcoin for U.S. federal income and foreign tax purposes could adversely affect our business.

Due to the new and evolving nature of bitcoin and the absence of comprehensive legal guidance with respect to bitcoin, and bitcoin transactions, many significant aspects of the U.S. federal income and foreign tax treatment of bitcoin are uncertain, and it is unclear what guidance may be issued in the future on the treatment of bitcoin or bitcoin transactions, including bitcoin mining, for U.S. federal income and foreign tax purposes. Current Internal Revenue Service (“IRS”) guidance indicates that bitcoin, should be treated and taxed as property (rather than as a currency), and that transactions involving the payment of bitcoin for goods and services should be treated as barter transactions. While this treatment creates a tax reporting requirement for certain exchanges of bitcoin, it preserves the right to apply capital gains (as opposed to ordinary income) treatment to those transactions where bitcoin is held as a capital asset.

There can be no assurance that the IRS or other foreign tax authority will not alter its existing position with respect to bitcoin in the future or that a court would uphold the treatment of bitcoin as property, rather than currency. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding bitcoin products and transactions could result in adverse tax consequences for holders of bitcoin, such as Rhodium Holdings, and could have an adverse effect on the value of bitcoin and the broader bitcoin markets. The uncertainty regarding the tax treatment of bitcoin transactions, and the potential promulgation of new, or changes to existing, U.S. federal income, state or foreign tax laws, treaties, regulations, administrative practices or guidance relating to bitcoin transactions could adversely impact the price of bitcoin, our business and the trading price of our Class A common stock. Further, in the event our business expands, our or Rhodium Holdings’ after-tax profitability and financial results could be adversely affected by expanding, internationally or domestically, to jurisdictions with less favorable or more complex tax laws or greater scrutiny by taxing authorities.

Changes to applicable U.S. tax laws and regulations could affect our and Rhodium Holdings’ business and future profitability.

New U.S. laws and policy relating to taxes may have an adverse effect on us and our business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us or Rhodium Holdings. The U.S. House of Representatives has advanced draft legislation (the “House Bill”) that would, if enacted, make significant changes to U.S. federal income tax laws. It is unclear whether Congress will enact any changes and, if enacted, how soon any such changes could take effect. The passage of the House Bill or any similar legislation could have an adverse effect on our or Rhodium Holdings’ business and future profitability. Additionally, we are evaluating the extent to which recently enacted laws expanding cryptocurrency information and transaction reporting requirements could impact our and Rhodium Holdings’ business and future profitability.

Risks Related to Our Organizational Structure

We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Rhodium Holdings, and we are accordingly dependent upon distributions from Rhodium Holdings to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

We are a holding company and will have no material assets other than our equity interest in Rhodium Holdings. We have no independent means of generating revenue or cash flow, and our ability to pay taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Rhodium Holdings and its subsidiaries, and distributions we receive from Rhodium Holdings. We anticipate that Rhodium Holdings will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the unitholders of Rhodium Holdings. Accordingly, we will be required to pay income taxes on our allocable share of any net taxable income of Rhodium Holdings. To the extent Rhodium Holdings has available cash, we generally intend to cause Rhodium Holdings to make pro rata distributions to its unitholders, including us, in an amount sufficient to cover all applicable taxes of such unitholders, including us, at an assumed tax rate that is based on the highest combined marginal U.S. federal, state and local tax rate applicable to an individual or corporation (whichever is higher) resident in New York, New York. In addition, Rhodium Holdings will reimburse us for our corporate and other overhead expenses. There can be no assurance that Rhodium Holdings and its subsidiaries will generate sufficient cash flow to distribute funds to us, or that applicable state law and contractual restrictions, including negative covenants in any debt agreements of Rhodium Holdings or its subsidiaries, will permit such distributions. To the extent that we need funds and Rhodium Holdings or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

We will be a “controlled company” within the meaning of the Nasdaq rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Because Imperium will own a majority of the voting power of our outstanding common stock following the completion of this offering, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under the Nasdaq rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

•        a majority of the board of directors consist of independent directors;

•        the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

These requirements will not apply to us as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Imperium will hold a substantial majority of our common stock and will have the right to appoint a majority of our board members, and its interests may conflict with those of other stockholders.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering and the related IPO Reorganization (assuming no exercise of the underwriters’ option to purchase additional shares), Imperium will own 100% of our Class B common stock (representing               % of our voting power). As a result of Imperium’s majority ownership, we will be a “controlled company” within the meaning of Nasdaq corporate governance standards and Imperium will be able to substantially influence matters requiring stockholder or board approval, including the election of directors, approval of any potential acquisition of us, changes to our organizational documents and significant corporate transactions, and certain decisions we make as the managing member of Rhodium Holdings. In particular, for so long as Imperium continues to own a majority of our voting stock, Imperium will be able to cause or prevent a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock or preferred stock will be able to affect the way we and Rhodium Holdings are managed or the direction of our business. Furthermore, the concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of us and ultimately might affect the market price of our Class A common stock. The interests of Imperium with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

For example, Imperium may have different tax positions from us, especially in light of the Tax Receivable Agreement, that could influence its decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness, the timing or amount of distributions by Rhodium Holdings, or the termination of the Tax Receivable Agreement and acceleration of our obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration tax or other considerations of Imperium, including the effect of such positions on our obligations under the Tax Receivable Agreement and with respect to the amount of tax distributions, which may differ from the considerations of us or other stockholders. These decisions could adversely affect our liquidity or financial condition.

So long as the Legacy Owners continue to control a significant amount of our common stock, the Legacy Owners will, through their ownership interests in Imperium, be able to substantially influence matters requiring stockholder or board approval, including the election of directors, approval of any potential acquisition of us, changes to our organizational documents and significant corporate transactions, and certain decisions we make as the managing member of Rhodium Holdings. In any of these matters, the interests of the Legacy Owners may differ or conflict with the interests of our other stockholders. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

In certain cases, Imperium, as the holder of our Class B common stock, has the sole power to approve a reorganization of Rhodium and its subsidiaries, resulting in Rhodium no longer being structured as an umbrella partnership C corporation.

The holders of Class B common stock have the sole power to vote on any merger, consolidation or conversion in connection with a reorganization of the Up-C structure (an “Up-C Reorganization”) or any necessary amendment to our certificate of incorporation in order to effect an Up-C Reorganization. For purposes of this right of the holders of Class B common stock, an Up-C Reorganization means any transaction or series of transactions intended to result in Rhodium and its subsidiaries no longer being structured as an umbrella partnership C corporation so long as (i) such transaction or series of transactions does not have a material adverse effect on the rights or preferences of the Class A Common Stock (in the sole determination of the independent members of the Board) and (ii) such transaction or series of transactions shall not be treated as resulting in a “Change of Control” under the Tax Receivable Agreement. If Imperium were to approve an Up-C Reorganization, such decision could have an adverse effect on the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company that is no longer in an Up-C structure.

We will be required to make payments to Imperium under the Tax Receivable Agreement for certain tax benefits we may claim, and no such payments will be made to any holders of our Class A common stock. The amounts of such payments could be significant.

We will enter into a Tax Receivable Agreement with Imperium. This agreement generally provides for the payment by Rhodium Enterprises, Inc. to Imperium of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Rhodium Enterprises, Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) the increase in our proportionate share of the tax basis of the assets of Rhodium Holdings resulting from the exchange of Rhodium Units, and the corresponding surrender of an equivalent number of shares of Class B common stock, by Imperium for shares of Class A common stock (or for cash pursuant to the Cash Election) pursuant to the Redemption Right, and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. No such payments will be made to any other holders of our Class A common stock. Furthermore, our future obligations to make payments under the Tax Receivable Agreement could make us and our subsidiaries a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement.

The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Rhodium Holdings. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated on a “with and without basis” by comparing our actual tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis of Rhodium Holdings and the amounts payable, as well as the timing of any payments, under the Tax Receivable Agreement are dependent upon significant future events and assumptions, including (but not limited to) the timing of the exchanges of Rhodium Units and surrender of a corresponding number of shares of our Class B common stock, the price of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount of the exchanging Rhodium Unitholder’s tax basis in its Rhodium Units at the time of the relevant exchange, the depreciation and amortization periods that apply to the increase in tax basis, the types of assets held by Rhodium Holdings, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of Rhodium Enterprises, Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired, unless we terminate the Tax Receivable Agreement and are required to make the termination payment specified in the agreement, at our election (subject to Imperium’s right to delay any such early termination for up to two years), as a result of our breach or in the event of a change of control event as described below. While the payments under the Tax Receivable Agreement are not expected to be material if Imperium exchanged all of its Rhodium Units at the time of this offering, we expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial based on the future operations and activities of Rhodium Holdings and proposed changes in the applicable tax law.

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us.

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize, if any, in respect of the tax attributes subject to the Tax Receivable Agreement.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our material breach), we could be required to make a substantial, immediate lump-sum payment. We may request to terminate the Tax Receivable Agreement early; however, under the Tax Receivable Agreement, Imperium may delay our request for early termination for up to two years, during which time the value of such lump-sum payment could substantially increase. This immediate lump-sum payment would equal the present value of hypothetical future payments that could be required under the Tax Receivable Agreement. The calculation of the hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the sufficiency of taxable income to fully utilize the tax benefits, (ii) any Rhodium Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) the utilization of certain loss carryovers. Our ability to generate net taxable income is subject to substantial uncertainty. Accordingly, as a result of the assumptions, the required lump-sum payment may be significantly in advance of and could materially exceed, the realized future tax benefits to which the payment relates.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. Consequently, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. Assuming no material changes in the relevant tax law and a

price of $            per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated lump-sum payment would be approximately $             (calculated using a discount rate equal to the one-year London Interbank Offered Rate (or an agreed successor rate, if applicable) plus 100 basis points, applied against an undiscounted liability of approximately $            ). These amounts are estimates and have been prepared for informational purposes only. The actual amount of such lump-sum payment could vary significantly based on, among other things, the operations and activities of Rhodium Holdings in the period between this offering and an early termination or a change of control event. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. In addition, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. Our failure to make any payment required under the Tax Receivable Agreement (including any accrued and unpaid interest) within three months of the date on which the payment is required to be made will constitute a material breach of a material obligation under the Tax Receivable Agreement, which will terminate the Tax Receivable Agreement and accelerate future payments thereunder, unless the failure to make the applicable payment is attributable to (i) Rhodium Holdings being prohibited from making such payment under the terms of the Tax Receivable Agreement or the terms governing certain of its indebtedness or (ii) Rhodium Holdings not having, and being unable to obtain with commercially reasonable efforts, sufficient funds to make such payment.

In the event that our payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.

If we experience a change of control (as defined under the Tax Receivable Agreement), our obligation to make a substantial, immediate lump-sum payment under the Tax Receivable Agreement could result in holders of our Class A common stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, holders of rights under the Tax Receivable Agreement may not have an equity interest in us or Rhodium Holdings. Accordingly, the interests of holders of rights under the Tax Receivable Agreement may conflict with those of the holders of our Class A common stock.

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The holders of rights under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. However, a determination that we have made an excess payment might not occur until a number of years after such payment has been made. Additionally, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. The applicable U.S. federal income tax rules for determining our tax reporting positions are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

If Rhodium Holdings were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Rhodium Holdings might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We and Rhodium Holdings intend to operate such that Rhodium Holdings does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of Rhodium Holdings pursuant to the Redemption Right or other transfers of Rhodium Units could cause

Rhodium Holdings to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that exchanges or other transfers of Rhodium Units qualify for one or more such safe harbors.

If Rhodium Holdings were to become a publicly traded partnership, significant tax inefficiencies might result for us and for Rhodium Holdings, including as a result of our inability to file a consolidated U.S. federal income tax return with Rhodium Holdings. In addition, we would no longer receive the benefit of certain increases in tax basis received as a result of the exercise of the Redemption Right, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Rhodium Holdings’ assets) were subsequently determined to have been unavailable.

In certain circumstances, Rhodium Holdings will be required to make tax distributions to the Rhodium Unitholders, including us, and the tax distributions that Rhodium Holdings will be required to make may be substantial. To the extent we receive tax distributions in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement and do not distribute such cash balances as dividends on our Class A common stock, the Legacy Owners could benefit from such accumulated cash balances if they exercise their Redemption Right.

Rhodium Holdings will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to the Rhodium Unitholders, including us. Pursuant to the Rhodium LLC Agreement, Rhodium Holdings generally will make pro rata cash distributions, or tax distributions, to the Rhodium Unitholders, including us, calculated using an assumed tax rate, to allow each of the Rhodium Unitholders to pay its respective taxes on such holder’s allocable share of Rhodium Holdings’ taxable income; such tax distributions will be calculated after taking into account certain other distributions or payments received by the Rhodium Unitholders from Rhodium Holdings, and may be subject to various limitations and restrictions, including with respect to any debt agreements.

Funds used by Rhodium Holdings to satisfy its tax distribution obligations to unitholders (other than funds distributed to Rhodium Enterprises, Inc. and reinvested for additional Rhodium Units) will not be available for reinvestment in our business. Moreover, the tax distributions that Rhodium Holdings will be required to make may be substantial, and may exceed (as a percentage of Rhodium Holdings’ income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate that is based on the highest combined marginal U.S. federal, state and local tax rate applicable to an individual or corporation (whichever is higher) resident in New York, New York, these payments will likely significantly exceed our actual tax liability attributable to Rhodium Holdings.

If such distributions are in excess of our tax liabilities and our obligations to make payments under the Tax Receivable Agreement and we do not distribute such cash balances as dividends on our Class A common stock, or contribute such cash balances to Rhodium Holdings for additional Rhodium Units, the Legacy Owners could benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their Rhodium Units pursuant to the Redemption Right or their receipt of an equivalent amount of cash.

Risks Related to the Offering and Our Class A Common Stock

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the requirements of SOX, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of SOX, related regulations of the SEC and the requirements of Nasdaq, with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of our time and will significantly increase our costs and expenses. We will need to:

•        institute a more comprehensive compliance function to test and conclude on the sufficiency of our internal controls around financial reporting;

•        comply with rules promulgated by Nasdaq;

•        prepare and distribute periodic public reports;

•        establish new internal policies, such as those relating to insider trading; and

•        involve and retain to a greater degree outside professionals in the above activities.

Furthermore, while we generally must comply with Section 404 of the SOX, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company.” We may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the year ending December 31, 2027. At any time, we may conclude that our internal controls, once tested, are not operating as designed or that the system of internal controls does not address all relevant financial statement risks. Once required to attest to control effectiveness, our independent registered public accounting firm may issue a report that concludes it does not believe our internal controls over financial reporting are effective. Compliance with SOX requirements may strain our resources, increase our costs and distract management; and we may be unable to comply with these requirements in a timely or cost-effective manner.

There is no existing market for our Class A common stock, and we do not know if one will develop.

Prior to this offering, there has not been a public market for our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the stock exchange on which we list our Class A common stock or otherwise or how liquid that market might become. If an active trading market does not develop, anyone purchasing our Class A common stock may have difficulty selling it. The initial public offering price for the Class A common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, purchasers of our Class A common stock may be unable to sell it at prices equal to or greater than the price paid.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

The dual-class structure of our common stock may adversely affect the trading market for our Class A common stock.

Certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes of shares of common stock from being added to certain stock indices, including the S&P 500. In addition, several stockholder advisory firms and large institutional investors oppose the use of dual-class structures. As a result, the dual-class structure of our common stock may prevent the inclusion of our Class A common stock in such indices, may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class A common stock. Any exclusion from stock indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

Future offerings of debt or equity securities by us may have a material adverse effect on the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or by offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock.

Any future debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Moreover, if we issue debt securities, the debt holders would have rights to make claims on our assets senior to the rights of our holders of our common stock. The issuance of additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders and/or reduce the market price of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may have a material adverse effect on the amount, timing, or nature of our future offerings. Thus, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our Class A common stock and dilute their stockholdings in us.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

•        limitations on the removal of directors;

•        limitations on the ability of our stockholders to call special meetings;

•        establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

•        the requirement that the affirmative vote of holders representing at least 66 2/3% of the voting power of all outstanding shares of capital stock be obtained to amend our amended and restated bylaws, to remove directors or to amend our certificate of incorporation;

•        providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

•        establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, certain change of control events have the effect of accelerating the payments due under our Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

Investors in this offering will experience immediate and substantial dilution of $             per share.

Based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $             per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of September 30, 2021 on a pro forma basis would be $             per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares.

Because we have no current plans to pay cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our Class A common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash, current and anticipated cash needs, capital requirements, restrictions in any debt instruments, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiary to us and such other factors as the board may deem relevant. In addition, the terms of our existing financing arrangements restrict or limit our ability to pay cash dividends. Accordingly, we may not pay any dividends on our Class A common stock.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur.

Future sales of our Class A common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

Subject to certain limitations and exceptions, Imperium may exchange its Rhodium Units (together with shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Additionally, we may issue additional shares of Class A common stock or convertible securities in subsequent public offerings. After the completion of this offering and the related IPO Reorganization, we will have             outstanding shares of Class A common stock and             outstanding shares of Class B common stock. This number includes             shares of Class A common stock that we are selling in this offering and the             shares of Class A common stock that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering and the related IPO Reorganization, the Legacy Owners, through Imperium, will own no shares of Class A common stock and             shares of Class B common stock, representing approximately             % (or             % if the underwriters’ option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters, but may be sold into the market in the future.

Imperium will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of             shares of our Class A common stock issued or reserved for issuance under the Omnibus Incentive Plan that we intend to adopt in connection with the completion of this offering. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, Imperium, all of our directors and executive officers and certain of our Existing Holders have entered or will enter into lock-up agreements with respect to their Class A common stock, pursuant to which we and they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part, subject to certain earlier release provisions and certain other exceptions and extensions. The underwriters, at any time, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then Class A common stock will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect prior to the completion of this offering provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Pursuant to our charter, our directors will not be liable to us or any stockholders for monetary damages for any breach of fiduciary duty, except (i) for acts that breach his or her duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (the “DGCL”), which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The amended and restated bylaws also require us, if so requested, to advance expenses that such director or officer incurred in defending or investigating a threatened or pending action, suit or proceeding, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

We will incur significantly increased costs and devote substantial management time to reporting requirements as a result of operating as a public company.

As a public company, we will incur significant legal, finance and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of SOX and the Dodd-Frank Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of Nasdaq, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. We expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of SOX, which will increase when we are no longer an emerging growth company as defined by the JOBS Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function.

Our management will have broad discretion over the use of proceeds and may apply the proceeds of this offering in ways that may not improve our business or increase the value of your investments.

We intend to contribute all of the net proceeds from this offering to Rhodium Holdings in exchange for Rhodium Units. Rhodium Holdings will use such proceeds to repay our outstanding borrowings and accrued interest under the Bridge Loan, totaling approximately $31.0 million as of September 30, 2021, to construct new sites and for general corporate purposes, including the purchase of miners. We cannot specify with certainty the particular uses of the net proceeds to us from this offering. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including disclosure about our executive compensation, which apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. In addition, we have reduced SOX compliance requirements, as discussed elsewhere, for as long as we are an emerging growth company, which may be up to five full fiscal years. Unlike other public companies, we will not be required to, among other things, (i) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (ii) provide certain disclosure regarding executive compensation required of larger public companies or (iii) hold nonbinding advisory votes on executive compensation.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

Because we have elected to take advantage of the extended transition period pursuant to Section 107 of the JOBS Act, our financial statements may not be comparable to those of other public companies.

Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Accordingly, our financial statements may not be comparable to companies that comply with public company effective dates, and our stockholders and potential investors may have difficulty in analyzing our operating results by comparing us to such companies.

The provision of our amended and restated certificate of incorporation requiring exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation will provide that, unless we, in writing, select or consent to the selection of an alternative forum, all complaints asserting any internal corporate claims (defined as claims, including claims in the right of our company: (i) that are based upon a violation of a duty by a current or former director, officer, employee, or stockholder in such capacity; or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, subject matter jurisdiction, another state court or a federal court located within the State of Delaware).

Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our choice-of-forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Any person or entity purchasing or otherwise acquiring or holding any interest in our common stock shall be deemed to have notice of and to have consented to the forum selection provisions described in our amended and restated certificate of incorporation. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds either exclusive forum provision contained in our certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

General Risk Factors

We are subject to losses from risks for which we do not insure.

For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of insurable risks, and in some cases retain our risk of loss completely, unforeseen or catastrophic losses in excess of insured limits may have a material adverse effect on our business, results of operations and financial condition.

If we fail to implement and maintain proper and effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired, which could cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be reevaluated frequently. Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company will have been detected. Effective internal controls are necessary for us to produce reliable financial reports and are important to prevent fraud. Any failure to maintain or implement new or improved controls over financial reporting could result in material weaknesses or result in the failure to detect or prevent material misstatements in our financial statements, which could cause investors to lose confidence in our reported financial information and harm our stock price. We will be required to disclose material changes made in our internal controls and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of SOX until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act.

As of December 31, 2020, we identified a significant deficiency in our internal controls over our financial reporting process. A significant deficiency is a deficiency, or a combination of deficiencies, in internal controls over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. While our underlying accounting records were materially accurate, errors were noted in the consolidation and combination of the accounts and transactions within our legal reporting structure, including in the presentation of a non-controlling interest. We undertook steps to remedy this significant deficiency by engaging additional finance and accounting personnel to continue to design and implement processes and controls to ensure the completeness, accuracy, and timeliness of our financial reporting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under “Risk Factors.” These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.

Forward-looking statements may include statements about:

•        our business strategy;

•        our financial strategy, liquidity and capital required for our operations;

•        our timing and amount of future production of bitcoin;

•        our ability to respond to price fluctuations and rapidly changing technology;

•        our dependence on the level of demand and financial performance of the bitcoin mining industry;

•        developments and changes in laws and regulations, including increased regulation of the bitcoin mining industry through legislative action and revised rules and standards applied by FinCEN under the authority of the U.S. Bank Secrecy Act and the Investment Company Act;

•        the future acceptance and/or widespread use of, and demand for, bitcoin and other cryptocurrencies;

•        our ability to procure bitcoin mining equipment from foreign-based suppliers;

•        legislative or regulatory changes, and liability under, or any future inability to comply with, existing or future energy regulations or requirements;

•        our ability to raise capital to fund business growth;

•        our ability to maintain our relationships with our third-party suppliers;

•        our ability to access low-cost power;

•        our ability to retain management and key personnel;

•        the impact of the COVID-19 pandemic and its effect on our business and financial condition;

•        general economic conditions;

•        our future operating results; and

•        our future plans, objectives, expectations and intentions.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, cryptocurrency price volatility, lack of availability of mining equipment and services, lack of availability of power, environmental risks, mining and other operating risks, regulatory changes, cash flow and access to capital, the timing of capital expenditures, and the other risks described under “Risk Factors.”

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We expect to receive approximately $            million of net proceeds (assuming a public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus) from the sale of the Class A common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we expect to receive approximately $            million of net proceeds.

We intend to contribute the net proceeds of this offering to Rhodium Holdings in exchange for Rhodium Units. Rhodium Holdings will use such proceeds to repay our outstanding borrowings and accrued interest under the Bridge Loan, totaling approximately $31.0 million as of September 30, 2021, to construct new sites and for general corporate purposes, including the purchase of miners. We used the proceeds from the Bridge Loan to purchase miners and for general corporate purposes.

On June 17, 2021, we entered into a series of promissory notes for an aggregate amount of $30.0 million, with certain holders that are controlled by Malcolm Fairbairn, a director nominee and greater than 5% shareholder, or his immediate family. These promissory notes are comprised of (i) a $6.0 million note (the “Valley Promissory Note”), (ii) a $4.0 million note (the “Soleil Promissory Note”), and (iii) a $20.0 million note (the “Transcend Promissory Note” and, collectively with the Valley Promissory Note and the Soleil Promissory Note, the “Bridge Loan”). Each promissory note matures on June 17, 2022 and accrues interest at 1.0% per month. During the nine months ended September 30, 2021, the Company paid (i) no principal or interest on the Valley Promissory Note ($207,123 in interest has accrued), (ii) no principal or interest on the Soleil Promissory Note ($138,082 in interest has accrued) and (iii) no principal or interest on the Transcend Promissory Note ($690,411 in interest has accrued). See “Certain Relationships and Related Party Transactions.”

A $1.00 change in the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover of this prospectus) would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to change, respectively, by $            million, assuming no change to the number of shares offered by us, as set forth on the cover page of this prospectus. Each 1,000,000 share increase (decrease) in the number of shares offered in this offering would increase (decrease) the amount of net proceeds to us from this offering by approximately $            million, assuming the initial public offering price remains $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares by us, we would contribute the additional net proceeds received by us to Rhodium Holdings in exchange for Rhodium Units. Rhodium Holdings will use such proceeds to construct new sites and for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued by us, then we would decrease the amount of net proceeds contributed to Rhodium Holdings and Rhodium Holdings would reduce by a corresponding amount the net proceeds directed for general corporate purposes.

REVERSE STOCK SPLIT

We will effect the Reverse Stock Split immediately prior to and contingent upon the completion of this offering, pursuant to which each              shares of Class A common stock held of record by the holder thereof will be reclassified into one share of Class A common stock. No fractional shares will be issued in connection with the Reverse Stock Split. Pursuant to the Rhodium LLC Agreement, each              Rhodium Units will also be split on a corresponding 1-for              basis, such that there will be an equivalent number of Rhodium Units outstanding as the aggregate number of shares of Class A common stock and Class B common stock outstanding following the Reverse Stock Split.

Unless otherwise indicated, and other than the consolidated financial statements and the related notes included elsewhere in this prospectus, the number of our shares of common stock presented in this prospectus is adjusted to reflect the Reverse Stock Split.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions and other factors that our board of directors may deem relevant. We are a holding company and will have no material assets other than our ownership of Rhodium Units in Rhodium Holdings. Our ability to pay cash dividends will depend on our receipt of distributions from our current or future operating subsidiaries and such distributions may be restricted as a result of regulatory restrictions or contractual agreements, including agreements governing our indebtedness. See “Risk Factors — Risks Related to the Offering and Our Class A Common Stock — We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Rhodium Holdings, and we are accordingly dependent upon distributions from Rhodium Holdings to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.” In addition, any future debt financing arrangement will likely contain terms restricting or limiting the amount of dividends that may be declared or paid on our common stock.

CAPITALIZATION

The following table sets forth our cash position and capitalization as of September 30, 2021:

•        on an actual basis;

•        on an as adjusted basis to give effect to the SAFE Transactions entered into after September 30, 2021; and

•        on an as further adjusted basis to give effect to (1) the adjustments describe above, (2) the issuance of shares of Class A common stock in accordance with the SAFE Transactions described under “Management’s Discussion & Analysis of Financial Condition and Results of Operations — SAFE Transactions,” and (3) the sale and issuance by us of            shares of our Class A common stock offered in this offering at an assumed IPO price of $            per share (the midpoint of the price range set forth on the cover of this prospectus), including the application of the net proceeds as set forth under “Use of Proceeds.”

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with, and is qualified in its entirety by reference to, “Use of Proceeds” and our financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2021
	Actual	As Adjusted	As Further Adjusted
	(in thousands)
Cash and cash equivalents	$103,799	$106,349	$
Short-term debt:	$30,000	$30,000	$
Long-term debt:
Promissory Notes	$54,600	$54,600	$
SAFE Agreements	$86,993	$89,543	$
Other long-term liabilities	$85	$85	$
Total Indebtedness	$171,678	$174,228	$
Stockholders’ equity:
Class A common stock – $0.0001 par value; 400,000,000 shares authorized, 110,593,401 shares issued and outstanding, actual and as adjusted; shares authorized, shares issued and outstanding, as further adjusted	11	11
Class B common stock – $0.0001 par value; 100 shares authorized, issued and outstanding, actual and as adjusted; shares authorized, shares issued and outstanding, as further adjusted	—	—
Retained earnings	$64,423	$64,423
Non-controlling interest	$21,783	$21,783
Total partners’ capital/stockholders’ equity	$86,217	$86,217	$
Total capitalization	$257,895	$260,445	$

The information above excludes            shares of Class A common stock reserved for issuance under our long-term incentive plan that we intend to adopt in connection with the completion of this offering. Actual and as adjusted share information does not give effect to the consummation of the Reverse Stock Split to be effected immediately prior to and contingent upon the closing of this offering. As further adjusted share information gives effect to the consummation of the Reverse Stock Split.

A $1.00 change in the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover of this prospectus) would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to change, respectively, by $            million, assuming no change to the number of shares offered by us, as set forth on the cover page of this prospectus. Each 1,000,000 share increase (decrease) in the number of shares offered in this offering would increase (decrease) the amount of net proceeds to us from this offering by approximately $            million, assuming the initial public offering price remains $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of September 30, 2021, after giving effect to the transactions described under “Corporate Reorganization,” was $            , or $            per share. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering after giving effect to the IPO Reorganization. Assuming an IPO price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of September 30, 2021 would have been approximately $            million, or $            per share. This represents an immediate increase in the net tangible book value of $            per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $            per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been exchanged for Class A common stock):

IPO price per share	$
Pro forma net tangible book value per share as of September 30, 2021 (after giving effect to the IPO Reorganization)
Increase per share attributable to new investors in this offering
As adjusted pro forma net tangible book value per share after giving effect to the IPO Reorganization and this offering
Dilution in pro forma net tangible book value per share to new investors in this offering	$

A $1.00 change in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would change our as adjusted pro forma net tangible book value per share after the offering by $            and change the dilution to new investors in this offering by $            per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The following table summarizes, on an adjusted pro forma basis as of September 30, 2021, the total number of shares of Class A common stock owned by existing stockholders (taking into account the Reverse Stock Split and assuming that 100% of our Class B common stock has been exchanged for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at our initial public offering price of $            per share, calculated before deduction of estimated underwriting discounts and commissions:

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent
Imperium		%	$	%	$
New investors in this offering		%	$	%	$
Total		%	$	%	$

The above tables and discussion are based on the number of shares of our Class A common stock and Class B common stock to be outstanding as of the closing of this offering and take into account the IPO Reorganization. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to            , or approximately            % of the total number of shares of Class A common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. The following discussion contains “forward-looking statements” that reflect our future plans, estimates, beliefs and expectations. We caution that assumptions, expectations, projections, intentions or beliefs about future events may vary materially from actual results. Some of the key factors which could cause actual results to vary from our expectations include changes in bitcoin prices, the timing of planned capital expenditures, the condition of the capital markets generally, as well as our ability to access them, and uncertainties regarding environmental regulations or litigation and other legal or regulatory developments affecting our business, as well as those factors discussed below and elsewhere in this prospectus, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (included elsewhere in this prospectus) contain important information. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Basis of Presentation

Rhodium Holdings (formerly known as Rhodium Enterprises LLC) was formed as a Delaware limited liability company on October 23, 2020, and Rhodium JV LLC (“Rhodium JV”) was formed as a Delaware limited liability company on April 1, 2020. On June 30, 2021, we completed the Corporate Reorganization. For purposes of this section, “Rhodium,” “we” and “us” refers to (i) each of Rhodium Holdings and Rhodium JV’s wholly and majority-owned subsidiaries as of the period from April 1, 2020 to December 31, 2020 and (ii) Rhodium and its subsidiaries for the nine months ended September 30, 2021. During the period ended December 31, 2020, Rhodium operated through its wholly and majority-owned subsidiaries. The financial statements and results of operations in this section are presented on a consolidated and combined basis for Rhodium and its wholly and majority-owned subsidiaries as of the period ended December 31, 2020 and on a consolidated basis for Rhodium and its wholly owned subsidiaries for the nine months ended September 30, 2021. The consolidated accounts of Rhodium Holdings include its wholly-owned subsidiary, Air HPC LLC (“Air HPC”), formed as a Delaware limited liability company on October 23, 2020, and AIR HPC’s majority-owned subsidiary, Jordan HPC LLC (“Jordan HPC”), formed as a Delaware limited liability company on October 23, 2020, and the consolidated accounts of Rhodium JV include its wholly-owned subsidiary, Rhodium 2.0 LLC (“Rhodium 2.0”), formed as a Delaware limited liability company on December 17, 2020, and its majority-owned subsidiary, Rhodium 30MW LLC (“Rhodium 30MW”), formed as a Delaware limited liability company on April 1, 2020. Unless otherwise indicated, the historical financial information presented in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” does not give pro forma effect to the transactions described under “Certain Relationships and Related Party Transactions — Master Reorganization Agreement.”

Overview

We are an industrial-scale digital asset and technology company utilizing our proprietary technologies to mine bitcoin. Our strategy is to create innovative technologies to be the most sustainable and cost-efficient producer of bitcoin in the industry. We believe we can achieve this through our fully integrated infrastructure technology platform, access to low-cost power and directly owning and operating our own customized mining sites. Our fully integrated infrastructure platform includes our flagship liquid-cooling system, efficiency optimization software and end-to-end management software. Our uniquely designed infrastructure affords us the ability to maintain low operating costs and manage energy consumption, which provides significant advantages in driving profitability across a variety of bitcoin market conditions.

Bitcoin Mining Growth

We began mining bitcoin in September 2020. From September 30, 2020 through September 30, 2021, we placed approximately 80 MW online to power approximately 22,600 miners and mined 2,132 bitcoin with a hash rate capacity as of September 30, 2021 of 1.8 EH/s.

Recent Developments

Acquisition of Miners

Since inception, we have received or entered into agreements to purchase a total of approximately 98,800 Whatsminer M30S++, M31S+, M30S and M31S miners from our supplier. We expect to have approximately 33,600, or 34%, of these miners online by the end of 2021 with a total hash rate capacity equal to 2.7 EH/s, with the additional miners allocated for future development projects.

On October 20, 2021, we signed a memorandum of understanding with our primary machine supplier in order to secure an allocation of an additional 12,000 M30S/M30S+/M30S++ miners. On October 22, 2021, we paid a deposit of $3.6 million to be used towards the future purchase agreement.

Corporate Reorganization

On June 30, 2021, we effected our Corporate Reorganization. Please see “Prospectus Summary — Corporate Reorganization” and “Corporate Reorganization” elsewhere in this prospectus.

In connection with this offering, Rhodium will enter into a Master Reorganization Agreement pursuant to which (i) Rhodium will effect the Reverse Stock Split (ii) Rhodium will amend and restate its organizational documents to give the holders of shares of common stock of Rhodium one vote on all matters on which stockholders are entitled to vote generally for each share of Class A common stock and Class B common stock held of record, (iii) Rhodium will issue            shares of Class B common stock to Imperium, and (iii) Rhodium will issue            shares of Class A common stock (assuming a public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus) to the investors in connection with the SAFE Transactions. See “Certain Relationships and Related Party Transactions — Master Reorganization Agreement.”

After giving effect to the offering contemplated by this prospectus and the related IPO Reorganization, Rhodium will own an approximate            % interest in Rhodium Holdings (or            % if the underwriters’ option to purchase additional shares is exercised in full), Imperium will own an approximate            % interest in Rhodium Holdings (or            % if the underwriters’ option to purchase additional shares is exercised in full), and Imperium will own            shares of Class B common stock, which will represent an approximate            % interest in the voting power of the outstanding common stock of Rhodium Enterprises, Inc. (or            % if the underwriters’ option to purchase additional shares is exercised in full). See “Security Ownership of Certain Beneficial Owners and Management” for more information.

SAFE Transactions

Between June 2, 2021 and October 12, 2021, we entered into simple agreements for future equity, or the SAFEs, with certain investors, pursuant to which we issued rights to such investors to receive shares of our Class A common stock upon the occurrence of a subsequent financing or listing event for an aggregate purchase price of $86.9 million. Each SAFE provides that, upon the closing of this offering, the rights will convert into shares of Class A common stock.

Bridge Loan and Subsequent Reduction of Debt

On June 17, 2021, we entered into the Bridge Loan with certain holders (collectively, the “Bridge Loan Holders”) whereby the Bridge Loan Holders agreed to lend us an aggregate amount not to exceed $30 million. The proceeds were used to place a deposit on securing an additional 22,020 miners from our supplier. We intend to use part of the net proceeds from this offering to repay the Bridge Loan in full. See “— Liquidity and Capital Resources — Debt Agreements” for more information.

Warrant Purchase Agreements

On July 2, 2021, in connection with the Bridge Loan, we entered into warrant purchase agreements with affiliates of the Bridge Loan Holders (the “Warrant Holders”) whereby we issued warrants, dated October 1, 2021, to purchase approximately 730,000 shares of our Class A common stock (on a pre-Reverse Stock Split basis) to the affiliates of the Bridge Loan Holders in exchange for approximately $91,000 covering 25% of the outstanding coverage of the Bridge Loan (collectively, the “Warrant Purchase Agreements”). See “— Liquidity and Capital Resources — Debt Agreements” for more information. The Warrant Holders were granted registration rights under the Warrant Purchase Agreements. For a description of registration rights with respect to our Class A common stock, see the information under the heading “Shares Eligible for Future Sale — Registration Rights.”

COVID-19

The COVID-19 pandemic has been unpredictable and unprecedented and is likely to continue to result in significant national and global economic disruption, which may adversely affect us. Based on our current assessment, however, we do not expect any material impact on our long-term development, our operations or our liquidity due to the worldwide spread of COVID-19. However, we are actively monitoring this situation and the possible effects on our financial condition, liquidity, operations, suppliers and industry.

Lease and Electricity Supply Agreement for Second Texas Site

On August 31, 2021, we entered into the Datacenter Lease with Temple Green, pursuant to which Temple Green has agreed to provide us with data center site hosting and power supply services to us at our second Texas site. On October 8, 2021, we entered into Amendment No. 1 to the Datacenter Lease with Temple Green in order to update the legal description of the property. Under the Datacenter Lease, Temple Green has agreed to engineer and construct our site capable of hosting up to 225 MW (including 40 MW under a nonbinding letter of intent) of server and cooling load and associated electrical infrastructure in exchange for our promise to pay a fixed monthly lease and share a percentage of yearly profits as defined, payment for which will begin on the date our site commences operations (subject to satisfactory credit support). The initial term of the Datacenter Lease is ten years and we have the sole option to extend for up to two five-year periods. Our strategic goals include adding 300 MW of capacity at our second Texas site by the end of 2023.

On August 31, 2021, we also entered into the Electricity Supply Agreement with an affiliate of NetZero, to provide electricity to this second Texas site. NetZero has agreed to provide us with sufficient energy to operate our second Texas site at pre-determined maximum amounts during the term of the Datacenter Lease.

Our Business Model

Mining Equipment

We own specialized computers (“miners”) configured for the purpose of validating transactions on the bitcoin network blockchain (referred to as “mining”). We do not host other miners. All of the miners we currently own were manufactured by one supplier and incorporate ASIC chips specialized to solve blocks on the bitcoin blockchain using the 256-bit secure hashing algorithm (“SHA-256”) in return for bitcoin cryptocurrency rewards.

We have entered into and facilitated agreements with vendors to supply mining equipment for our bitcoin mining operations that require significant, partially refundable, deposits payable several months in advance of delivery and additional advance payments in monthly installments thereafter. We pre-paid a significant portion of the purchase price for these new miners as partially refundable deposits, with delivery scheduled to occur in installments through July 2022, and the remainder of the purchase price for these new miners is payable in installments, with payment due in advance of the scheduled delivery dates set forth in the applicable purchase agreement. We have financed $2 million of miners through a finance lease, which we expect will be substantially repaid or fully repaid prior to the consummation of this offering. See “— Equipment Financing Transactions.”

As of September 30, 2021, we placed approximately 80 MW online to power approximately 22,600 miners with a hash rate capacity of 1.8 EH/s.

Sites

We mine bitcoin at our initial Texas site, which is specifically designed for housing advanced mining equipment. We perform all deployment, maintenance, repair and other infrastructure services necessary to operate and maintain our miners. Our second Texas site is currently under construction and is expected to become operational in the summer of 2022. See “Business — Sites and Equipment.”

As the demand for bitcoin increases and bitcoin becomes more widely accepted, there is an increasing demand for professional-grade, scalable infrastructure to support growth of the blockchain ecosystem. We continually evaluate our mining performance, including our ability to access additional megawatts of electric power and to expand our total mining hash rates. We may explore additional sites and mining arrangements in connection with our short-, medium- and long-term strategic planning.

In June 2021, we purchased land and buildings in Texas through the local county foreclosure process that are currently used for shipping and receiving, offices, and research and development. The value of these purchases was less than $1 million.

Supply of Electrical Power

We secure our electric power through 10-year, fixed cost agreements with our electricity providers. We have two different electricity providers, one for each of our Texas sites. As of September 30, 2021, all of our energy provided by our electricity providers comes from the Electric Reliability Council of Texas (“ERCOT”) grid pursuant to contracts between each of our electricity providers and ERCOT, which has a blend of energy sources, many of which are non-carbon emitting. The amount of electricity generated by non-carbon emitting sources as a percentage of total electricity generated by the ERCOT grid per day fluctuates based on the ERCOT grid daily changes in energy generation. As of September 30, 2021, this amount has reached as high as 41%.

Payments to Our Electricity Providers

Our Initial Texas Site.    Our subsidiaries, Rhodium JV LLC and AIR HPC LLC (together, the “Colocation Subsidiaries”) have entered into colocation agreements with the power supplier for our initial Texas site (collectively, the “Colocation Agreements”). The Colocation Agreements describe a payment to the power supplier based on a percentage of the after-tax cash profits (“Colocation Payments”) the Colocation Subsidiaries. These payments are separate from the electricity payments due to our power providers under the hosting agreements, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Earnings are first generated at the operating subsidiary level. At our discretion, a percentage of the earnings may then be distributed based on ownership of the operating subsidiary, via a dividend, to the Colocation Subsidiaries. The Colocation Subsidiaries are only contractually obligated to make a Colocation Payment to the power suppliers upon the payment of a dividend from the operating subsidiaries. The Colocation Subsidiaries exist as holding companies for the receipt of dividends from underlying operating subsidiaries and payment to our power suppliers for the Colocation Payments, if any. The Colocation Subsidiaries and any Colocation Payments are applicable only to our operations at our initial Texas site and are not applicable to future growth or expansion at other sites.

The Colocation Payments are determined based on a calculation, as contractually defined through the formula set forth in the relevant Colocation Agreement. Generally, the Colocation Payments are our power supplier’s portion of the dividend income received by our Colocation Subsidiaries from our underlying operational subsidiaries. The dividends received by the Colocation Subsidiaries may be adjusted for certain cash needs, either incurred or expected, which is determined at our discretion. Specifically, the Colocation Subsidiaries are required to make calculated payments, as defined by the Colocation Agreements, on the cash available for debt services and distributions (“CADSD”).

The Colocation Payments are included in our cost of revenue. However, as of December 31, 2020, there were no Colocation Payments accrued or paid. During the nine months ended September 30, 2021, the Company made $4.1 million in Colocation Payments under these Colocation Agreements.

Under the Colocation Agreements, the power supplier has agreed to provide an aggregate of up to 125 MW of power to our projects located at our initial Texas site and to perform all maintenance necessary to operate all of our miners. In addition to paying the power supplier a portion of each project’s Colocation Payments, for 100 MW we have an unconditional minimum power purchase obligation that operates as a “take-or-pay” arrangement pursuant to which we are obligated to pay a minimum power commitment of 80%, regardless if our projects actually draw power. The term of each of the Colocation Agreements is ten years, subject to certain termination rights of the company, and we have an option to extend the duration thereafter and hold the right to cancel after three years without consent from the power supplier. In addition to the 125 MW, we have another 30 MW of option contracts at the same terms which have not yet been exercised by us. We may or may not choose to exercise said options at a later date.

For additional information regarding the Colocation Agreements, please see Note 11 to the audited historical financial statements appearing elsewhere in this prospectus.

Our Second Texas Site.    On August 31, 2021, we entered into the Datacenter Lease and Electricity Supply Agreement for our second Texas site. On October 8, 2021, we entered into Amendment No. 1 to the Datacenter Lease in order to update the legal description of the property. Pursuant to these agreements, we have agreed to pay $1,087 per month in base rent. Additionally, we have agreed to a profit-sharing arrangement whereby we agree to pay a percentage of profits generated by our subsidiary to an affiliate of NetZero between 3% and 8% during the initial ten years. For additional information regarding these payments, please see Note 12 to the unaudited historical financial statements appearing elsewhere in this prospectus.

Equipment Financing Transactions

On October 1, 2020, we entered into a finance lease with Arctos Capital that was used to fund the purchase of 1,900 miners, for a total financed amount of approximately $2.8 million at 15.0% interest per annum payable over a 12-month term. The outstanding lease liability balance of approximately $2.4 million as of December 31, 2020, is recorded within Lease liability in the respective consolidated and combined balance sheet. The right-of-use asset balance of approximately $2.1 million as of December 31, 2020, is recorded within Right-of-use asset, net in the respective consolidated and combined balance sheet. There was no right-of use asset recorded as of September 30, 2021. Payments of $145,000 were due monthly with the remaining balance due at maturity on October 1, 2021. The remaining balance of approximately $2 million was paid in September 2021.

Key Factors Affecting Our Performance

Economic Conditions

Market Price of Bitcoin

Our business is heavily dependent on the spot price of bitcoin. The prices of cryptocurrencies, specifically bitcoin, have experienced substantial volatility, and high or low prices may have little or no relationship to identifiable market forces, may be subject to rapidly changing investor sentiment and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation and media reporting. Bitcoin (as well as other cryptocurrencies) may have value based on various factors, including their acceptance as a means of exchange by consumers and producers, scarcity and market demand.

Halving

Further affecting the digital asset mining industry, and particularly relevant to the bitcoin blockchain, is the fact that the cryptocurrency reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a proof-of-work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.”

For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block. The bitcoin blockchain has undergone halving three times since its inception as follows: (1) on November 28, 2012 at block 210,000; (2) on July 9, 2016 at block 420,000; and (3) on May 11, 2020 at block 630,000, when the reward was reduced to its current level of 6.25 bitcoin per block. The next halving for the bitcoin blockchain is anticipated to occur in March 2024 at block 840,000. This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million and the theoretical supply of new bitcoin is exhausted, which is expected to occur around 2140. Many factors influence the price of bitcoin, and potential increases or decreases in prices in advance of or following a future halving are unknown.

Blockchain Difficulty

The increase in bitcoin difficulty and hash rate proportionally reduces the mining proceeds of the equipment and eventually requires bitcoin mining operations to upgrade their mining equipment to remain profitable and stay ahead of other bitcoin mining operations.

Electricity Costs

Electricity costs are our largest operating cost. We have structured our contractual obligations with our power supplier to appropriately manage risks related to electricity costs by (1) securing low cost, fixed rate power for long-term, multi-year contracts and (2) structuring our Colocation Payments to be on an after-tax cash basis in order to better align incentives with our power supplier. The cost of power used by us in connection with our operations was under 2.0 cents per kWh for the period ended September 30, 2021.

Equipment Costs

The cost of new miners can be unpredictable, and could also be significantly higher than our historical cost for new miners. As a result, at times, we may obtain miners and other hardware from third parties at higher prices, to the extent they are available. For example, beginning in the second half of 2020 and continuing into the fourth quarter of 2021, we observed a significant appreciation in the market price of bitcoin, as well as an increase in the per-unit price of the miners we use to mine bitcoin. While we cannot know definitively if these two phenomena are linked, we have seen a measurable increase in the prices for new miners offered by third-party manufacturers during periods of increased market prices for bitcoin, and such prices may continue to track the volatility in the market price of bitcoin.

Competition

In addition to factors underlying mining business growth and profitability, our success greatly depends on our ability to compete with other mining operations.

The bitcoin mining industry is constantly evolving, and cryptocurrency miners can range from individual enthusiasts to professional mining operations with dedicated mining sites. We compete with other companies that focus all or a portion of their activities on mining activities at scale. We face significant competition in every aspect of our business, including, but not limited to, the acquisition of new miners, the ability to raise capital, obtaining low-cost electricity, obtaining access to energy sites with reliable sources of power and evaluating new technology developments in the industry.

To stay competitive in the evolving bitcoin mining industry, both against new entrants into the market and existing competitors, we anticipate that we will have to continue to expand our existing miner fleet, which could include purchasing the latest generation of miners, as well as innovating to develop and implement new technologies and mining solutions.

Differentiation, Innovation and Expansion of Our Platform

Our investments in research and development differentiates us from our peers, in particular our ability to manage electricity sourcing, construct and implement proprietary liquid-cooled mining sites and enable efficient performance of commercially available mining equipment through our proprietary management software.

Partnership Ecosystem

Our success will depend on whether we can expand our ecosystem of strategic partners with additional manufacturers of mining equipment. The bitcoin mining business requires access to the latest generation miners. Our management team regularly evaluates current and future hardware for reliability, performance and cost efficiency. These partnerships enable at-scale access to new equipment at competitive prices, which in turn helps secure the profitability of our mining fleet for the long term.

Limited Operating History

We have a limited operating history and there is limited historical financial information upon which to base an evaluation of our performance. Our prospectus must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. As we are recently incorporated, our interim financial statements for the period ended September 30, 2020 presented below does not present results for the full nine-month period. As a result, information presented for the periods ended September 30, 2020 and 2021, respectively, may not be directly comparable.

Key Business Metrics, Non-GAAP Measure

We monitor and evaluate the following key business metrics to measure performance, identify trends, develop and refine growth strategies and make strategic decisions. In addition to the performance metrics described below, we rely on Adjusted EBITDA, a non-GAAP financial measure. See “— Adjusted EBITDA” for the definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP.

Mining Hash Rate Capacity

We estimate the mining hash rate capacity of our mining fleet by multiplying the manufacturer specified hash rate per model by the total number of miners per model on site at the end of the period. The method by which we measure our hash rate capacity may differ from how other operators present such measure.

Our hash rate capacity as of December 31, 2020 was 708.2 PH/s. Our hash rate capacity as of September 30, 2021 was 1.8 EH/s.

Bitcoin Mined

We measure the production of our mining activities in a given period as bitcoin mined. As such, we believe that the number of bitcoin that we mine is a useful metric for investors to measure our mining activity without the influence of bitcoin price volatility from period to period. Additionally, for a given period, we calculate the average bitcoin mined per day and the maximum bitcoin produced per day. We believe these metrics are meaningful to investors because when compared, they show periodic production capacity growth.

During the period ended December 31, 2020, we mined 284.64 bitcoin. During the period ended December 31, 2020, the maximum bitcoin produced per day was 4.78, which was mined on December 25, 2020. The average bitcoin mined per day in this period was 1.04. During the nine months ended September 30, 2021, we mined 1,847 bitcoin. During the nine months ended September 30, 2021, the maximum bitcoin produced per day was 11.2, which was mined on August 7, 2021. The average bitcoin mined per day in this nine-month period was 9.0.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before interest expense, income taxes, depreciation and amortization, further adjusted by the removal of one-time transaction costs, impairment of digital assets, realized gains and losses on the sale of digital assets, SAFE discount, and expenses related to stock-based compensation.

The above items are excluded from Adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted EBITDA in this prospectus because it is a key measurement used internally by management to make operating decisions, including those related to operating expenses, evaluate performance and perform strategic and financial planning. However, you should be aware that when evaluating Adjusted EBITDA, we may incur future expenses similar to those excluded when calculating these measures. The presentation of this measure should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Further, this non-GAAP financial measure should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. We compensate for these limitations by relying primarily on GAAP results and using Adjusted EBITDA on a supplemental basis. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies because not all companies calculate this measure in the same fashion. You should review the reconciliation of net income (loss) to Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for the period from April 1, 2020 (inception) through December 31, 2020 and for the nine months ended September 30, 2021:

	Period from April 1, 2020 (inception) through December 31, 2020	Nine months ended September 30, 2021
	(in thousands)
Net income (loss)	$(531)	$49,379
Adjustments:
Interest expense	422	1,620
Provision for (benefit from) income taxes	(181)	14,205
Depreciation and amortization	2,953	10,383
Impairment of digital assets	68	30,717
Realized gain on sale of digital assets	(351)	(41,604)
SAFE valuation gain (loss)	—	2,618
One-time transaction costs(1)	—	327
Adjusted EBITDA	$2,380	$67,645

____________

(1)      One-time transaction costs represent non-recurring legal and advisory costs with respect to the SAFE Transactions and our second Texas site lease.

Components of Results of Operations

Revenue

Our revenue consists entirely of revenue recognized from our bitcoin mining activities. Bitcoin mining activities generate both block rewards (bitcoin rewards, currently 6.25 bitcoin per block) as well as miner transaction fees paid to us by the bitcoin network for processing bitcoin transactions (which are currently less than 0.5 bitcoin per block). Over time, it is possible transaction fees may become larger than block rewards.

We recognize revenue daily at the spot price of bitcoin when mined. We then track any gain or loss from the time the bitcoin was mined to the time when it was ultimately sold or exchanged. The sale or exchange generally results in a realized gain or loss at the time of sale or exchange. The proceeds related to the sale or exchange of bitcoin is our primary source of cash generation.

We participate in “mining pools” organized by mining pool operators in which we share our mining power with the hash rate generated by other miners participating in the pool to earn cryptocurrency rewards. The mining pool operator provides a service that coordinates the computing power of the independent mining enterprises participating in the mining pool. Fees may be paid to the mining pool operator to cover the costs of maintaining the pool. The pool uses software that coordinates the pool members’ mining power, identifies new block rewards, records how much hash rate each participant contributes to the pool and assigns cryptocurrency rewards earned by the pool among its participants in proportion to the hash rate each participant contributed to the pool in connection with solving a block. Revenues from cryptocurrency mining are impacted by volatility in bitcoin prices, as well as increases in the bitcoin blockchain’s total hash rate resulting from the growth in the overall quantity and quality of miners working to solve blocks on the bitcoin blockchain and the difficulty index associated with the secure hashing algorithm employed in solving the blocks.

Cost of Revenues

Our cost of revenue consists primarily of electric power costs related to the mining operations of earning bitcoin including other utilities, labor, insurance whether incurred directly from self-mining operations or reimbursed, any payments due under colocation agreements, but excluding depreciation and amortization, which are separately stated in the accompanying condensed consolidated statement of operations. For the period from April 1, 2020 (inception) to December 31, 2020, we did not incur any costs of revenue related to other utilities, labor, insurance or amounts due under colocation agreements.

Gain (loss) from sales of digital assets

Gain (loss) from sales of digital assets consists of gains (losses) primarily on the sale of bitcoin.

Research and development expense

We invest in research and development to build capabilities to extend our blockchain platform management and software solutions and to manage our mining fleet more efficiently, as well as continue to innovate to increase efficiency.

Selling, general and administrative expense

Selling, general and administrative expenses include compensation and benefits expenses, professional fees and other personnel related expenses and may include insurance, amortization of intangibles, depreciation of property and equipment, asset impairments, franchise taxes and bank fees, if applicable.

Non-operating income (expense), net

Non-operating income (expense), net includes interest income, interest expense, other non-operating expenses, net and realized gains (losses) on sale of digital assets.

Income tax expense (benefit)

Income tax expense (benefit) consists of U.S. federal, state and local income taxes, if any. For the period ended December 31, 2020, our income tax benefit was approximately $0.2 million. For the period ended September 30, 2021 our income tax expense was approximately $14.2 million. We evaluate our ability to recognize our deferred tax assets quarterly by considering all positive and negative evidence available as proscribed by the Financial Accounting Standards Board (“FASB”) under its general principles of Accounting Standards Codification (“ASC”) 740, Income Taxes. Our annual statutory federal income tax rate at December 31, 2020 is 21%. We currently only operate in Texas, which does not have a state income tax. However, Texas does have a franchise tax based on the company’s taxable margin, which is taxed at a rate of 0.75%.

Results of Operations

We have experienced losses and negative cash flows from operations. At December 31, 2020, we had cash and cash equivalents of approximately $9.1 million, total equity of approximately $4.3 million and an accumulated deficit of approximately $0.3 million. At September 30, 2021, we had cash and cash equivalents of approximately $103.8 million, total members’ equity of approximately $86.2 million and retained earnings of approximately $64.4 million. To date, we have in large part relied on debt and equity financing to fund our operations.

Our current focus is on growing our cryptocurrency mining operation, with the goal of mining bitcoin. As discussed under “Business,” we utilize specialized ASIC miners.

Results of Operations for the Nine Months ended September 30, 2021 and the Period from April 1, 2020 (inception) to September 30, 2020

The following table sets forth selected historical operating data for the period indicated:

	Rhodium
	For the nine months ended September 30, 2021	For the period from April 1 (inception) to September 30, 2020
	(in thousands)
Revenue:
Revenue, net – digital asset mining	$82,097	$97
Costs and expenses:
Cost of revenue, excluding colocation expense, depreciation and amortization	6,751	20
Cost of revenue – colocation expense	2,512	—
Selling, general and administrative	8,119	499
Depreciation and amortization	10,383	995
Impairment of digital assets	30,717	3
Total costs and operating expenses	58,482	1,517
Operating profit (loss)	23,615	(1,420)
Other income (expense)
Realized gain on sale of digital assets	41,604	—
Interest expense	(1,620)	(193)
SAFE valuation gain (loss)	(2,618)	—
Other income, net	2,603	145
Total other income (expense)	39,969	(48)
Income (loss) before provision for income taxes	63,584	1,468
Provision for (benefit from) income taxes	14,205	(409)
Net income (loss)	$49,379	$(1,059)

Summary of Mining Results

Revenues

Digital asset mining revenues for the nine months ended September 30, 2021 totaled approximately $82.1 million. Revenues from digital asset mining are impacted significantly by volatility in bitcoin prices, as well as increases in the Network Hash Rate resulting from the growth in the overall quantity and quality of miners working to solve blocks on the bitcoin blockchain and the difficulty index associated with the secure hashing algorithm employed in solving the blocks.

During the nine months ended September 30, 2021, the Network Hash Rate decreased in July when a large number of miners dropped offline due to the mining ban in China but increased thereafter as new miners came online, many of which made use of newer, more efficient ASIC chips that are specially designed to solve blocks using the SHA-256 set of cryptographic hash functions employed on the bitcoin blockchain. As of September 30, 2021, the average Network Hash Rate working on the bitcoin blockchain was 161.0 EH/s. The cumulative difficulty index increase during the period from January 1, 2021 through September 30, 2021 was 2.1%.

Revenues for the period from April 1, 2020 (inception) to September 30, 2020 were $97,000 as we had not yet commenced primary mining operations until late in the third quarter of 2020.

Cost of Revenue

Cost of revenue and cost of revenue as a percentage of digital asset mining revenue for the period from April 1, 2020 (inception) to September 30, 2020 was $20,000 and 20.6%, as we had not yet commenced primary mining operations until late in the third quarter of 2020.

Cost of revenue for the nine months ended September 30, 2021 of approximately $9.3 million consisted primarily of electricity costs and colocation payments, but excluded depreciation and amortization, which are separately stated. The cost of revenue for the period from January 1, 2021 through September 30, 2021 as a percentage of digital asset mining revenue totaled 11.3%.

Selling, General and Administrative Expense

Selling, general and administrative expense for the nine months ended September 30, 2021 totaled approximately $8.1 million. Compensation-related expense was approximately $1.6 million. Legal fees were approximately $0.5 million due to the capital raising efforts and expansion to our second Texas site. Selling, general and administrative expense for the period from April 1, 2020 (inception) to September 30, 2020 was $0.5 million.

Research and Development Expense

We did not have any research and development costs during this period or the prior period.

Depreciation and Amortization

Depreciation and amortization expense in the period from January 1, 2021 through September 30, 2021 totaled approximately $10.4 million, primarily comprised of depreciable equipment levels of miners, which we depreciate over a three-year estimated usable lives using the straight-line method. Depreciation and amortization expense for the period from April 1, 2020 (inception) to September 30, 2020 was $1.0 million.

Impairment of Digital Assets

Impairment of digital assets of approximately $30.7 million was recognized during the nine months ended September 30, 2021. Impairment of digital assets was immaterial for the period from April 1, 2020 (inception) to September 30, 2020.

Other Income and Expense

During the nine months ended September 30, 2021, interest income and interest expense was a net expense of approximately $1.6 million.

Total other income increased by $40.0 million, primarily driven by an increase in realized gain on sale of digital assets of $41.6 million and an increase in other income, net of $2.6 million, partially offset by an increase in SAFE expense of $2.6 million.

Income Taxes

For the nine months ended September 30, 2021, we recorded income tax expense of $14.2 million. Income tax benefit for the period from April 1, 2020 (inception) to September 30, 2020 was $0.4 million.

Results of Operations for the Period ended December 31, 2020

The following table sets forth selected historical operating data for the period indicated:

Rhodium
Period from April 1, 2020 (Inception) to December 31, 2020
(in thousands)
Revenue:
Revenue, net – digital asset mining	$5,150
Costs and expenses:
Cost of revenue, excluding colocation expense, depreciation and amortization	623
Cost of revenue – colocation expense	—
Selling, general and administrative	2,380
Depreciation and amortization	2,953
Impairment of digital assets	68
Total costs and expenses	6,024
Operating loss	(874)
Other income (expense)
Interest income	16
Realized gain on sale of digital assets	351
Interest expense	(422)
Other income, net	217
Total other income	162
Loss before benefit from income taxes	(712)
Benefit from income taxes	181
Net loss	(531)
Net loss attributable to non-controlling interest	(244)
Net loss attributable to Rhodium Enterprises LLC and Rhodium JV LLC	$(287)

Summary of Mining Results

Revenues

Digital asset mining revenues for the period from inception through December 31, 2020 totaled approximately $5.2 million. Revenues from digital asset mining are impacted significantly by volatility in bitcoin prices, as well as increases in the Network Hash Rate resulting from the growth in the overall quantity and quality of miners working to solve blocks on the bitcoin blockchain and the difficulty index associated with the secure hashing algorithm employed in solving the blocks.

During the period from inception through December 31, 2020, the Network Hash Rate increased by approximately 45% as a result of, among other factors, the increased number of miners working to solve blocks on the bitcoin blockchain during that period, many of which made use of newer, more efficient ASIC chips that are specially designed to solve blocks using the SHA-256 set of cryptographic hash functions employed on the bitcoin blockchain. As of December 31, 2020, the average Network Hash Rate working on the bitcoin blockchain was 153 EH/s. The cumulative difficulty index increase during the period from inception through December 31, 2020 was 33.7%.

Cost of Revenue

Cost of revenue for the period from inception through December 31, 2020 of approximately $0.6 million consisted primarily of electricity costs, but excluded depreciation and amortization, which are separately stated. The cost of revenue for the period from inception through December 31, 2020 as a percentage of digital asset mining revenue totaled 12.1%. As we only began mining bitcoin in September 2020 and ramped up our operation from then until December 2020, our cost of revenue during 2020 is primarily from this period. No Colocation Payments accrued during the period.

Selling, General and Administrative Expense

Selling, general and administrative expense for the period from inception through December 31, 2020 totaled approximately $2.4 million. Compensation-related expense was approximately $1.0 million. Legal fees were approximately $0.2 million due to business formation and capital raising efforts.

Research and Development Expense

We did not have any research and development costs during this period.

Depreciation and Amortization

Depreciation and amortization expense in the period from inception through December 31, 2020 totaled approximately $3.0 million, primarily comprised of depreciable equipment levels of miners, which we depreciate over a three-year estimated usable lives using the straight-line method.

Impairment of Digital Assets

Impairment of digital assets of approximately $0.1 million recognized during the period from inception through December 31, 2020 was recorded.

Other Income and Expense

During the period from inception through December 31, 2020, interest income and interest expense was a net expense of approximately $0.4 million.

During the period from inception through December 31, 2020, we recorded a gain on the sale of digital assets of approximately $0.4 million.

Income Taxes

For the period from inception through December 31, 2020, we recorded income tax benefit of $0.2 million.

Liquidity and Capital Resources

At December 31, 2020, we had working capital of approximately $19.1 million, which included cash and cash equivalents of approximately $9.1 million. We reported a net loss of approximately $0.5 million during the period from inception through December 31, 2020, which was largely due to depreciation.

At September 30, 2021, we had working capital of approximately $121.9 million, which included cash and cash equivalents of approximately $103.8 million. We reported net income of approximately $49.4 million during the nine months ended September 30, 2021, which was largely due to cryptocurrency mining revenue. Subsequent to September 30, 2021, we received gross proceeds from capital raises of approximately $2.6 million. See Note 15 to the unaudited historical financial statements appearing elsewhere in this prospectus.

Debt Agreements

We have entered into various debt agreements used to fund operations. As of December 31, 2020, the principal amount owed under our debt agreements consisted of approximately $37.7 million of promissory notes, exclusive of the finance lease discussed below. All of these promissory notes have a three-year term, bear interest at a rate of 1.6% per annum, require annual interest-only payments and repayment of principal due at maturity. Total interest expense incurred during the period from April 1, 2020 (inception) to December 31, 2020, and interest payable as of December 31, 2020, is approximately $0.25 million. As of September 30, 2021, the principal amount owed under our debt agreements consisted of approximately $84.6 million of promissory notes, exclusive of the finance lease discussed below. All of the promissory notes and loans have a three-year term, bear interest at a rates varying from 0.20% to 12.0% per annum, require annual interest-only payments and repayment of principal due at maturity. Total interest expense incurred during the nine months ended September 30, 2021 was approximately $1.6 million.

On June 1, 2020, we entered into a promissory note for approximately $29.1 million with a maturity date of May 31, 2023 and an interest rate of 1.6%. Interest of $0.47 million was paid during the nine months ended September 30, 2021 and the outstanding debt under this note was repaid on September 10, 2021.

On October 1, 2020, we entered into a finance lease that was used to fund the purchase of 1,900 miners, for a total financed amount of approximately $2.8 million at 15.0% interest per annum payable over a 12-month term. There was no outstanding lease liability balance as of September 30, 2021.

On December 1, 2020, we entered into a promissory note for approximately $8.6 million with a maturity date of December 1, 2023 and an interest rate of 1.6%. Interest of $0.05 million was paid during the nine months ended September 30, 2021, and on April 30, 2021, the outstanding debt was repaid.

On March 3, 2021, we entered into a promissory note for $23.1 million with a maturity date of March 3, 2024 and an interest rate of 0.20%. No interest was paid during the nine months ended September 30, 2021.

On March 18, 2021, we entered into a promissory note for $31.5 million with a maturity date of March 18, 2024 and an interest rate of 0.20%. No interest was paid during the nine months ended September 30, 2021.

On June 17, 2021, we entered into the Bridge Loan with the Bridge Loan Holders for an aggregate amount of $30 million. The Bridge Loan has a maturity date of June 17, 2022 and bears interest at a rate of 12.0% per annum. In connection with the Bridge Loan, we entered into the Warrant Purchase Agreements with the Warrant Holders whereby we issued warrants, dated October 1, 2021, to purchase approximately 730,000 shares of our Class A common stock (on a pre-Reverse Stock Split basis) in exchange for approximately $91,000 covering 25% of the outstanding coverage of the Bridge Loan Interest of approximately $1.0 million accrued during the nine months ended September 30, 2021. We intend to use part of the net proceeds from this offering to repay and terminate the Bridge Loan.

Miners

During the period ended December 31, 2020, we entered into purchase agreements with our supplier for a total of 15,116 of M30S, M31S+ and M31S miners, to be shipped and delivered from September 2020 through March 2021. During the period from inception through December 31, 2020, we received 8,352 of these new miners, all of which have been deployed in Texas. The remaining 6,764 arrived and were put online by March 31, 2021. During the nine months ended September 30, 2021, we paid approximately $43.1 million as deposits primarily for approximately 71,700 miners. We received approximately 7,500 of these new miners and we expect that the remaining 64,200 miners will be delivered throughout the remainder of 2021 and 2022. On October 20, 2021, we have secured an additional allocation of approximately 12,000 miners from our supplier. Thus, since inception, we have received or entered into agreements to purchase a total of approximately 98,800 Whatsminer M30S++, M31S+, M30S and M31S miners from our supplier.

Revenue from Mining Operations

Funding our operations on a go-forward basis will rely significantly on our ability to continue to mine cryptocurrency and the spot or market price of the cryptocurrency we mine. We expect to generate ongoing revenues from the production of cryptocurrencies, primarily bitcoin currency rewards, in our mining sites and our ability to liquidate bitcoin currency rewards at future values will be evaluated from time to time to generate cash for operations. Generating bitcoin currency rewards, which exceed our production and overhead costs will determine our ability to report profit margins related to such mining operations, although accounting for our reported profitability is significantly more complex. Furthermore, regardless of our ability to generate revenue from the sale of our cryptocurrency assets, we will need to raise additional capital in the form of equity or debt to fund our operations and pursue our business strategy.

The ability to raise funds as equity, debt or conversion of cryptocurrency to maintain our operations is subject to many risks and uncertainties and, even if we were successful, future equity issuances would result in dilution to our existing stockholders, including purchasers of our Class A common stock in this offering, and any future debt or debt securities may contain covenants that limit our operations or ability to enter into certain transactions. Our ability to realize revenue through bitcoin production and successfully convert bitcoin into cash or fund overhead with bitcoin is subject to a number of risks, including regulatory, financial and business risks, many of which are beyond our control. Additionally, the value of bitcoin currency rewards has been extremely volatile recently and such volatility has recently been lower and future prices cannot be predicted.

If we are unable to generate sufficient revenue from our bitcoin production when needed or secure additional sources of funding, it may be necessary to significantly reduce our current rate of spending or explore other strategic alternatives.

Cash Flows

The following table summarizes our cash flows for the period presented:

Nine months ended September 30, 2021 (in thousands)
Cash and cash equivalents, beginning of period	$9,059
Cash Flow Used in Operating Activities	(23,953)
Cash Flow Used in Investing Activities	(42,613)
Cash Flow Provided by Financing Activities	161,306
Cash and cash equivalents, end of period	103,799
Net increase in cash and cash equivalents	$94,740

Operating Activities

Changes in net cash from operating activities results primarily from changes in Digital Assets of approximately $82.1 million offset by approximately $10.4 million in depreciation and amortization. Other drivers of the changes in net cash from operating activities include the net loss for the period and changes in prepaid expenses, accounts payable, and accrued expenses along with the realized gain on sale of digital assets and investments. Net cash used in operating activities was approximately $24.0 million during the nine months ended September 30, 2021, consisting of the activity described above.

Investing Activities

Changes in net cash used in investing activities results primarily from purchases of and deposits made on property and equipment. Net cash used in investing activities was approximately $42.6 million during the nine months ended September 30, 2021.

Financing Activities

Changes in net cash provided by financing activities results primarily from proceeds from the SAFE Transactions, equity financing, promissory notes and loans. Net cash provided by financing activities was approximately $161.3 million during the nine months ended September 30, 2021.

The following table summarizes our cash flows for the period presented:

Period from April 1, 2020 (inception) to December 31, 2020 (in thousands)
Cash and cash equivalents, beginning of period	$—
Cash Flow Used in Operating Activities	(3,010)
Cash Flow Used in Investing Activities	(30,103)
Cash Flow Provided by Financing Activities	42,172
Cash and cash equivalents, end of period	9,059
Net increase (decrease) in cash and cash equivalents	$9,059

Operating Activities

Changes in net cash from operating activities results primarily from changes in Digital Assets of approximately $5.2 million offset by approximately $3.0 million in depreciation and amortization. Other drivers of the changes in net cash from operating activities include the net loss for the period and changes in prepaid expenses, accounts payable, and accrued expenses along with the realized gain on sale of digital assets and investments. Net cash used in operating activities was approximately $3.0 million during the period from inception through December 31, 2020, consisting of the activity described above.

Investing Activities

Changes in net cash used in investing activities results primarily from purchases of and deposits made on property and equipment. Net cash used in investing activities was approximately $30.1 million during the period from inception through December 31, 2020.

Financing Activities

Changes in net cash provided by financing activities results primarily from proceeds from issuances of notes payable and contributions from non-controlling interest holders. Net cash provided by financing activities was approximately $42.2 million during the period from inception through December 31, 2020.

Operating and Capital Expenditure Requirements

We believe our existing cash and cash equivalents, together with cash provided by operations, will be sufficient to meet our needs for at least the next 12 months. Our future capital requirements will depend on many factors including our revenue growth rate, the timing and extent of spending to support research and development efforts and the timing and extent of additional capital expenditures to invest in the expansion of existing sites as well as new sites. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. If additional financing is required from outside sources, we may not be able to raise it on acceptable terms or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be materially and adversely affected.

Commitments and Contractual Obligations

We have entered into agreements to purchase blockchain mining equipment that are enforceable, legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction.

Summary of Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include estimates associated with revenue recognition, investments and digital assets.

Our financial position, results of operations and cash flows are impacted by the accounting policies we have adopted. In order to get a full understanding of our financial statements, one must have a clear understanding of the accounting policies employed. A summary of our critical accounting policies follows:

Fair value of financial instruments

We account for financial instruments under FASB ASC 820, Fair Value Measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access on the measurement date;

Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 — assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on our market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The carrying amounts of our financial assets and liabilities, such as cash and cash equivalents and accounts payable, approximate fair value due to the short-term nature of these instruments.

Digital Assets

Digital assets, including bitcoin, are included in current assets in the accompanying consolidated and combined balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to us through our mining activities are accounted for in connection with our revenue recognition policy disclosed below.

Digital assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital asset at the time its fair value is being measured. In testing for impairment, we have the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If we conclude otherwise, we are required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital assets by us are included within investing activities in the accompanying consolidated and combined statement of cash flows, while digital assets awarded to us through our mining activities are included within operating activities in the accompanying consolidated and combined statement of cash flows. Proceeds from the sale of digital assets are included within investing activities in the accompanying consolidated and combined statement of cash flows and any realized gains or losses from such sales are included in realized gain (loss) on digital assets in the consolidated and combined statement of operations. We account for our gains or losses in accordance with the first-in, first-out method of accounting.

Property and equipment, net

Property and equipment, net is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Expenditures for repairs and maintenance are charged to expense in the period incurred. Gains and losses realized on the disposal or retirement of property and equipment are recognized as other income or expense in the accompanying consolidated and combined statement of operations.

Impairment of long-lived assets

Management reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the period from April 1, 2020 (inception) to December 31, 2020, no impairment of long-lived assets was recognized.

Leases

We account for our leases in accordance with ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated and combined balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term.

In calculating the right of use asset and lease liability, we elect to combine lease and non-lease components as permitted under ASC 842. We exclude short-term leases having initial terms of 12 months or less, without a purchase option, as an accounting policy election.

Revenue recognition

Our sole revenue source is bitcoin rewards (less transaction fees) from the bitcoin network. The bitcoin network is completely decentralized. Miners validate transactions, converting electricity into computational power (or “hash rate”) which is then applied to complex mathematical problems in order to “solve” the transaction and validate it to the bitcoin network. The “reward” (or revenue) generated from processing these transactions is newly minted bitcoin. This bitcoin can then be converted to U.S. dollars via over-the-counter exchanges, private sales, or regulated U.S. exchanges.

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1:    Identify the contract with the customer

Step 2:    Identify the performance obligations in the contract

Step 3:    Determine the transaction price

Step 4:    Allocate the transaction price to the performance obligations in the contract

Step 5:    Recognize revenue when a company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets the definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract). If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•        Variable consideration;

•        Constraining estimates of variable consideration;

•        The existence of a significant financing component in the contract;

•        Noncash consideration; and

•        Consideration payable to a customer.

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

We have entered into digital asset mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and our enforceable right to compensation only begins when we provide computing power to the mining pool operator. In exchange for providing computing power, we are entitled to a fractional share of the fixed digital asset award the mining pool operator receives, less digital asset transaction fees to the mining pool operator ($0 mining pool fees incurred for the period from April 1, 2020 (inception) to December 31, 2020, which are recorded as a reduction of revenue), for successfully adding a block to the blockchain. Our fractional share is based on the proportion of computing power we contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of our ordinary activities. The provision of providing such computing power is the only performance obligation in our contracts with mining pool operators. The transaction consideration we receive, if any, is noncash consideration, which we measure at fair value on the date received, which is not materially different than the fair value at contract inception or the time we have earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and we receive confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital asset award received is determined using the quoted price of the related digital asset at the time of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting frameworks for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted, we may be required to change its policies, which could have an effect on our consolidated and combined financial position and results from operations.

Income taxes

We account for income taxes under the asset and liability method in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC 740, Income Taxes, also clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

Our policy is to recognize both interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2020, there were no interest or penalties associated with unrecognized tax benefits.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision-making group is composed of the chief executive officer. We currently operate in one segment surrounding our digital asset mining operation.

Non-controlling interests

As of September 30, 2021, we are the sole managing member of Rhodium Holdings and we hold greater than 51% of the voting interests in Rhodium Holdings. As a result, we consolidate the financial results of Rhodium Holdings, and report a non-controlling interest representing the Rhodium Units of Rhodium Holdings held by the existing equity owners in our historical financial statements. Changes in our ownership interest in Rhodium Holdings while we retain our controlling interest in Rhodium Holdings will be accounted for as equity transactions. After the effectiveness of this offering and related IPO Reorganization, any subsequent future redemptions or direct exchanges of units of Rhodium Holdings by the equity owners will result in a change in ownership and reduce or increase the amount recorded as non-controlling interest.

The below table shows our ownership of units in Rhodium Holdings, representing a 37.9% economic ownership interest in Rhodium Holdings, as of September 30, 2021:

September 30, 2021
Rhodium Enterprises, Inc.:	110,593,401
Non-controlling Interests:	180,835,811
Total:	291,429,212

Concentrations

Electric costs from one supplier of the Company represent 69% of our consolidated cost of revenue for the nine months ended September 30, 2021. Electric costs from one supplier of the Company represent 100% of our consolidated cost of revenue for the period from April 1, 2020 (inception) to September 30, 2020.

Revenue from two customers represent 100% of our consolidated revenue for the nine months ended September 30, 2021. Revenue from from one customer represent 100% of our consolidated revenue for the period from April 1, 2020 (inception) to September 30, 2020.

Recently Issued and Adopted Accounting Pronouncements

We continually assess any new accounting pronouncements to determine their applicability to us. When it is determined that a new accounting pronouncement affects our financial reporting, we undertake a study to determine the consequences of the change to its consolidated and combined financial statements and assures that there are proper controls in place to ascertain our consolidated and combined financial statements properly reflect the change. During the nine months ended September 30, 2021, we did not adopt any new accounting pronouncements that had a material effect on our consolidated and combined financial statements.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of SOX, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules with respect to Section 302 of SOX, which will require certifications in our quarterly and annual reports and provision of an annual management report on the effectiveness of our internal control over financial reporting.

We will not be required to have our independent registered accounting firm make its first assessment of our internal control over financial reporting under Section 404 until our first annual report after we cease being an “emerging growth company.”

Quantitative and Qualitative Disclosure about Market Risk

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risk. The term “market risk” refers to the risk of loss arising from adverse changes in cryptocurrency prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage ongoing market risk exposures. All of our market risk-sensitive instruments were entered into for hedging purposes, rather than for speculative trading.

Off-Balance Sheet Arrangements

We do not engage in off-balance sheet financing arrangements that have, or are reasonable likely to have, a current or future effect on our financial condition, changes in financial condition, total revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Through September 30, 2020, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Market Value of Bitcoin and other Cryptocurrency Risk

Substantially all of our current business is focused on mining bitcoin. Our revenue is primarily comprised of the value of bitcoin rewards and transaction fees we earn by mining the bitcoin blockchain, and, as of September 30, 2021, 3.8% of our total assets were represented by our holdings of bitcoin. During the nine months ended September 30, 2021, the market price of bitcoin fluctuated between $29,400 and $63,500. As such, our operating results and financial condition are substantially affected by fluctuations and long-term trends in the market price of bitcoin. These fluctuations could lead to material adverse changes in the market for bitcoin, which could in turn result in substantial damage to or even the failure of our business.

A 10% increase or decrease in the market price of bitcoin over the period from January 1, 2021 to September 30, 2021 would have increased or decreased our revenue by 10% for the period.

Cost of Power Risk

Mining bitcoin is a highly power-intensive process, with electrical power required both to operate the miners and to dissipate the significant amount of heat generated by their operations. In the period ended December 31, 2020 and the nine months ended September 30, 2021, the cost of power represented 10.3% and 7.9% of our total costs, respectively, and 12.1% and 5.6% of our cryptocurrency mining revenue, respectively. A 10% increase or decrease in the cost of power over the period from January 1, 2021 to September 30, 2021 would have increased or decreased our net income by 0.9% for the period.

BUSINESS

Overview

We are an industrial-scale digital asset technology company utilizing our proprietary technologies to mine bitcoin. Our strategy is to create innovative technologies to be the most sustainable and cost-efficient producer of bitcoin in the industry. We believe we can achieve this through our fully integrated infrastructure platform, access to low-cost power and directly owning and operating a majority of the components of our own customized mining sites. Our fully integrated infrastructure platform includes our flagship liquid-cooling system, efficiency optimization software and end-to-end management software. Our uniquely designed infrastructure affords us the ability to maintain low operating costs and manage energy consumption, which provides significant advantages in driving profitability across a variety of bitcoin market conditions.

We strive to continuously develop and implement technological improvement into the bitcoin mining process. The cornerstone of our infrastructure platform is our proprietary liquid-cooling technology. Our founders spent the previous four years developing, testing and collecting field operational data to optimize the application of our liquid-cooling technology to mining bitcoin. We believe we will be one of the largest liquid-cooled bitcoin mining sites in the world, with 100 MW of liquid-cooled miners scheduled to be online by December 2021.

We believe we have a competitive advantage through our design, build, operations and maintenance of industrial scale liquid-cooled bitcoin mining infrastructure. Our liquid-cooling technology has many advantages over traditional air-cooled systems. Our technology allows us to submerge our bitcoin miners in cooling fluid, allowing us to optimize the hash rate, or processing power, of our miners relative to air-cooled systems, which allows us to predictably and consistently mine more bitcoin with fewer miners. Our liquid-cooling technology protects our equipment from high temperatures, humidity, dust and vibration, all of which can lead to equipment damage and failure. We believe that our liquid-cooling technology extends the mechanical useful life of our miners by 30% to 50% relative to manufacturer specifications based on internal testing.

Additionally, we have developed and maintained proprietary software to optimize performance of our miners and infrastructure in real-time and provide critical security controls to our mining operations. We believe our software provides the proper control and flexibility to optimize the performance of our people, processes and technology. Specifically, our software allows us to make quicker, and data-informed, decisions, securely and rapidly put miners online and more effectively manage temperature and energy.

Our infrastructure platform provides an integrated, connected system for bitcoin mining operations. As of September 30, 2021, we owned and operated an infrastructure platform supported by approximately 80 MW of power capacity with the capability to power more than 22,600 miners at our initial Texas site, with a total combined hash rate capacity of approximately 1.8 EH/s. Based on our expected delivery of miners as of September 30, 2021, we expect to bring an additional 45 MW of power online at our initial Texas site by the end of 2021, which will increase our total hash rate capacity to approximately 2.7 EH/s. We have procured low-cost power for our sites through long-term, fixed-cost energy contracts for an aggregate of 310 MW, with an additional 40 MW under a letter of intent. Additionally, we have entered into colocation agreements with our power provider at our initial Texas site whereby we agree to pay them a percentage of after-tax cash profit, which we refer to as “Colocation Payments.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Business Model — Payments to Our Electricity Providers — Our Initial Texas Site.” On August 31, 2021, we entered into a lease agreement and an energy supply agreement for our second Texas site where we expect to develop 225 MW of additional capacity. Under these agreements, we have agreed to pay a percentage of profits to our electricity provider in addition to the fixed costs. See “Prospectus Summary — Recent Developments — Lease and Electricity Supply Agreement at Second Texas Site” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Business Model — Payments to Our Electricity Providers — Our Second Texas Site” for more information. We expect to have our first miners online at our second Texas site in April 2022 and for such site to be completed by the end of 2022. We have already secured approximately 225 MW of miners at our second Texas site that are scheduled for delivery beginning in April 2022. Our second Texas site will utilize our infrastructure platform, including our proprietary liquid-cooling systems. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Business Model — Payments to Our Electricity Providers — Our Second Texas Site.”

Our infrastructure platform allows us to mine bitcoin at a significantly lower cost compared to the industry average. For the period from January 1, 2021 to September 30, 2021, our average electricity cost to produce one bitcoin was approximately $2,507.

We are strategically locating our sites in Texas due to its independent power market and abundance of low-cost renewable energy resources. We believe our liquid-cooling technology provides us better access to Texas’s low-cost renewable energy because it allows us to operate more efficiently in the warmer region of the state, where significant renewable energy resources are located. Curtailment of power generation from renewable energy sources may occur in order to balance energy supply and demand or due to transmission constraints, which may limit the benefit of low-cost renewable energy. Our mining operations provide a consistent and flexible demand for such power. Additionally, through our contractual relationship with our power suppliers, during periods of high energy prices and demand volatility, we have the ability to curtail and adjust the power demand of our sites, creating flexibility in our revenue sources and providing grid stability for the region.

We generate substantially all of our revenue from bitcoin mining. As we produce bitcoin through our mining operations, we will from time to time exchange our bitcoin for fiat currency to fund our operations on an as-needed basis, based on a variety of market and operational conditions. We intend to hold enough fiat currency or hedge enough of our bitcoin exposure to cover our projected near-term fiat currency needs, including liabilities and anticipated expenses and capital expenditures over the course of six to 18 months. In identifying our fiat currency needs, we assess market conditions and review our financial forecast on a daily basis. We safeguard and keep private our digital assets by utilizing offline storage solutions, which require multi-factor authentication and third-party custody solutions. While we are confident in the security of our digital assets, we continue to evaluate additional protective measures.

We generated revenue, net income and Adjusted EBITDA of $82.1 million, $49.4 million and $67.6 million, respectively, during the nine months ended September 30, 2021. We generated revenue, net loss and Adjusted EBITDA of $5.15 million, $0.5 million and $2.4 million, respectively, in 2020. Adjusted EBITDA is a financial measure not presented in accordance with GAAP. For a definition of Adjusted EBITDA, an explanation of our management’s use of this measure and a reconciliation of Adjusted EBITDA to net income (loss), see “Prospectus Summary — Summary Financial Statements — Non-GAAP Financial Metrics.”

Our Competitive Strengths

We believe the following attributes and capabilities provide us with competitive advantages that distinguish us from our peers:

•        One of the most efficient, lowest cost bitcoin mining companies in the industry.    We believe that we are one of the most efficient and low-cost large-scale bitcoin mining companies, achieved by leveraging our proprietary technology to operate our miners at the highest efficiency and utilizing low-cost power. We believe that our power arrangements combined with our liquid cooling technology and proprietary software, allows us to mine more bitcoin using fewer miners and causing less damage to those miners. Further, our technology enables our miners to operate with little to no down time, which reduces needed maintenance and replacement of our miners, further driving down costs. We have long-term, low-cost contracts in place for our electricity needs, resulting in an average electricity cost per bitcoin between January 1, 2021 and September 30, 2021 of approximately $2,507. The cost of power used by us in connection with our operations was under 2.0 cents kWh for the nine months ended September 30, 2021.

•        Wholly owned and integrated technology and infrastructure platform.    We have customized the design of our mining sites and developed our own cooling-technology infrastructure to optimize our mining operations. Our investment in our sites provides a significant long-term benefit to the efficiency of these operations. We do not license our proprietary technology or provide hosting services to third parties. We believe having control over the critical components of our mining value chain provides us long-term strategic and financial benefits, including reduced overall costs, better quality control and an improved ability to react to disruptions and market trends in an expedient manner. This strategy reinforces our belief that owning and controlling a majority of the components of our mining infrastructure and owning our software is a distinct competitive advantage that gives us the operational flexibility required to maximize our profitability and control to implement our growth initiatives.

•        Innovative technology company with proprietary liquid-cooling systems and software.    We design and develop state-of-the-art technology specifically for our miners and infrastructure, including our proprietary large-scale, liquid-cooling systems and optimization software. We believe our liquid-cooling technology increases the efficiency of our mining equipment, allowing us to produce more bitcoin per unit of power consumed per miner and prolongs the useful life of our equipment. Our proprietary software allows us, in real time, to adjust and manage our miners and infrastructure for peak optimal performance. We believe mining efficiency will be critical to our success and our continued investment in our liquid-cooling and software technologies will provide us with a significant advantage over our competitors.

•        Strategically located mining sites with significant room for near-term growth.    As of September 30, 2021, we operated our bitcoin mining site in Texas, representing approximately 80 MW of mining capacity at our initial Texas site, which has a total capacity of 125 MW. We have begun construction at our second Texas site, which we expect to be completed by the end of 2022. We expect to have 225 MW of additional mining capacity at our second Texas site. Our strategic goals include adding 300 MW of capacity at our second Texas site by the end of 2023. We believe the increased efficiency of our liquid-cooling technology compared to air-cooled systems provides us an advantage in high-heat and high-humidity regions such as Texas that have access to an abundance of renewable power generation. Texas’s power landscape provides us access to cheap and clean renewable energy while also providing meaningful flexibility to the regional power grid.

•        Flexibility to curtail operations and release capacity during emergencies and high demand periods.    Through our contractual relationship with our power suppliers, we can curtail our operations, enabling our power suppliers to sell unused capacity back to the power market during periods of high demand and price volatility, creating a flexible demand response to the volatility of the Texas electricity market. Through this contractual relationship with our power suppliers, we can still generate revenue during such periods. For example, the North American winter storm in February 2021 resulted in widespread power outages throughout Texas. During this storm, we curtailed our operations to allow our power supplier at our initial Texas site to sell unused capacity back to the power market. We “recouped” what would have otherwise been lost revenue attributable to the curtailment, in the form of energy credits from our power supplier.

•        Access to and use of low cost power.    We are dedicated to helping support the environmentally friendly mining of bitcoin, as we firmly believe that this will be critical to the long-term adoption and success of bitcoin. Our current and planned future operations are located in Texas, which, according to the United States Energy Information Association, leads the United States in wind-powered electricity generation, producing almost 30% of the United States’ total wind generation in 2020. Texas is also recognized for its significant solar power potential, second only to California based on the cumulative amount of solar electric capacity installed through the first quarter of 2021. The significant penetration of intermittent renewable energy will often lead to its curtailment, which reduces the economic and environmental benefits of this clean energy. We can locate our sites to efficiently utilize renewable energy that would have otherwise been curtailed and also curb our operations when the electric grid needs to utilize these renewable resources due to high electricity demand. As a first step towards our goal of establishing environmentally friendly bitcoin mines, we intend to reach 100% net carbon neutrality by the end of 2022 through these efforts and the purchase of carbon offsets.

Blockchain and Cryptocurrency Mining Overview

Blockchain is the ledger technology that underlies bitcoin and other cryptocurrencies. The concept was first introduced in 2008 in the form of an anonymous whitepaper that laid out the purpose and the technology behind bitcoin. The first bitcoin was created in 2009.

A blockchain is a decentralized, distributed and encrypted digital public ledger that stores information in a secure, verifiable and permanent way. One of the advantages of blockchain over other database technologies is that it is completely decentralized, meaning that no entity or computer owns and stores the full database. Instead, the blockchain ledger is partially distributed across computers that act as nodes in a peer-to-peer network, which requires every transfer or storage of information in the public ledger to be approved by the majority of nodes in the network.

A cryptocurrency is a type of decentralized, encrypted digital asset that acts as a medium of exchange and/or store of value. Cryptocurrencies are a popular application of blockchain technology, enabling transactions on the network to be settled, confirmed and stored in a distributed public ledger through a process called mining. Cryptocurrencies are not backed by a central bank or governmental entity, have no physical form and are usually not tied to a value index. Additionally, the supply of a cryptocurrency may be fixed. Bitcoin, for example, has a maximum supply of 21 million bitcoin, which is expected to be reached in 2140 and after which no additional bitcoin will be minted. As of September 30, 2021, approximately 18.8 million bitcoin have been minted.

Cryptocurrencies have recently gained extensive mainstream attention as the cryptocurrency market value and adoption rates, both by retail and institutional investors, have experienced accelerated growth. We believe bitcoin specifically continues to gain more trust from investors and financial institutions as it demonstrates its fundamental role in the crypto economy, leading to many companies adopting bitcoin as an alternative to cash on their balance sheets. As of September 30, 2021, the overall market capitalization of bitcoin has increased by 315% since September 30, 2020, to $828 billion.

We believe blockchain and cryptocurrencies serve multiple purposes and can make a significant impact across multiple business sectors. We believe cryptocurrencies have numerous advantages over fiat currencies, although there are potential risk factors that are not present with fiat currencies. See “Risk Factors — Risks Related to Governmental Regulation and Enforcement.” Cryptocurrencies’ advantages include:

•        decentralized store of value, supply of which may not be influenced by the monetary policy of governmental authorities or financial institutions;

•        providing simplified and direct access to financial services;

•        encrypted and secure digital asset;

•        immediate settlement of transactions without relying on an intermediary financial institution; and

•        cryptocurrency can be converted to fiat currencies at prevailing market prices for the relevant cryptocurrency.

Bitcoin Mining and Mining Pools

Bitcoin mining is the process of using specialized and high-powered miners to solve advanced cryptographic math computations, verifying the authenticity of bitcoin transactions for the blockchain transaction public ledger. These solved math problems or authenticated transactions are then combined into blocks, with these blocks having specific requirements in terms of size and proof-of-work, and later published to the blockchain. A miner that verifies and solves a new block is awarded a portion of newly generated digital coins, which can then be sold on the market to generate transaction fees and profits for the mining company or retained by the miner for future use.

The bitcoin network goes through “halving events” during which the number of bitcoin that miners are awarded for processing a block are reduced by 50%. On the bitcoin network, these events occur every 210,000 blocks (roughly every four years). There have been three halving events to date on the bitcoin network. The initial award on the bitcoin network was 50 bitcoins per block. The current award is 6.25 bitcoin per block. The most recent halving event occurred on May 11, 2020 and the next halving event will likely occur in 2024. The halving mechanism results in an ever-decreasing issuance rate of bitcoin.

Due to the decreasing probability of being awarded digital coins for solving blocks, miners have recently explored methods to increase their cumulative computing power and probability of being awarded coins by pooling their processing resources into a “mining pool.” A mining pool combines miners’ computational power to solve blocks and eventually shares the awarded coins to the pool participants in an amount proportional to the amount of hashing power contributed by each participant to the overall chance of earning the reward. The mining pool operator and the pool software arranges the pool in terms of miners’ hashing capacity, work conducted and rewards earned.

Miners

Bitcoin is mined on specialized computers that utilize an algorithm to guarantee the integrity of blocks in the blockchain using a specific hash function to solve the algorithm. The hash function can be efficiently computed on a special mining device called ASIC using the SHA-256 cryptography algorithm, which is the block hashing algorithm used by the bitcoin network to hash new blocks on the blockchain. SHA stands for Secret Hash Algorithm, and it converts any input into a 32-byte output, creating output data hashes that always have 256 digits. The main suppliers of bitcoin mining rigs are Bitmain and MicroBT, each of which control a significant amount of the miner market, with other major suppliers including Ebang and Canaan.

Miners are rewarded in bitcoin and transaction fees in proportion to their processing contribution to the network. Miners are relatively energy intensive and produce a high amount of heat. To operate miners efficiently at a low cost, mining companies endeavor to procure low-cost energy sources and implement efficient cooling methods.

Network Hash Rate

Mining hardware conducts complex computations to verify transactions in the blockchain and is measured in “hash rate” or “hashes per second.” Each computation is considered a single hash and the speed at which these problems can be solved by the miners is the hash rate. The total hash rate is a measure of the computing power of the network and is a key security metric. A participant in a blockchain network’s mining function has a hash rate total of its miners seeking to mine a specific digital asset and, system-wide, there is a total hash rate of all miners seeking to mine each specific type of digital asset. A higher total hash rate for a mining participant relative to the blockchain network’s total hash rate generally results over time in a corresponding higher success rate in digital asset rewards as compared to other mining participants with relatively lower total hash rates.

Mining Difficulty

Mining difficulty refers to the level of processing power (hash rate) required for a complex cryptographic block to be solved and authenticated. Once the hash power of the network or the total hash rate is increased or decreased, mining difficulty automatically adjusts this increase or decrease to its corresponding computing requirement for verifying a block. The higher the number of miners in the network effectively results in a higher mining difficulty. As more processing power is added to the network, the difficulty increases.

The process of solving a block in the bitcoin network is tied to ten-minute increments. As miners are added or removed from the network and hash rate increases or decreases, difficulty must adjust periodically to maintain the ten-minute process. This periodic adjustment occurs every 2,016 blocks, which occurs approximately every two weeks.

Recent Events

In May 2021, China’s State Council announced a ban on crypto mining and trading activities, and banned Chinese financial institutions and payment companies from providing services related to cryptocurrency transactions. In June 2021, China started actively issuing notices and invoking measures to shut down all crypto mining projects in its provinces. In September 2021, Chinese regulators instituted a blanket ban on all crypto mining and transactions, including overseas crypto exchanges services taking place in China, effectively making all crypto-related activities illegal in China. As a result, there have been three major effects on the global industry:

1.      Chinese crypto miners accounted for over half of global bitcoin production as of June 2021. As a result of China’s ban on crypto mining, bitcoin mining operations in other locations such as Texas have seen higher coin rewards due to their proportionally increased hash rate to that of the total hash rate of the bitcoin network.

2.      China used to be the major global supplier for crypto mining equipment, but with the recent constrictions from the Chinese government, non-Chinese miner manufacturers saw an increase in demand for their products. Also, the rapid sell-off of existing mining equipment from the shutdown Chinese crypto miners have allowed non-Chinese mining companies to purchase miners at a reduced price for a short period of time.

3.      Suitable sites to locate miners are scarce, placing a premium on controlled growth by mining companies that own their own sites and facilities.

Our Technology

Liquid-Cooling Technology

We believe our liquid-cooling technology allows us to increase the number of bitcoins produced per miner, decrease our miner cost per hash rate and increase our hash rate per square foot relative to air-cooling technology. We believe that these benefits make us the lowest cost producer of bitcoin.

Miners produce a significant amount of heat when producing bitcoin, so much so, that if not cooled properly, they face significant risk of overheating and going offline. As a result, miners must be cooled and miners often run their machines on low power to preserve the machines and keep the machines producing, even if at a lower yield. Bitcoin mining requires sophisticated cooling systems and heat management. Mining sites have higher energy density and produce significantly more heat due to the computational intensity compared to traditional data centers. Traditional air-cooled mining sites are less effective at cooling bitcoin miners, especially in high-temperature or high-humidity environments. As a result, air-cooled mining sites are typically less efficient and, in our view, result in more frequent miner failures as compared to liquid-cooled mining sites.

Liquid-cooling technology, on the other hand, reduces these issues by submerging miners in a dielectric, oil-based fluid that creates an environment more conducive to efficient heat extraction and transfer. As a result, the miners not only stay cool, but also are able to exceed manufacturer specified hash rates leading to a greater production of bitcoin per miner. We believe the less harsh environment created by the dielectric fluid enables us to significantly extend the useful life of our miners, which leads to a significant reduction in the cost of miners per hash rate.

Additionally, liquid-cooling technology allows miners to be stacked more closely together in mining sites than air-cooled miners given the heat extraction and transfer efficiencies of the dielectric fluid. In turn, this leads to a significant reduction in the cost per square foot of mining infrastructure as well as the physical and environmental footprint of the mine.

Software and Data

We have specifically designed mobile and web applications to meet the demands of an industrial-scale liquid-cooled mining operation. Through a series of microsensors, machine-learning and application programming interfaces, our proprietary mining software provides real-time data that enable increased miner uptime, hash rate and scalability.

In tandem to developing our own software, we employ sensors not only telling us the temperature of each miner in real-time through visual heat maps, but we have also installed microsensors throughout our liquid-cooling plumbing system that measure flow rate, temperature and pressure. Using machine learning technology and the data points collected by these sensors, robotic process automation (RPA) triggers a tuning response to the power intake as needed to either remediate or optimize miner performance. In situations where RPA cannot address the issue, real-time alerts are sent to onsite technicians.

We designed our mining software to ensure easy onboarding and training of non-technical personnel and also upskill local talent from traditional tradecrafts. This software allows us to scale our operations faster without the hindrance of hiring only industry-specific skilled labor.

Sites and Equipment

We currently operate our bitcoin mining operations at our customized initial Texas site. As of September 30, 2021, our site contained approximately 22,600 miners with online capacity of approximately 80 MW. The first 30 MW, which powers liquid-cooled miners, came online in September 2020 and reached capacity in December 2020. An additional 25 MW, which powers air-cooled miners, came online in January 2021 and reached capacity in February 2021. In June 2021, an additional 25 MW capacity came online and reached its capacity in September 2021. We have two projects under construction with capacities of 10MW and 35 MW, respectively. These two projects began operations in September 2021, and we expect to have 100% of miners installed by December 2021.

On August 31, 2021, we entered into the Datacenter Lease with Temple Green, pursuant to which Temple Green has agreed to provide data center site hosting and power supply services to us at our second Texas site. On October 8, 2021, we entered into Amendment No. 1 to the Datacenter Lease with Temple Green in order to update the legal description of the property. Under the Datacenter Lease, Temple Green has agreed to engineer and construct our site capable of hosting up to 225 MW (including 40 MW under a nonbinding letter of intent) of server and cooling load and associated electrical infrastructure in exchange for our promise to pay a fixed monthly lease and share a percentage of each building’s yearly profits, payment for which will begin on the date our site commences operations (subject to satisfactory credit support). The initial term of the Datacenter Lease is ten years and we have the sole option to extend for up to two five-year periods. Our strategic goals include adding 300 MW of capacity at our second Texas site by the end of 2023.

The below table shows certain metrics for each of our mining sites.

Site	Capacity	Liquid Cooled	Air Cooled	Status as of September 30, 2021	Start date	Expected Full Capacity
Initial Texas Site	125 MW	100 MW	25 MW	80 of 125 MW Complete	September 2020	December 2021
Second Texas Site	225 MW(1)	225 MW(1)	—	Lease and Energy Supply Agreement Executed	September 2021	December 2022
TOTAL	350 MW(1)	325 MW(1)	25 MW			December 2022

____________

(1)      Includes 40 MW under a nonbinding letter of intent.

We are a remote-first company, meaning that for the vast majority of roles, our employees have the option to work remotely. As a result of this strategy, we do not maintain a corporate headquarters.

Our Miners

All of the miners that we currently operate were manufactured by our supplier and incorporate ASIC chips to solve complex cryptographic algorithms to support the bitcoin blockchain (in exchange for digital assets rewards. We continue to evaluate the effectiveness of the miners we purchase and frequently explore new technological developments from multiple manufacturers, globally.

As of September 30, 2021, we operated a fleet of approximately 22,600 miners, including model M30S, M31S+ and M31S miners, all of which were purchased directly from our manufacturer and deployed in our mining operations at our initial Texas site.

With the full deployment of the 125 MW capacity, we expect to have approximately 33,600 miners online by the end of 2021. Additionally, we expect to have approximately 65,200 new miners online by the end of 2022 at our second Texas site.

Key Contracts

Power Supplier Agreements

Certain of our subsidiaries have entered into Colocation Agreements. The Colocation Agreements, among other things, govern the provision of power to each project located at our initial Texas site. In addition, we agreed to pay the power supplier a percentage of profits. The percentages of profits are based on the contractual formula, which is effectively the annual after-tax cash available for distribution, adjusted for the future cash needs of the business, determined in our discretion. We estimate and accrue for such liabilities in our quarterly financial statements and include such liabilities as a separate line item in our cost of revenue. Based on our results of operations for the period from April 1, 2020 (inception) to December 31, 2020 there were no Colocation expenses to accrue for under the contractual agreements and there were no Colocation Payments made. Based on our results of operations for the nine months ended September 30, 2021, we estimated and made approximately $2.5 million of Colocation Payments.

Under the Colocation Agreements, the power supplier has agreed to provide an aggregate of up to 125 MW of power to our projects located at our initial Texas site and to perform all maintenance necessary to operate all of our miners at the site associated with such projects. In addition to paying the power supplier a portion of each project’s Implied Colocation Payments, for 100 MW we have an unconditional minimum power purchase obligation that operates as a “take-or-pay” arrangement pursuant to which we are obligated to pay a minimum power commitment of 80%, regardless if our projects actually draw power. The initial term of each of the Colocation Agreements is ten years, subject to certain termination rights of the company, and we have an option to extend the duration thereafter and hold the right to cancel after three years without consent from the power supplier. In addition to the 125 MW, we have another 30 MW of option contracts at the same terms which have not yet been exercised by us. We may or may not choose to exercise said options at a later date.

For additional information regarding the Colocation Agreements, please see Note 11 to the audited historical financial statements appearing elsewhere in this prospectus.

On August 31, 2021, we entered into the Datacenter Lease with Temple Green, pursuant to which Temple Green has agreed to provide data center site hosting and power supply services to us at our second Texas site. On October 8, 2021, we entered into Amendment No. 1 to the Datacenter Lease with Temple Green in order to update the legal description of the property. Under the Datacenter Lease, Temple Green has agreed to engineer and construct our site capable of hosting up to 225 MW (including 40 MW under a nonbinding letter of intent) of server and cooling load and associated electrical infrastructure in exchange for our promise to pay a fixed monthly lease and share a percentage of each building’s yearly profits, payment for which will begin on the date our site commences operations (subject to satisfactory credit support). The initial term of the Datacenter Lease is ten years and we have the sole option to extend for up to two five-year periods.

On August 31, 2021, we also entered into the Electricity Supply Agreement with an affiliate of NetZero to provide electricity to our second Texas site. NetZero has agreed to provide us with sufficient energy to operate our second Texas site at pre-determined maximum amounts during the term of the Datacenter Lease.

The base rent for the site for the 10-year term is $1,087 per month. Additionally, to align the economic interests of us and NetZero and encourage optimal electrical uptime, we have entered into a profit-sharing arrangement whereby we agreed to pay a percentage of profits to NetZero between 3% and 8% for the initial ten-year term. For additional information regarding these agreements, please see Note 12 to the unaudited historical financial statements appearing elsewhere in this prospectus.

Future Initiatives

As the cryptocurrency ecosystem develops and our business grows, we aim to retain certain flexibility in considering and engaging in various strategic initiatives, which we expect to be complimentary to our digital infrastructure in Texas. For example, we may consider initiatives such as expanding our operations to mining other cryptocurrencies or engaging in strategic acquisitions, investments or joint ventures. We also believe that our infrastructure platform will provide future business opportunities in the digital asset economy and blockchain technology.

Environmental Initiatives

We are dedicated to helping support the environmentally friendly mining of bitcoin, as we firmly believe that this will be critical to the long-term adoption and success of bitcoin. Our current and planned future operations are located in Texas, which, according to the United States Energy Information Association, leads the United States in wind-powered electricity generation, producing almost 30% of the United States’ total wind generation in 2020. Texas is also recognized for its significant solar power potential, second only to California based on the cumulative amount of solar electric capacity installed through the first quarter of 2021. The significant penetration of intermittent renewable energy will often lead to its curtailment, which reduces the economic and environmental benefits of this clean energy. We can locate our sites to efficiently utilize renewable energy that would have otherwise been curtailed and also curb our operations when the electric grid needs to utilize these renewable resources due to high electricity demand. As a first step towards our goal of establishing environmentally friendly bitcoin mines, we intend to reach 100% net carbon neutrality by the end of 2022 through these efforts and the purchase of carbon offsets.

Our infrastructure and liquid-cooling technology allows us to maximize the efficiency of our miners, which we believe allows us to mine more bitcoin with fewer miners. Our miners can operate more efficiently in environments with high heat and high humidity conditions common to the Texas climate, consuming less power and having a longer useful life than air-cooled miners. This technology permits us to strategically locate in an area with abundant renewable power and low power costs, both of which are key aspects of our business model and environmental initiatives.

Competition

Mining is a constantly evolving business with a wide range of competition. Broadly, we compete with other companies that focus on mining bitcoin at a large scale. We face competition based on securing low-cost, reliable and renewable power, purchasing miners and other essential technology, buying or leasing sites to host our miners and ultimately producing petahash. We also face competition in the ability to raise capital and hire qualified personnel.

Our competitors vary from solo enthusiasts to large corporations with significant scale of operations, including their own data centers. We compete with respect to hash rate, access to low-cost renewable power, operational efficiency, technological innovation and return on investment. We believe the recent increase in market prices for bitcoin and other digital assets has allowed new competition to enter the market and allowed existing competitors to access the requisite capital required to quickly scale their operations through large power contracts and additional miners. We expect this trend to continue as bitcoin and other digital assets continue to appreciate in value.

Despite this trend, we believe we have several competitive advantages that will be maintained and extended through execution of our strategy, including our proprietary liquid-cooling technology, long-term contracts for low-cost power, strong supplier relationships, near-term identifiable growth and a leading management team.

Several U.S. and international publicly traded and private companies may be considered to compete with us, including the following we have identified as our publicly-traded competitors:

•        Argo Blockchain PLC;

•        Bit Digital, Inc.;

•        Bitfarms Ltd. (formerly Blockchain Mining Ltd);

•        Cipher Mining;

•        Core Scientific;

•        Greenidge Generation Holdings Inc.;

•        Hive Blockchain Technologies Inc.;

•        Hut 8 Mining Corp.;

•        Marathon Digital Holdings, Inc.;

•        Northern Data AG;

•        Riot Blockchain Inc; and

•        Stronghold Digital Mining, Inc.

As of the date of this prospectus, information concerning the specific activities of these enterprises is not readily available as many participants in this sector do not publish information publicly or the publicly available information may be unreliable. The availability and reliability of published sources of information relating to cryptocurrency and bitcoin cannot be assured. However, we believe that through our current scaled operations and continued development of new sites, we are well positioned among these competitors.

Proof-of-stake networks also serve as competition to the bitcoin blockchain. As proof-of-stake algorithms create new blocks in a blockchain without resource intensive calculations to validate transactions, companies with significant advantages in terms of scale or low-cost power may be less competitive on a proof-of-stake network.

Seasonality

Miners are relatively energy intensive and produce a high amount of heat. Typically, machines operate more efficiently in the colder seasons when operators do not need to utilize as many cooling methods.

Intellectual Property

We have developed proprietary software for our liquid-cooling technology and mining operation and actively use specific hardware. We do not currently own any patents in connection with our existing and planned liquid-cooling technology. However, we are actively pursuing patents in this area. We do expect to rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we have developed and may further develop certain proprietary software applications for purposes of our liquid-cooling technology.

In certain cases, source code and other software assets may be subject to an open source license, as much technology development underway in this sector is open source. For these works, we intend to adhere to the terms of any license agreements that may be in place.

Human Capital Resources

As of November 15, 2021, we had 48 employees and 5 independent contractors. We are not a party to any collective bargaining agreements.

Legal Proceedings

We are party to various legal proceedings and claims in the ordinary course of our business. We believe these matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Government Regulation

Government regulation of blockchain and cryptocurrency is being actively considered by the United States federal government via a number of agencies and regulatory bodies, as well as similar entities in other countries. State government regulations also may apply to our activities and other activities in which we participate or may participate in the future. Other regulatory bodies are governmental or semi-governmental and have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business.

Businesses that are engaged in the transmission and custody of bitcoin and other cryptocurrencies, including brokers and custodians, can be subject to U.S. Treasury Department regulations as money services businesses as well as state money transmitter licensing requirements. Bitcoin and other cryptocurrencies are subject to anti-fraud regulations under federal and state commodity laws, and cryptocurrency derivative instruments are substantively regulated by the CFTC. Certain jurisdictions, including, among others, New York and a number of countries outside the United States, have developed regulatory requirements specifically for cryptocurrency and companies that transact in them.

Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to our businesses, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws, further regulation by the SEC and other agencies, which may affect our mining and other activities. For instance, various bills have also been proposed in Congress related to our business, which may be adopted and have an impact on us. For additional discussion regarding our belief about the potential risks existing and future regulation pose to our business, see the Section entitled “Risk Factors” herein.

In addition, since transactions in bitcoin provide a reasonable degree of pseudo anonymity, they are susceptible to misuse for criminal activities, such as money laundering and tax evasion. This misuse, or the perception of such misuse (even if untrue), could lead to greater regulatory oversight of bitcoin platforms, and there is the possibility that law enforcement agencies could close bitcoin platforms or other bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving bitcoin held via such platforms or infrastructure. For example, in December 2020, FinCEN, a unit of the Treasury Department focused on money laundering, proposed a new set of rules for cryptocurrency-based exchanges aimed at reducing the use of cryptocurrencies for money laundering. These proposed rules would require filing reports with FinCEN regarding cryptocurrency transactions in excess of $10,000 and also impose record-keeping requirements for cryptocurrency transactions in excess of $3,000 involving users who manage their own private keys. In January 2021, the Biden Administration issued a memorandum freezing federal rulemaking, including these proposed FinCEN rules, to provide additional time for the Biden Administration to review the rulemaking that had been proposed by the Trump Administration. As a result, it remains unclear whether these proposed rules will take effect.

ORGANIZATIONAL STRUCTURE

The diagram below depicts our simplified organizational structure immediately following this offering and the related IPO Reorganization assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

____________

(1)      Includes the Existing Holders other than Imperium.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and titles of our directors and executive officers:

Name	Age	Title
Nathan Nichols	27	Chief Executive Officer, Director
Chase Blackmon	37	Chief Operating Officer, Director Nominee
Cameron Blackmon	39	Chief Technology Officer, Director Nominee
Nicholas Cerasuolo	35	Chief Financial Officer, Director Nominee
James N. Calvin	60	Director Nominee
Nicholas M. Donofrio	76	Director Nominee
Malcolm Fairbairn	59	Director Nominee
Bart Mallon	41	Director Nominee

Nathan Nichols.    Mr. Nichols is our co-founder and has served as our Chief Executive Officer and as a member of our board of directors since our inception in 2021 and as Chief Executive Officer of Rhodium Holdings since 2020. Mr. Nichols is a co-manager of Imperium. Upon completion of this offering, Mr. Nichols will also serve as the Chairman. Prior to joining our predecessor in 2020, Mr. Nichols was the Vice President of Business Development at Immersion Systems from 2019 to 2020, where he brokered mining infrastructure deals, built meaningful relationships with the executives of hardware manufacturers, and advised private equity funds involved in bitcoin mining. In 2017, Mr. Nichols founded TaxToken, Inc., a cryptocurrency accounting and tax preparation company. Mr. Nichols operated TaxToken, Inc. until the company was acquired in 2019. Mr. Nichols currently serves on the board of directors of the Texas Blockchain Council and is the Chairman of its Mining Committee. We believe Mr. Nichols is qualified to serve on our board of directors because of the historical knowledge, deep understanding of our business, leadership, and vision that he brings to our board of directors.

Chase Blackmon.    Mr. Blackmon is our co-founder and has served as our Chief Operating Officer since our inception in 2021 and as Chief Operating Officer of Rhodium Holdings since 2020, and will serve as a member of our board of directors upon the completion of this offering. Mr. Blackmon is a co-manager of Imperium. Prior to founding our company, Mr. Blackmon founded and served as the Chief Technology Officer of Immersion Systems in 2018 with his brother, Cameron, to sell immersion cooling systems as a product to third parties. The company ceased operations in 2020. Additionally, Mr. Blackmon and his family owned and operated Blackmon Mooring and BMS CAT (“BMS”), a disaster recovery and property restoration company founded in 1948. Mr. Blackmon began working at BMS in 2009, most recently serving as Director of National Accounts from 2015 to 2019. During his time at BMS, Mr. Blackmon managed numerous large-scale projects. We believe that Mr. Blackmon’s extensive experience applying innovative technologies to the bitcoin mining industry, and managing large-scale field projects, provide him with the qualifications and skills to serve as a member of our board of directors and bring relevant strategic and operational guidance to our company.

Cameron Blackmon.    Mr. Blackmon is our co-founder and has served as our Chief Technology Officer since our inception in 2021 and as Chief Technology Officer of Rhodium Holdings since 2020, and will serve as a member of our board of directors upon the completion of this offering. Mr. Blackmon is a co-manager of Imperium. Prior to founding our company, Mr. Blackmon founded and served as the Chief Executive Officer of Immersion Systems in 2018 with his brother, Chase, to sell immersion cooling systems as a product to third parties. The company ceased operations in 2020. Prior to his involvement in bitcoin mining, Mr. Blackmon and his family owned and operated BMS, a disaster recovery and property restoration company founded in 1948. Mr. Blackmon began working at BMS in 2005, most recently serving as Corporate Director from 2008 to 2019. We believe that Mr. Blackmon’s background in construction and project management, as well as a specialized knowledge of large-scale field operations, and his experience with mining cryptocurrency, provide him with the qualifications and skills to serve as a member of our board of directors and bring relevant strategic and operational guidance to our company.

Nicholas Cerasuolo.    Mr. Cerasuolo is our co-founder and has served as our Chief Financial Officer since our inception in 2021 and as Chief Financial Officer of Rhodium Holdings since 2020, and will serve as a member of our board of directors upon the completion of this offering. Mr. Cerasuolo is a co-manager of Imperium. Mr. Cerasuolo has operated Blockchain Tax Partners (“BTP”), a full-service cross-border tax strategy firm specializing in cryptocurrency transactions since 2019. In 2020, Mr. Cerasuolo co-founded Blackvault Institutional LLC (“Blackvault”), a hedge fund specializing in cryptocurrency investments. Following the consummation of this offering, Mr. Cerasuolo will not devote significant time to BTP or Blackvault. Prior to his time at BTP and Blackvault, Mr. Cerasuolo spent over 11 years in public accounting at Deloitte Tax LLP and Pricewaterhouse Coopers LLP. Mr. Cerasuolo specializes in cross-border investment strategies, with deep expertise in financial technology (“fintech”), cryptocurrency, and blockchain. Mr. Cerasuolo has significant operational experience with regards to legal entity structuring and architecting structured financial products for investors. Mr. Cerasuolo has advised on over 200 venture capital/private equity transactions ranging from $5 million to $7 billion throughout his career. Additionally, Mr. Cerasuolo has advised on hundreds of fintech transactions across a client portfolio of more than 100 operating companies and/or funds. Mr. Cerasuolo is a Certified Public Accountant. We believe that Mr. Cerasuolo’s extensive experience in the fintech industry, his knowledge of the cryptocurrency industry, and his deep understanding of our business and operations provide him with the qualifications and skills to serve as a member of our board of directors.

James N. Calvin.    Mr. Calvin will serve as a member of our board of directors upon the completion of this offering. Mr. Calvin retired in 2020 as a Partner at Deloitte Tax LLP after 25 years of leading practices in Boston, New York, Singapore and Hong Kong. Mr. Calvin served a wide range of engagements, including many of Deloitte’s most strategic bitcoin and cryptocurrency clients. He is a CPA with extensive tax and accounting knowledge. Mr. Calvin is a graduate of the Rochester Institute of Technology (B.S.), and Bentley University (M.S.) and was the recipient of Bloomberg’s Federal Tax Contributor of the Year award for his analysis of the tax and accounting treatment of bitcoin chain-splits in 2017. He is also a member of the AICPA’s Virtual Currency Task Force. We believe Mr. Calvin is qualified to serve on our board of directors because of his extensive tax and accounting knowledge and the global experience he brings to our board of directors.

Nicholas M. Donofrio.    Mr. Donofrio will serve as a member of our board of directors upon the completion of this offering. Mr. Donofrio has over 200 years of accumulated board experience for various private and public entities including Aptiv PLC (NYSE: APTV) from 2009 to present, Advanced Micro Devices, Inc. (Nasdaq: AMD) from 2009 to 2018 and Bank of New York Mellon Corporation (NYSE: BK) from 1999 to 2017. Mr. Donofrio retired as Executive Vice President, Innovation & Technology at IBM (NYSE: IBM) in 2008 after serving in various technical and business roles for 44 years. At IBM, he developed specific technical skills on information technology matters including cyber security, simulation and AI. Mr. Donofrio has been inducted into the Aptiv Innovation Hall of Fame, has been named a Presidential Fellow of the Tandon Engineering School at New York University, and selected as a Distinguished Honoree of the Peace Tech Lab in Washington, D.C. Mr. Donofrio earned a bachelor of science degree from Rensselaer Polytechnic Institute and holds a master’s degree from Syracuse University. We believe that Mr. Donofrio’s 40 years of information technology experience and his significant experience serving on public and private boards make him qualified to serve on our board of directors.

Malcolm Fairbairn.    Mr. Fairbairn will serve as a member of our board of directors upon the completion of this offering. Mr. Fairbairn is the founder of Ascend Capital, a multi-billion dollar long/short equity fund for which he served as Chief Executive Officer and Chief Investment Officer from January 1999 to December 2018. Prior to founding Ascend Capital, he was a Managing Director of Citadel Investment Group and portfolio manager for Strome Susskind LLC. Mr. Fairbairn has also served as a director of TFF Pharmaceuticals, Inc. (Nasdaq: TFFP) since 2020. Mr. Fairbairn holds an MBA from Harvard Business School and an MS and BS in Chemical Engineering from the Massachusetts Institute of Technology. We believe that Mr. Fairbairn’s significant experience in finance and investing experience, in addition to significant leadership and strategic planning skills, qualifies him to serve on our board of directors.

Bart Mallon.    Mr. Mallon will serve as a member of our board of directors upon the completion of this offering. Mr. Mallon is a co-managing partner and co-founder of Cole-Frieman & Mallon LLP, a boutique law firm focused on the investment management industry. His law practice centers around forming domestic and offshore hedge funds, private equity funds, and other types of pooled investment vehicles. Mr. Mallon also provides advice on management company operational issues, separately managed account structures, and registration/compliance matters. He has held a number of exam licenses including the Series 3, 7, 24, 34, 63 and 65 licenses. He also created and runs the Hedge Fund Law Blog, an industry resource for both traditional and digital asset focused investment managers. Mr. Mallon is a graduate of University of Washington (B.A.) and Emory University School of Law (J.D.). We believe Mr. Mallon’s extensive experience in investment management and strong knowledge of compliance and regulatory matters makes him qualified to serve as a member of our board of directors.

Board of Directors

Upon the closing of this offering, it is anticipated that we will have eight directors.

Our board of directors has determined that Messrs. Calvin, Donofrio, Fairbairn and Mallon are independent under Nasdaq listing standards.

In connection with this offering, we will enter into a stockholders’ agreement with Imperium, which will provide Imperium with the right to designate a majority of the nominees to our board of directors so long as it and its affiliates collectively beneficially own more than 50% of the outstanding shares of our common stock. Under the stockholders’ agreement, Imperium will also have the right to designate a certain number of nominees to our board of directors depending on its ownership until it and its affiliates no longer collectively beneficially own more than 5% of the outstanding shares of our common stock.

In evaluating director candidate’s qualifications, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance our ability to manage and direct our affairs and business, including the ability of our board’s committees. Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

Status as a Controlled Company

Because Imperium will own a majority of the voting power of our outstanding common stock following the completion of this offering, we expect to be a “controlled company” under Nasdaq corporate governance standards, which is defined as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. A controlled company need not comply with the applicable corporate governance rules that its board of directors have a majority of independent directors and independent compensation and nominating and governance committees. Notwithstanding our status as a controlled company, we will remain subject to the applicable corporate governance standard that requires us to have an audit committee composed entirely of independent directors. As a result, our audit committee must have at least one independent director by the date our Class A common stock is listed on Nasdaq at least two independent directors within 90 days of the listing date and at least three independent directors within one year of the listing date.

While these exemptions will apply to us as long as we remain a controlled company, our board of directors will nonetheless have a compensation committee and nominating and corporate governance committee comprised of independent directors within the meaning of the Nasdaq listing standards currently in effect.

Committees of the Board of Directors

Upon the conclusion of this offering, we intend to have an audit committee, compensation committee and nominating and corporate governance committee of our board of directors, and may have such other committees as the board of directors shall determine from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

The rules of the SEC and listing standards of Nasdaq require that the audit committee be comprised of at least three directors who meet the independence and experience standards established by Nasdaq and the Exchange Act, subject to the phase in exceptions. We intend to have a fully independent audit committee as of the completion of this offering. Following completion of this offering, our audit committee will consist of Messrs. Calvin, Donofrio and Mallon, with Mr. Calvin serving as the chair of the audit committee. Each member of the audit committee is independent under the rules of the SEC and financially literate, and our board of directors has determined that Mr. Calvin qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to them, their performance and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. The audit committee will also review and approve or disapprove of related party transactions. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards, including SOX.

Compensation Committee

Because we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards, we will not be required to have a compensation committee. However, we intend to establish a compensation committee prior to the completion of this offering. Our compensation committee will consist of Messrs. Fairbairn and Mallon, with Mr. Mallon serving as the chair of the compensation committee. Our board of directors has determined that all members of the compensation committee are independent under the current listing standards of Nasdaq and are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act.

The compensation committee will review and approve, or recommend that our board of directors approve, the compensation of our chief executive officer, review and recommend to our board of directors the compensation of our non-employee directors, review and approve, or recommend that our board of directors approve, the terms of compensatory arrangements with our executive officers, administer our incentive compensation and benefit plans, select and retain independent compensation consultants and assess whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. We expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC, the PCAOB and applicable Nasdaq standards.

Nominating and Corporate Governance Committee

Because we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards, we will not be required to have a nominating and corporate governance committee. However, we intend to establish a nominating and corporate governance committee prior to the completion of this offering. Our nominating and corporate governance committee will consist of Messrs. Donofrio and Mallon, with Mr. Donofrio serving as the chair of the nominating and corporate governance committee. Our board of directors has determined that all members of the nominating and corporate governance committee are independent under the current listing standards of Nasdaq.

The nominating and corporate governance committee will identify, evaluate and recommend qualified nominees to serve on our board of directors, consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees, and oversee our internal corporate governance processes maintain a management succession plan and oversee an annual evaluation of the board of directors’ performance. We expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable Nasdaq standards.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of another public company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of another public company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Leadership Structure of the Board

Nathan Nichols, our CEO, will serve as Chairman of our board of directors. Our board of directors has concluded that our current leadership structure is appropriate at this time. Our board of directors will periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, that will comply with applicable U.S. federal securities laws and the corporate governance rules of Nasdaq. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of Nasdaq.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer and our next two other most highly compensated officers at the end of the last completed fiscal year. Because our four executive officers each received the same compensation during the 2020 fiscal year, we have included information for all of our four executive officers for purposes of the disclosure herein. Accordingly, our “Named Executive Officers” are:

Name	Principal Position
Nathan Nichols	Chief Executive Officer
Nicholas Cerasuolo(1)	Chief Financial Officer
Chase Blackmon	Chief Operating Officer
Cameron Blackmon	Chief Technology Officer

____________

(1)      Mr. Cerasuolo is engaged by us as a consultant through A60 ES LLC (“A60 ES”), an entity wholly-owned by Mr. Cerasuolo.

2020 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)(1)	Total ($)(1)
Nathan Nichols	2020	66,666.64	66,666.64
Chief Executive Officer
Nicholas Cerasuolo(2)	2020	66,666.64	66,666.64
Chief Financial Officer
Chase Blackmon	2020	66,666.64	66,666.64
Chief Operating Officer
Cameron Blackmon	2020	66,666.64	66,666.64
Chief Technology Officer

____________

(1)      The amounts reported reflect the base salary earned for the services to us from September 1, 2020 through December 31, 2020. The annual base salary for each of the Named Executive Officers was set at $200,000 for the years ended 2020 and 2021.

(2)      Because he is engaged by us as a consultant, Mr. Cerasuolo’s fees are paid directly to his wholly owned entity, A60 ES.

During 2020, our Named Executive Officers did not receive any compensation other than the annual base salary of $66,666.64 in connection with their employment with or service to us.

Omnibus Incentive Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our Board will adopt, and our stockholders will approve, the Omnibus Incentive Plan, for our employees, consultants and directors as well as employees and consultants of our affiliates (collectively, “Eligible Individuals”) prior to the completion of this offering. Our Named Executive Officers will be eligible to participate in the Omnibus Incentive Plan, which we expect will become effective upon the Board’s approval, subject to the approval by our stockholders. We anticipate that the Omnibus Incentive Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, performance awards, dividends and dividend equivalents, other stock-based awards, cash awards, Rhodium Technologies LLC awards and substitute awards intended to align the interests of our service providers, including our Named Executive Officers, with those of our stockholders. The following description of the Omnibus Incentive Plan is based on the form we anticipate will be adopted, but since the

Omnibus Incentive Plan has not yet been adopted, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the final Omnibus Incentive Plan once adopted, a copy of which in substantially final form will be filed as an exhibit to the registration statement of which this prospectus is a part.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the Omnibus Incentive Plan, a number of shares of Class A common stock, plus such number of Rhodium Units as may be subject to Rhodium Holdings awards (collectively, “Shares”), equal to             % of the number shares of Class A common stock outstanding at the closing of this offering (on a fully diluted basis and after giving effect to the IPO Reorganization) will initially be reserved for issuance pursuant to awards under the Omnibus Incentive Plan. The total number of Shares reserved for issuance under the Omnibus Incentive Plan will be increased on January 1 of each of the first             calendar years during the term of the Omnibus Incentive Plan, by the lesser of (i) a number of shares of Class A common stock equal to              % of the total number of shares of Class A common stock and Class B common stock outstanding on each December 31 immediately prior to the date of increase or (ii) such number of shares of Class A common stock determined by the Board. No more than the total number of Shares reserved for issuance under the Omnibus Incentive Plan may be issued pursuant to incentive stock options (“ISOs”). Shares subject to an award that are (A) tendered in payment of a stock option, (B) delivered or withheld to satisfy any tax withholding obligation, (C) covered by a stock-settled stock appreciation right or other awards that were not issued upon the settlement of the award, or (D) subject to an award that expires or is canceled, forfeited, or terminated without issuance of the full number of Shares to which the award related will again be made available for issuance or delivery under the Omnibus Incentive Plan.

In connection with this offering, our Board has approved a form of equity grant letter (the “IPO Grant Letter”), which provides for a grant of restricted stock units in the Company to certain employees and service providers of the Company and its subsidiaries (collectively, the “IPO Grants”). Such IPO Grants will be granted upon the filing of the registration statement on Form S-8 registering the Shares available for issuance or delivery under the Omnibus Incentive Plan. If granted, the IPO Grants will vest 25% on November 1, 2022 and in equal quarterly installments thereafter over three years, subject to the grantee’s continued employment by or service with Rhodium Shared Services LLC through the applicable vesting date.

Plan Administration

The Omnibus Incentive Plan will be administered by a committee of the Board duly authorized by the Board to administer the plan (the “Committee”), or if there is no such committee, the Board (as applicable, the “Administrator”). The Administrator has broad discretion to administer the Omnibus Incentive Plan, including the authority to determine the Eligible Individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Administrator may also accelerate the vesting or lapse of restrictions of any award and take all other actions as it deems advisable for the administration of the Omnibus Incentive Plan.

Eligibility

All current and prospective Eligible Individuals will be eligible to receive awards under the Omnibus Incentive Plan.

Non-Employee Director Compensation Limits

Under the Omnibus Incentive Plan, in a single calendar year, a non-employee director may not be granted awards for such individual’s service on the Board that, taken together with any cash fees, have a value in excess of $            . Additional awards may be granted for any calendar year in which a non-employee director first becomes a director, serves on a special committee of the Board, or serves as lead director or non-executive chair of the Board.

Types of Awards

Stock Options.    We may grant stock options to Eligible Individuals, except that ISOs may only be granted to persons who are our employees or employees of one of our subsidiaries or parent, in accordance with Section 422 of the Internal Revenue Code of 1986, as amended. The exercise price of a stock option generally cannot be less than

100% of the fair market value of a share of Class A common stock on the date on which the stock option is granted and the stock option must not be exercisable for longer than 10 years following the date of grant. In the case of an ISO granted to an individual who owns at least 10% of the total combined voting power of all classes of our stock or stock of our subsidiaries or parent, the exercise price of the option must be at least 110% of the fair market value of a share of Class A common stock on the date of grant, and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Rights.    A stock appreciation right is the right to receive an amount equal to the excess of the fair market value of one share of Class A common stock on the date of exercise over the exercise price of the stock appreciation right. The exercise price of a stock appreciation right generally cannot be less than 100% of the fair market value of a share of Class A common stock on the date on which the stock appreciation right is granted. The term of a stock appreciation right may not exceed 10 years. The Administrator will have the discretion to determine other terms and conditions of a stock appreciation right award.

Restricted Stock.    A restricted stock award is a grant of Shares subject to the restrictions on transferability and risk of forfeiture imposed by the Administrator. The purchase price of restricted stock will be fixed by the Administrator and may be zero to the extent permitted by applicable law, and, to the extent not so permitted, such purchase price may not be less than par value. Unless otherwise determined by the Administrator and specified in the applicable award agreement, the holder of a restricted stock award will have rights as a stockholder, including the right to receive dividends, to vote the Shares subject to the restricted stock award or, subject to and conditioned upon the full vesting of the Shares subject to the restricted stock award, to tender such Shares. The Administrator will specify on what terms and conditions the participant will be entitled to dividends payable on the restricted stock award.

Restricted Stock Units.    A restricted stock unit (“RSU”) is a right to receive a Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of the date of settlement. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Administrator. Dividend equivalents entitle a participant to receive the equivalent value, in cash or Shares, of dividends paid on Shares. Dividend equivalents may be granted in connection with an RSU if the Administrator so provides.

Performance Awards.    A performance award is an award contingent upon achieving certain performance goals during the performance period as determined by the Administrator.

Other Stock-Based Awards.    Other stock-based awards are awards payable in, valued in whole or in part by reference to, or otherwise based on or related to Shares (“Other Stock-Based Awards”).

Cash Awards.    Cash awards may be granted subject to the satisfaction of vesting conditions or may be awarded purely as a bonus and not subject to restrictions or conditions.

Rhodium Technologies LLC Awards.    A Rhodium Technologies LLC award is an award valued in whole or in part by reference to, or otherwise calculated by reference to or based on, Rhodium Technologies LLC units, subject to terms and conditions determined by the Administrator (a “Rhodium Technologies LLC Award”). Rhodium Technologies LLC Awards may be granted as awards that are intended to be treated as “profits interests” for U.S. federal income tax purposes.

Substitute Awards.    In connection with an entity’s merger or consolidation with us or our acquisition of an entity’s property or stock, the Administrator may grant awards in substitution for any award granted before such merger or consolidation by such entity or its affiliate.

Certain Transactions

If any change is made to our capitalization, such as a share split or share combination that results in an increase or decrease in the number of outstanding Shares, exchange of shares, merger or otherwise, appropriate adjustments will be made by the Administrator in the Shares subject to an award under the Omnibus Incentive Plan. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as providing for the assumption, substitution or cash-out of awards, terminating awards after providing for a period of exercise and accelerating the vesting or lapse of restrictions of awards.

Clawback

All awards granted under the Omnibus Incentive Plan will be subject to any clawback policy, including any clawback policy adopted to comply with applicable law as set forth in such clawback policy or the award agreement.

Termination or Amendment

The Board or the Committee may amend, suspend or terminate the Omnibus Incentive Plan or amend the terms of any award granted thereunder, to the extent that such amendment, suspension or termination does not impair the rights of the participant with respect to an award without the participant’s consent. However, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law. The Administrator may not reduce the exercise price of any stock option or stock appreciation right or take any other action that would be considered a “repricing” of a stock option or stock appreciation right under the applicable exchange listing standards without stockholder approval. The Omnibus Incentive Plan will remain in effect for a period of 10 years (unless earlier terminated by the Board or the Committee).

Future Compensation Arrangements

Following the completion of this offering, we anticipate that our Compensation Committee will evaluate and establish the compensation arrangements with our management team, including each of our Named Executive Officers, based on a market analysis of compensation arrangements for executive officers at our peer companies. Prior to the completion of this offering, each of our Named Executive Officers will enter into agreements with us that contain certain restrictive covenants, including confidentiality, non-solicitation, non-competition and non-disparagement covenants.

Director Compensation

We did not pay any compensation to the members of the Board for their service on the Board in 2020. We intend to implement a non-employee director compensation program (the “Director Compensation Program”) in connection with this offering. Pursuant to the Director Compensation Program, each non-employee director will be paid an initial annual cash retainer of $75,000 for service on the Board, and additional compensation for participation in a committee as set forth below. The annual cash retainers will be paid quarterly in arrears and pro-rated for any partial quarters of service. Committee chair retainers and committee member retainers will be paid in vested stock, issued quarterly in arrears and pro-rated for any partial quarters of service. Each incumbent non-employee director continuing to serve on the Board on the date of our annual meeting of stockholders after the completion of this offering will be granted an award of RSUs covering a number of shares of our Class A common stock valued at $200,000, based on our then-current per share fair market value. This annual award will vest in full upon the one-year anniversary of the date of grant, subject to the director’s continued service.

Component	Amount
Board Cash Retainer	$75,000
Committee Chair Retainer	Audit: $25,000 Compensation: $15,000 Nominating & Governance: $12,500
Committee Member Retainer	Audit: $10,000 Compensation: $10,000 Nominating & Governance: $7,500
Annual Equity Grant	$200,000

In connection with the adoption of the Omnibus Incentive Plan and the Director Compensation Policy, we intend to implement stock ownership guidelines, pursuant to which the members of the Board must satisfy the requirement to hold Shares in an amount equal to five times the annual board retainer within five years from their initial appointment or election to the Board. If such requirement is not satisfied within five years, our directors must retain 100% of their net Shares until they meet the requirement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our Class A common stock and Class B common stock (assuming the underwriters do not exercise their option to purchase additional common stock) that, upon the consummation of our IPO Reorganization in connection with the completion of this offering, will be owned by:

•        each person known to us to beneficially own more than 5% of any class of our outstanding common stock;

•        each of our Named Executive Officers;

•        each member of our board of directors; and

•        all of our directors and executive officers as a group.

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our Class A common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the directors or Named Executive Officers, as the case may be.

To the extent that the underwriters sell more              than shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares from us.

	Shares of Class A Common Stock Beneficially Owned		Shares of Class B Common Stock Beneficially Owned		Total Common Stock Beneficially Owned
Name of Beneficial Owner(1)	Number	Percentage	Number	Percentage	Percentage
5% Stockholders:
Imperium Investments Holdings LLC
Named Executive Officers and Directors:
Nathan Nichols
Chase Blackmon
Cameron Blackmon
Nicholas Cerasuolo
James N. Calvin
Nicholas M. Donofrio
Malcolm Fairbairn
Bart Mallon

Executive Officers and Directors as a Group (8 persons)

____________

*        Less than 1%.

(1)      Does not include an aggregate of              shares of restricted stock units (based on the midpoint of the price range set forth on the cover page of this prospectus) that our board of directors has offered to grant to our executive officers and directors in connection with the completion of this offering.

CORPORATE REORGANIZATION

We were incorporated as a Delaware corporation on April 22, 2021. On June 30, 2021, we effected a series of transactions that reorganized our organization into a dual-class equity structure, which we refer to as the Corporate Reorganization. All share numbers presented in this section are historical and do not take into effect the Reverse Stock Split (unless otherwise noted).

Immediately prior to the Corporate Reorganization, Imperium held approximately 92% of the equity interests in Rhodium Holdings. As a result of the Corporate Reorganization, all non-controlling interest unit holders of Rhodium Holdings and certain of its subsidiaries (the “Corporate Reorganization Parties”) contributed their ownership interests in Rhodium Holdings and such subsidiaries to Rhodium in exchange for an aggregate 110,593,401 shares of Class A common stock. Rhodium then transferred the ownership interests in such subsidiaries to Rhodium Holdings in exchange for Rhodium Units.

In connection with the Corporate Reorganization, (i) Imperium retained 180,835,811 Rhodium Units, or approximately 62% of the economic interests in Rhodium Holdings, (ii) Rhodium acquired 110,593,401 Rhodium Units, or approximately 38% of the economic interests in Rhodium Holdings, (iii) Rhodium became the managing member of Rhodium Holdings and became responsible for all operational, management and administrative decisions relating to Rhodium Holdings’ business and will consolidate financial results of Rhodium Holdings and its subsidiaries, (iv) Rhodium became a holding company whose only material asset consists of membership interests in Rhodium Holdings and (v) Rhodium Holdings directly or indirectly owns all of the outstanding equity interests in the subsidiaries through which we operate our assets.

In connection with this offering, Rhodium will enter into a Master Reorganization Agreement pursuant to which (i) Rhodium will effect the Reverse Stock Split, (ii) Rhodium will amend and restate its organizational documents to give the holders of shares of common stock of Rhodium one vote on all matters on which stockholders are entitled to vote generally for each share of Class A common stock and Class B common stock held of record, (iii) Rhodium will issue            shares of Class B common stock to Imperium, and (iv) Rhodium will issue            shares of Class A common stock (assuming a public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus) to the investors under the SAFE Transactions. See “Certain Relationships and Related Party Transactions — Master Reorganization Agreement.”

Our organizational structure following this offering and the related IPO Reorganization is commonly referred to as an umbrella partnership-C corporation, or “Up-C” structure. Pursuant to this structure and following this offering, we will hold a number of Rhodium Units equal to the number of shares of Class A common stock issued and outstanding and Imperium will hold a number of Rhodium Units equal to the number of shares of Class B common stock issued and outstanding. The Up-C structure was selected in order to allow Imperium the option to continue to hold its economic ownership in Rhodium Holdings in a pass-through structure for U.S. federal income tax purposes through its ownership of Rhodium Units and potentially allows Imperium and Rhodium to benefit from net cash tax savings that Rhodium might realize as more fully described in “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”

After giving effect to the offering and the related IPO Reorganization contemplated by this prospectus, Rhodium will own an approximate             % interest in Rhodium Holdings (or             % if the underwriters’ option to purchase additional shares is exercised in full), Imperium will own an approximate             % interest in Rhodium Holdings (or             % if the underwriters’ option to purchase additional shares is exercised in full), and Imperium will own              shares of Class B common stock, which will represent an approximate             % interest in the voting power of the outstanding common stock of Rhodium Enterprises, Inc. (or             % if the underwriters’ option to purchase additional shares is exercised in full). See “Security Ownership of Certain Beneficial Owners and Management” for more information.

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. Rhodium does not intend to list Class B common stock on any exchange.

Under the Rhodium LLC Agreement, Imperium, subject to certain limitations, has the right, pursuant to the Redemption Right, to cause Rhodium Holdings to acquire all or a portion of its Rhodium Units for, at Rhodium Holdings’ election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Rhodium Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an approximately equivalent amount of cash as determined pursuant to the terms of the Rhodium LLC Agreement. Alternatively, upon the exercise of the Redemption Right, Rhodium (instead of Rhodium Holdings) has the right, pursuant to the Call Right, to acquire each tendered Rhodium Unit directly from Imperium for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an approximately equivalent amount of cash as determined pursuant to the terms of the Rhodium LLC Agreement. In addition, Rhodium has the right to require (i) upon the acquisition by Rhodium of substantially all of the Rhodium Units, certain minority unitholders or (ii) upon a change of control of Rhodium, Imperium, in each case, to exercise its Redemption Right with respect to some or all of such unitholder’s Rhodium Units. In connection with any redemption of Rhodium Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions — Rhodium LLC Agreement.”

In connection with the Up-C structure, we will enter into a Tax Receivable Agreement with Imperium at the close of this offering. This agreement generally provides for the payment by Rhodium to Imperium of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Rhodium Enterprises, Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) the increase in our proportionate share of the tax basis of the assets of Rhodium Holdings resulting from the exchange of Rhodium Units, and the corresponding surrender of an equivalent number of shares of Class B common stock, by Imperium for shares of Class A common stock (or for cash pursuant to the Cash Election) pursuant to the Redemption Right, and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Rhodium Enterprises, Inc. will retain the benefit of the remaining 15% of these cash savings.

While the net cash savings are not expected to be material if Imperium exchanged all of its Rhodium Units at the time of this offering, such net cash savings and the payments arising therefrom are expected to significantly increase based on the future operations and activities of Rhodium Holdings. If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” for more information.

Estimating the amount and timing of Rhodium’s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise, and the amount and timing of such tax benefits are unknown at this time and will vary based on a number of factors, many of which are outside of our control. Assuming no material changes in the relevant tax law and a price of $            per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated lump-sum payment would be approximately $            (calculated using a discount rate equal to the one-year London Interbank Offered Rate (or an agreed successor rate, if applicable) plus 100 basis points, applied against an undiscounted liability of approximately $            ). These amounts are estimates and have been prepared for informational purposes only. The actual amount of such lump-sum payment could vary significantly based on, among other things, the operations and activities of Rhodium Holdings in the period between this offering and an early termination or a change of control event. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” and “Corporate Reorganization” for more information on our organizational structure, including the Tax Receivable Agreement.

The diagram below depicts our simplified organizational structure immediately following this offering and the related IPO Reorganization assuming that the Underwriters do not exercise their option to purchase additional shares of Class A common stock:

Simplified Ownership Structure After Giving Effect to this Offering

____________

(1)      Includes the Existing Holders other than Imperium.

Offering

Only Class A common stock will be sold to investors pursuant to this offering. Immediately following this offering and related IPO Reorganization, there will be             shares of Class A common stock issued and outstanding and              shares of Class A common stock reserved for exchanges of Rhodium Units and shares of Class B common stock pursuant to the Rhodium LLC Agreement. We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and other offering related expenses, will be approximately $              million. We intend to contribute all of the net proceeds from this offering to Rhodium Holdings in exchange for Rhodium Units. Rhodium Holdings will use such proceeds to repay the Bridge Loan, construct new sites and for general corporate purposes.

As a result of the Corporate Reorganization, the offering described above and the related IPO Reorganization (and prior to any exchanges of Rhodium Units):

•        the investors in this offering will collectively own              shares of Class A common stock (or             shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•        Imperium will hold all of our Class B common stock and a corresponding number of Rhodium Units;

•        Existing Holders other than Imperium will hold              shares of Class A common stock;

•        the investors in this offering will collectively hold             % of the voting power in us; and

•        assuming no exercise of the underwriters’ option to purchase additional shares, Imperium will hold             % of the voting power in us (or              % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Holding Company Structure

Our organizational structure following this offering and related IPO Reorganization is commonly referred to as an “Up-C” structure. This structure allows Imperium to retain its equity ownership in Rhodium Holdings, a partnership for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A common stock in us, and we are classified as a domestic corporation for U.S. federal income tax purposes. We believe that Imperium finds it advantageous to hold its equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes.

In addition, pursuant to our certificate of incorporation and the Rhodium LLC Agreement, our capital structure and the capital structure of Rhodium Holdings will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one exchange ratio between the Rhodium Units and our Class A common stock, among other things.

The Rhodium Unitholders, including us, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Rhodium Holdings and will be allocated their proportionate share of any taxable loss of Rhodium Holdings. The Rhodium LLC Agreement will provide, to the extent cash is available, for distributions pro rata to the holders of Rhodium Units if we, as the managing member of Rhodium Holdings, determine that the taxable income of Rhodium Holdings will give rise to taxable income for a unitholder. Generally, these tax distributions will be computed based on our estimate of the taxable income of Rhodium Holdings that is allocable to a Rhodium Unitholder, multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual (or, if higher, a corporation) resident in New York, New York (taking into account the character of the allocated income and the deductibility of state and local income tax for federal income tax purposes).

We may accumulate cash balances in future years resulting from distributions from Rhodium Holdings exceeding our tax liabilities and our obligations to make payments under the Tax Receivable Agreement. To the extent we do not distribute such cash balances as a dividend on our Class A common stock and instead decide to hold or recontribute such cash balances to Rhodium Holdings for use in our operations, and Imperium exchanges its Rhodium Units, along with a corresponding number of our Class B common stock for Class A common stock, Imperium could also benefit from any value attributable to any such accumulated cash balances.

We will enter into a Tax Receivable Agreement with Imperium. This agreement generally provides for the payment by Rhodium to Imperium of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Rhodium Enterprises, Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) the tax basis increases resulting from the exchange of Rhodium Units, and the corresponding surrender of an equivalent number of shares of Class B common stock, by Imperium for shares of Class A common stock (or for cash pursuant to the Cash Election) pursuant to the Redemption Right, and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Rhodium Enterprises, Inc. will retain the benefit of the remaining 15% of these cash savings. If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment. “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” contains additional information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Corporate Reorganization

In connection with our IPO Reorganization, we will engage in transactions with certain affiliates and our existing equity holders. “Corporate Reorganization” contains a description of these transactions.

Rhodium LLC Agreement

Under the Rhodium LLC Agreement, we will have the right to determine when distributions will be made to the holders of Rhodium Units and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the Rhodium Unitholders on a pro rata basis in accordance with their respective percentage ownership of Rhodium Units.

The Rhodium Unitholders, including us, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Rhodium Holdings and will be allocated their proportionate share of any taxable loss of Rhodium Holdings. Net profits and net losses of Rhodium Holdings generally will be allocated to holders of Rhodium Units on a pro rata basis in accordance with their respective percentage ownership of Rhodium Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depreciation and amortization with respect to such built-in gains and losses. The Rhodium LLC Agreement will provide, to the extent cash is available, for tax distributions to the holders of Rhodium Units. Generally, these tax distributions will be computed based on our estimate of the taxable income of Rhodium Holdings that is allocable to a holder of Rhodium Units, multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual (or, if higher, a corporation) resident in New York, New York (taking into account the character of the allocated income and the deductibility of state and local income tax for federal income tax purposes).

The Rhodium LLC Agreement will provide that, except as otherwise determined by us, at any time we issue a share of our Class A common stock or any other equity security, the net proceeds received by us with respect to such issuance, if any, shall be concurrently invested in Rhodium Holdings, and Rhodium Holdings shall issue to us one Rhodium Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of our Class A common stock are redeemed, repurchased or otherwise acquired, Rhodium Holdings shall redeem, repurchase or otherwise acquire an equal number of Rhodium Units held by us, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Further, the Rhodium LLC Agreement will provide that Imperium (and certain permitted transferees thereof) may exchange its Rhodium Units, along with a corresponding number of our Class B common stock, for shares of Class A common stock of Rhodium Enterprises, Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. At our election and pursuant to the Cash Election, we may give the exchanging Rhodium Unitholders cash in an amount equal to the value of such Class A common stock instead of shares of Class A common stock. The Rhodium LLC Agreement also provides that Imperium will not have the right to exchange Rhodium Units if Rhodium determines that such exchange would be prohibited by law or regulation or would violate other agreements with Rhodium Enterprises, Inc. or its subsidiaries to which such holder may be subject. Rhodium Enterprises, Inc. may impose additional restrictions on any exchange that it determines to be necessary or advisable so that Rhodium Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges Rhodium Units, along with a corresponding number of our Class B common stock, for shares of Class A common stock, the number of Rhodium Units held by Rhodium Enterprises, Inc. will be correspondingly increased as Rhodium Enterprises, Inc. acquires the exchanged Rhodium Units. In accordance with the Rhodium LLC Agreement, any holder who surrenders all of its Rhodium Units for exchange must concurrently surrender all shares of Class B common stock held by it (including fractions thereof) to Rhodium Enterprises, Inc.

Rhodium Holdings will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets, (ii) approval of its dissolution by the managing member, and a vote in favor of dissolution by at least two-thirds of the holders of its Class B units or (iii) entry of a judicial order to dissolve the company. Upon dissolution, Rhodium

Holdings will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Rhodium Holdings, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of Rhodium Units owned by each of them.

Tax Receivable Agreement

As described in “— Rhodium LLC Agreement” above, Imperium (and their permitted transferees) may exchange its Rhodium Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or, at our election, for cash). Rhodium Holdings intends to make an election under Section 754 of the Internal Revenue Code of 1986, as amended (the “Code”), that will be effective for the taxable year that includes this offering and each taxable year in which an exchange of Rhodium Units, along with a corresponding number of our Class B common stock, for shares of Class A common stock pursuant to the Redemption Right (or resulting from an exchange of Rhodium Units for cash pursuant to the Cash Election) occurs.

As a result of having the Section 754 election in effect, each future exchange of Rhodium Units, along with a corresponding number of our Class B common stock, for Class A common stock (as well as any exchange of Rhodium Units, along with a corresponding number of our Class B common stock, for cash) is expected to result in an adjustment to the tax basis of the tangible and intangible assets of Rhodium Holdings (or our proportionate share of such tax basis). Adjustments to the tax basis of the tangible and intangible assets of Rhodium Holdings described above would not have been available absent these exchanges of Rhodium Units, along with a corresponding number of our Class B common stock. The anticipated basis adjustments are expected to increase (for tax purposes) our depreciation, depletion and amortization deductions and may also decrease our gains (or increase our losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that we would otherwise be required to pay in the future.

We will enter into a Tax Receivable Agreement with Imperium. This agreement generally provides for the payment by Rhodium to Imperium of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Rhodium Enterprises, Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) the tax basis increases resulting from the exchange of Rhodium Units, and the corresponding surrender of an equivalent number of shares of Class B common stock, by Imperium for shares of Class A common stock (or for cash pursuant to the Cash Election) pursuant to the Redemption Right, and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement.

The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Rhodium Holdings. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated on a “with and without basis” by comparing our actual tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis of Rhodium Holdings and the amounts payable, as well as the timing of any payments, under the Tax Receivable Agreement are dependent upon significant future events and assumptions, including (but not limited to) the timing of the exchanges of Rhodium Units and surrender of a corresponding number of our Class B common stock, the price of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount of the exchanging Rhodium Unitholder’s tax basis in its Rhodium Units at the time of the relevant exchange, the depreciation, depletion and amortization periods that apply to the increase in tax basis, the types of asserts held by Rhodium Holdings, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of Rhodium Enterprises, Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or have expired, unless we terminate the Tax Receivable Agreement and are required to make the termination payment specified in the agreement, at our election (subject to Imperium’s right to delay any such early termination for up to two years), as a result of our breach or in the event of a change of control event as described below. While the payments under the Tax Receivable Agreement are not expected to be material if Imperium exchanged all of its Rhodium Units at the time of this offering, we expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial based on the future operations and activities of Rhodium Holdings and proposed changes in the applicable tax law.

Assuming no material changes in the relevant tax law and a price of $              per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated lump-sum payment would be approximately $              (calculated using a discount rate equal to the one-year London Interbank Offered Rate (or an agreed successor rate, if applicable) plus 100 basis points, applied against an undiscounted liability of approximately $              ). The foregoing amounts are merely estimates and the actual payments could differ materially. We expect that future operations and activities of Rhodium Holdings in the period between this offering and an early termination or a change of control event could substantially increase the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to these estimates. The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Rhodium Holdings or us.

In addition, although we are not aware of any issue that would cause the IRS, to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the holders of rights under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

The Tax Receivable Agreement will provide that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), failure to honor any other material obligation under it or by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the Tax Receivable Agreement will be accelerated and will become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the Tax Receivable Agreement.

We may request to terminate the Tax Receivable Agreement early, which would require us to make an immediate lump-sum payment. However, under the Tax Receivable Agreement, Imperium may delay our request for early termination for up to two years, during which time the value of such lump-sum payment could substantially increase. Additionally, if we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early as a result of our breach, we would be required to make an immediate lump-sum payment. In the case of a change of control or early termination (at our election or as a result of our breach), the immediate lump-sum payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (calculated using a discount rate equal to the one-year London Interbank Offered Rate (or an agreed successor rate, if applicable) plus 100 basis points). The calculation of the hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the sufficiency of taxable income to fully utilize the tax benefits, (ii) any Rhodium Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) the utilization of certain loss carryovers.

Any payment upon a change of control or early termination may be substantial and may be made significantly in advance of the actual realization of the future tax benefits to which the payment obligation relates. Accordingly, our ability to use the tax benefits covered by the Tax Receivable Agreement may be significantly delayed, and such tax benefits may expire before we are able to utilize them. Except in the event of a change of control transaction or an early termination, we will not be obligated to make a payment under the Tax Receivable Agreement with respect to any tax benefits that we are unable to utilize. However, if we experience a change of control or the Tax Receivable Agreement is terminated early, the assumptions required to be made under the Tax Receivable Agreement in calculating our obligation include the sufficiency of taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement. As a result, in these circumstances, we could be required to make an immediate lump-sum payment under the Tax Receivable Agreement that could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control, even though our ability to recognize any related realized cash tax savings is uncertain. Accordingly, the immediate lump-sum payment could significantly exceed our actual cash tax savings to which such payment relates. Imperium will not reimburse us for any portion of such payment if we are unable to utilize any of the tax benefits that give rise to such payment.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by Imperium under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange of Rhodium Units, along with a corresponding number of our Class B common stock, may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange of Rhodium Units, along with a corresponding number of our Class B common stock, may increase the Imperium’s tax liabilities without giving rise to any rights of Imperium to receive payments under the Tax Receivable Agreement.

Payments generally will be due under the Tax Receivable Agreement within 30 days following the finalization of the schedule with respect to which the payment obligation is calculated, although interest on such payments will begin to accrue from the due date (without extensions) of such tax return. Except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control, generally we may elect to defer payments due under the Tax Receivable Agreement (which shall accrue interest at the default rate, discussed below) if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. We have no present intention to defer payments under the Tax Receivable Agreement.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Rhodium Holdings to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement; this ability, in turn, may depend on the ability of Rhodium Holdings’ subsidiaries to make distributions to it. The ability of Rhodium Holdings, its subsidiaries and equity investees to make such distributions will be subject to, among other things, the applicable provisions of Delaware law that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Rhodium Holdings and/or its subsidiaries and equity investees. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest at a default rate of the one-year London Interbank Offered Rate (or an agreed successor rate, if applicable) plus 500 basis points until paid.

The form of the Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

Historical Transactions with Affiliates

Stockholders’ Agreement

In connection with the closing of this offering, we expect to enter into a stockholders’ agreement with Imperium, pursuant to which Imperium will have the right to designate a majority of the nominees to our board of directors depending on its collective ownership of the outstanding shares of our common stock.

Registration Rights Agreements

In connection with the closing of this offering, we will enter into a registration rights agreement with Imperium granting registration rights to certain Legacy Owners, through their ownership in Imperium. Under the registration rights agreement, we will agree to register the sale of shares of our Class A common stock held by Imperium under certain circumstances. For a description of registration rights with respect to our Class A common stock, see the information under the heading “Shares Eligible for Future Sale — Registration Rights.”

Warrant Purchase Agreements

On July 2, 2021, we entered into the Warrant Purchase Agreements with the Warrant Holders whereby we issued warrants dated October 1, 2021 to purchase approximately 730,000 shares of our Class A common stock (on a pre-Reverse Stock Split basis) to the affiliates of the Bridge Loan Holders in exchange for approximately $91,000 (collectively, the “Warrant Purchase Agreements”). The Warrant Holders were granted registration rights under the Warrant Purchase Agreements. For a description of registration rights with respect to our Class A common stock, see the information under the heading “Shares Eligible for Future Sale — Registration Rights.”

Indemnification Agreements

In connection with the closing of this offering, we intend to enter into standard indemnification agreements with each of our directors and executive officers. These indemnification agreements will require the Company to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance certain expenses incurred as a result of any proceeding against them as to which they could be indemnified. Please see “Description of Capital Stock — Limitations on Liability and Indemnification of Officers and Directors.”

Related Party Transactions

On May 19, 2020, a trust controlled by Cameron Blackmon, our Chief Technology Officer and a director nominee, and a trust controlled by Chase Blackmon, our Chief Operating Officer and a director nominee, each made a loan to Rhodium 30MW for $1,000,000. Both of these loans accrued interest at a rate of 5.0% per annum and were repaid in full on July 17, 2020, which repayment included approximately $16,000 in interest to each trust.

On May 3, 2021, Imperium loaned Jordan HPC an aggregate $1.5 million (the “Imperium Loan”) for general corporate purposes. The Imperium Loan accrued interest at a rate of 0.0% per annum and was repaid in full two weeks later.

On September 24, 2021, we entered into a SAFE with a trust controlled by the father of Cameron and Chase Blackmon, pursuant to which we issued rights to receive shares of our Class A common stock for an aggregate purchase price of $1,000,000.

During the three months ended December 31, 2020, the Company made a payment of approximately $0.4 million to Energy Tech LLC, which at the time was a joint venture between Imperium and a third party. The Company also recorded a note receivable from this joint venture for approximately $0.1 million, which was repaid to Energy Tech LLC on February 25, 2021.

During the nine months ended September 30, 2021, Energy Tech LLC purchased on behalf of the Company approximately $0.1 million of dry coolers and related engineering services from the Company’s third-party suppliers, which were subsequently purchased by the Company at cost.

During the period ended December 31, 2020 and the nine months ended September 30, 2021, the Company paid an aggregate of approximately $66,700 and $150,000, respectively to entities wholly owned by Nicholas Cerasuolo, our Chief Financial Officer and a director nominee, in lieu of his salary for services rendered by Mr. Cerasuolo as our Chief Financial Officer.

On June 1, 2020, an entity partially owned by Mr. Cerasuolo, loaned $290,323 to Rhodium 30MW pursuant to a promissory note that matures on May 31, 2023 and has an interest rate of 1.60%. As of September 30, 2021, $4,643 has been paid in interest and the principal was repaid on September 10, 2021. On January 19, 2021, an entity partially owned by Mr. Cerasuolo, loaned $70,000 to Rhodium 30MW. The promissory note matures on July 24, 2024 and has an interest rate of 0.20%. As of September 30, 2021, $104 had been accrued in interest and $70,000 was still outstanding. In connection with the Corporate Reorganization, an entity partially owned by Mr. Cerasuolo, received 291,695 shares of our Class A common stock in exchange for its ownership interests in Rhodium 30MW LLC and Rhodium 2.0 LLC.

On June 17, 2021, we entered into the Bridge Loan for an aggregate $30.0 million, with certain holders that are controlled by Malcolm Fairbairn, a director nominee and greater than 5% shareholder, or his immediate family. The Bridge Loan is comprised of (i) a $6.0 million Valley Promissory Note, (ii) a $4.0 million Soleil Promissory

Note, and (iii) a $20.0 million Transcend Promissory Note. Each promissory note matures on June 17, 2022 and accrues interest at 1.0% per month. During the nine months ended September 30, 2021, the Company paid (i) no principal or interest on the Valley Promissory Note ($207,123 in interest has accrued), (ii) no principal or interest on the Soleil Promissory Note ($138,082 in interest has accrued) and (iii) no principal or interest on the Transcend Promissory Note ($690,411 in interest has accrued). We intend to use part of the net proceeds from this offering to repay the Bridge Loan in full.

In connection with the Bridge Loan, on July 2, 2021, the Company entered into the Warrant Purchase Agreements with certain trusts that are affiliated with the parties to the Bridge Loan. Such affiliates are also controlled by Mr. Fairbairn and his immediate family. Pursuant to the Warrant Purchase Agreements, on October 1, 2021, the Company issued warrants to purchase an aggregate of approximately 730,000 shares of Class A common stock (on a pre-Reverse Stock Split basis) (collectively, the “Warrants”) for an aggregate $91,000, at an exercise price of $10.29 per share, subject to adjustment as provided in each Warrant, as applicable. The Warrants are currently exercisable and expire on October 1, 2026.

On June 1, 2020, an entity controlled by Mr. Fairbairn, loaned $290,323 to Rhodium 30MW. The promissory note matures on May 31, 2023 and has an interest rate of 1.60%. Interest of $4,643 was paid during the nine months ended September 30, 2021 and the principal was repaid on September 10, 2021. On December 1, 2020, an entity controlled by Mr. Fairbairn, loaned $1.3 million to Jordan HPC. The promissory note matures on December 1, 2023 and has an interest rate of 1.60%. Interest of $7,968 was paid during the nine months ended September 30, 2021 and the principal was repaid on April 30, 2021. On February 1, 2021, entities controlled by Mr. Fairbairn and his immediate family, loaned $17.5 million to Rhodium Encore. The promissory note matures on July 24, 2024 and has an interest rate of 0.20%. As of September 30, 2021, $23,110 has been paid in interest and the principal amount was still outstanding.

In connection with the capitalization of the operating subsidiaries of the Company, certain entities controlled by Malcolm Fairbairn, a director nominee, or his immediate family, subscribed for and purchased interests in certain operating subsidiaries of the Company. In connection with the Corporate Reorganization on June 30, 2021, such entities received an aggregate 21,454,443 shares of Class A common stock (on a pre-Reverse Stock Split basis). See “Security Ownership of Certain Beneficial Owners and Management” for more information on the beneficial ownership of Mr. Fairbairn following this offering and the related IPO Reorganization.

Procedures for Approval of Related Party Transactions

Prior to the closing of this offering, we have not maintained a policy for approval of Related Party Transactions, and each of the transactions listed above was entered into when we were a private company. A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

•        any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•        any person who is known by us to be the beneficial owner of more than 5% of our common stock;

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and

•        any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, we expect that our audit committee will review all material facts of all Related Party Transactions.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering and related IPO Reorganization, the authorized capital stock of Rhodium Enterprises, Inc. will consist of               shares of Class A common stock, $0.0001 par value per share, of which               shares will be issued and outstanding,               shares of Class B common stock, $0.0001 par value per share, of which                shares will be issued and outstanding and                shares of preferred stock, $0.0001 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Rhodium Enterprises, Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Class A common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. The rights powers, preferences and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Each share of Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. If at any time the ratio at which Rhodium Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions — Rhodium LLC Agreement,” for example, as a result of a conversion rate adjustment for stock splits, stock dividends or reclassifications, the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of Rhodium Enterprises, Inc.

Any holder of Class B common stock that does not also hold Rhodium Units is required to surrender any such shares of Class B common stock (including fractions thereof) to Rhodium Enterprises, Inc.

Additionally, the holders of Class B common stock have the sole power to vote on an Up-C Reorganization or any necessary amendment to our certificate of incorporation in order to effect an Up-C Reorganization. For purposes of this right of the holders of Class B common stock, an Up-C Reorganization means any transaction or series of transactions intended to result in Rhodium and its subsidiaries no longer being structured as an umbrella partnership C corporation so long as (i) such transaction or series of transactions does not have a material adverse effect on the rights or preferences of the Class A Common Stock (in the sole determination of the independent members of the Board) and (ii) such transaction or series of transactions shall not be treated as resulting in a “Change of Control” under the Tax Receivable Agreement.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Class A or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•        the designation of the series;

•        the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•        whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•        the dates at which dividends, if any, will be payable;

•        the redemption or repurchase rights and price or prices, if any, for shares of the series;

•        the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•        the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•        whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•        restrictions on the issuance of shares of the same series or of any other class or series; and

•        the voting rights, if any, of the holders of the series.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

We have no current plans to pay dividends on our Class A common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. See “Dividend Policy” for more information.

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which would apply so long as our Class A common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved Class A common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Delaware Law

We will not be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on Nasdaq, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•        the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•        upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•        on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Removal of Directors; Vacancies and Newly Created Directorships

Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Imperium and its affiliates beneficially own in the aggregate, less than 30% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders’ agreement with Imperium, any vacancies on our board of directors, and any newly created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Imperium and its affiliates beneficially own, in the aggregate, less than 30% of voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to Imperium and its affiliates so long as the stockholders’ agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when Imperium and its affiliates own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. Any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

The following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•        the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•        the provisions regarding resignation and removal of directors;

•        the provisions regarding competition and corporate opportunities;

•        the provisions regarding entering into business combinations with interested stockholders;

•        the provisions regarding stockholder action by written consent;

•        the provisions regarding calling special meetings of stockholders;

•        the provisions regarding filling vacancies on our board of directors and newly created directorships;

•        the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•        the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against our company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. This provision does not apply to any actions arising under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of Imperium or any of its respective affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Imperium or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or an officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or an officer for breach of fiduciary duty as a director or an officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of a director’s or officer’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws generally provide that we must defend, indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions — Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

We have applied to list our Class A common stock on Nasdaq under the symbol “RHDM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering and related IPO Reorganization, we will have outstanding an aggregate of            shares of Class A common stock. Of these shares, all of the            shares of Class A common stock to be sold in this offering (or            shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock, including the shares received as part of the Reverse Stock Split, will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the Rhodium LLC Agreement, Imperium will each have the right to exchange all or a portion of their Rhodium Units (together with a corresponding number of shares of Class B common stock) for Class A common stock or the Cash Election at an exchange ratio of one share of Class A common stock for each Rhodium Unit (and corresponding share of Class B common stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering and related IPO Reorganization, Imperium will hold            Rhodium Units, all of which (together with a corresponding number of shares of our Class B common stock) will be exchangeable for shares of our Class A common stock. “Certain Relationships and Related Party Transactions — Rhodium LLC Agreement” contains additional information. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the entities that comprise Imperium that will require us to register under the Securities Act shares of Class A common stock owned by the entities that comprise Imperium. “Certain Relationships and Related Party Transactions — Historical Transactions with Affiliates — Registration Rights Agreement” contains additional information.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering and taking into account the IPO Reorganization) that will be available for sale in the public market are as follows:

•        no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus, subject to certain earlier release provisions and certain other exceptions and extensions; and

•                    shares will be eligible for sale upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, Imperium, all of our directors and executive officers and certain of our Existing Holders have agreed not to sell any Class A common stock or securities convertible into or exchangeable for shares of Class A common stock for a period of 180 days from the date of this prospectus, subject to certain earlier release provisions and certain other exceptions and extensions. See “Underwriting” for a description of these lock-up agreements.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through Nasdaq, as applicable, during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register            shares of Class A common stock issuable under our long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

We expect to enter into a registration rights agreement with Imperium, which will require us to file and effect the registration of our Class A common stock held thereby (and by certain of their affiliates) in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. “Certain Relationships and Related Party Transactions — Historical Transactions with Affiliates — Registration Rights Agreement” contains additional information regarding the registration rights agreement.

In connection with the Warrant Purchase Agreements, we granted the Warrant Holders certain registration rights, including that the Warrant Holders can request to include their underlying shares of Class A common stock on a registration statement registering our Class A common stock. Such registration rights are subject to certain conditions and limitations. We are generally obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective. The form of Warrant Purchase Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Warrant Purchase Agreement is qualified by reference thereto.

We will bear certain expenses incident to our registration obligations upon exercise of these registration rights, including the payment of federal securities law and state “blue sky” registration fees, except that we will not bear any brokers’ or underwriters’ discounts and commissions or transfer taxes relating to sales of our securities pursuant to the exercise of these registration rights. We have agreed to indemnify each selling stockholder for certain violations of federal or state securities laws in connection with any registration statement in which such selling stockholder sells its securities pursuant to these registration rights. Each selling stockholder will, in turn, agree to indemnify us for federal or state securities law violations that occur in reliance upon written information it provides to us for use in the registration statement.

This summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement and form of Warrant Purchase Agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below) that acquired such Class A common stock pursuant to this offering and that holds such Class A common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•        Imperium, Management Members or any Rhodium Unitholder;

•        U.S. expatriates and former citizens or long-term residents of the U.S.;

•        banks, insurance companies or other financial institutions;

•        tax-exempt or governmental organizations;

•        qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund) or any other person that is subject to special rules or exemptions under the Foreign Investment in Real Property Tax Act;

•        dealers in securities or foreign currencies;

•        persons whose functional currency is not the U.S. dollar;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•        partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes or holders of interests therein;

•        persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•        persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•        certain former citizens or long-term residents of the United States; and

•        persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, wash sale or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

As described in the section entitled “Dividend Policy,” we do not expect to declare or pay cash dividends to holders of our Class A common stock. However, in the event we do make distributions of cash or other property on our Class A common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital, which will reduce the non-U.S. holder’s tax basis in our Class A common stock, until such basis equals zero, and thereafter as capital gain from the sale or exchange of such Class A common stock. “— Gain on Disposition of Class A common stock” contains additional information. Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must generally provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed valid IRS Form W-8ECI (or a successor form) certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

Subject to the discussion below under “— Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•        the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or taxable disposition occurs and certain other conditions are met;

•        the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•        our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for our Class A common stock.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include any effectively connected gain described in the second bullet point above.

Generally, a corporation is a USRPHC if the fair value of its United States real property interests equals or exceeds 50% of the sum of the fair value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe that we currently are, and do not expect to become in the foreseeable future, a USRPHC for U.S. federal income tax purposes. In the event that, contrary to our belief, we are a USRPHC for U.S. federal income tax purposes, provided that our common stock is and continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If our Class A common stock were not considered to be regularly traded on an established securities market, such non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

Backup Withholding and Information Reporting

Any distributions paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder.

Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form) or otherwise establishes an exemption, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules.

Although FATCA withholding could apply to gross proceeds on the disposition of our Class A common stock, the U.S. Department of the Treasury released proposed regulations (the “Proposed Regulations”) the preamble to which specifies that taxpayers may rely on them pending finalization. The Proposed Regulations eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our Class A common stock. There can be no assurance that the Proposed Regulations will be finalized in their present form.

Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on their investment in our Class A common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated            , 2021 between us and B. Riley Securities, Inc. and Cowen and Company, LLC, as the representatives of the underwriters named below and the book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of our Class A common stock shown opposite its name below:

Underwriter	Number of Shares
B. Riley Securities, Inc.
Cowen and Company, LLC
Needham & Company, LLC
Northland Securities, Inc.
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of our Class A common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in our Class A common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the shares of our Class A common stock, that you will be able to sell any of the shares of our Class A common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of our Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Lock-up Agreements

We, Imperium, our Management Members, directors and certain of our Existing Holders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

Notwithstanding the foregoing, such restricted period will be earlier terminated as follows: if at any time beginning 90 days after the date of this prospectus (i) we have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K, and (ii) the last reported closing price of the Class A common stock on Nasdaq (the “Closing Price”) is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus (the “IPO Price”) for 10 out of any 15 consecutive trading days ending on or after the 90th day after the date of this prospectus (which 15 trading day period may begin prior to such 90th day), including the last day of such 15 trading day period (any such 15 day trading period during which such condition is satisfied, the “Measurement Period”), then a percentage of such person’s or entity’s shares that are subject to the lock-up will be automatically released from such restrictions (the “Early Lock-Up Expiration”) immediately prior to the opening of trading on the exchange on which the Class A common stock is listed on the first trading day following the end of the Measurement Period (the “Early Lock-Up Expiration Date”), pursuant to the following: (1) 15% release for our Existing Holders excluding Imperium and our executive officers and (2) 5% release for Imperium and our executive officers.

However, if at the time of the Early Lock-Up Expiration Date, we are in a “black-out” period under our insider trading policy (or similar period when trading is not permitted by insiders under our insider trading policy), the date of the Early Lock-Up Expiration will be delayed (the “Early Lock-Up Expiration Extension”) until immediately prior to the opening of trading on the second business day following the date that (a) we are no longer in a black-out period and (b) the Closing Price on such date is at least 33% greater than the IPO Price.

The lock-up restrictions applicable to us are subject to specified exceptions, including the following: (i) shares of Class A common stock offered pursuant to this prospectus, (ii) shares of common stock issued upon the exercise or settlement of an equity award, or the exercise of a warrant, outstanding and disclosed herein, (iii) shares issued pursuant to the SAFE Conversions and Reverse Stock Split, (iv) shares of common stock issued upon the conversion or exchange of convertible or exchangeable securities outstanding and described herein (including shares of Class A common stock issuable in exchange for Rhodium Units), (v) shares of common stock or any securities convertible into or exercisable or exchangeable for common stock pursuant to any employee benefit, employee compensation, stock option, stock bonus or other stock plan or arrangement described herein, provided that the recipients thereof provide to the representatives a signed lock-up letter on or prior to the date of such issuance.

B. Riley Securities, Inc. and Cowen and Company, LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of our Class A common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $            per share. After the offering, the initial public offering price and other selling terms may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total Without Option to Purchase Additional Shares	Total With Option to Purchase Additional Shares
Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $            . If the offering is not consummated within a specified period agreed to by and between B. Riley Securities, Inc. and us and any person purchases securities from us within 30 days thereafter, we will pay B. Riley Securities, Inc. a termination fee equal to 7.0% of the price paid by the purchaser of such securities, subject to FINRA Rule 5110(g)(5)(B).

Determination of Offering Price

Prior to this offering, there has not been a public market for our Class A common stock. Consequently, the initial public offering price for our Class A common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our Class A common stock will trade in the public market subsequent to the offering or that an active trading market for our Class A common stock will develop and continue after the offering.

Listing

We have applied to have our Class A common stock listed on Nasdaq under the trading symbol “RHDM.”

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of            shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, and certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of our Class A common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our Class A common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our Class A common stock or purchasing shares of our Class A common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our Class A common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of Class A common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of our Class A common stock. A syndicate covering transaction is the bid for or the purchase of shares of Class A common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Class A common stock originally sold by such syndicate member is purchased in a syndicate covering transaction and therefore has not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our Class A common stock on Nasdaq in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our Class A common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of our Class A common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the Class A common stock offered hereby. Any such short positions could adversely affect future trading prices of the Class A common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in Canada (Alberta, British Columbia, Manitoba, Ontario and Québec Only)

This document constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of shares of Class A common stock described herein (the “Securities”). No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the Securities and any representation to the contrary is an offence.

Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this document is exempt from the requirement that the issuer and the underwriters in the offering provide Canadian investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as may otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the Securities in Canada are being made on a private placement basis only and are exempt from the requirement that the issuer prepare and file a prospectus under applicable Canadian securities laws. Any resale of Securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the Securities will be deemed to have represented to the issuer, the underwriters and each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the Securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the Securities or with respect to the eligibility of the Securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Personal Information

We and the representatives hereby notify prospective Canadian purchasers that: (a) we may be required to provide personal information pertaining to the purchaser as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number, email address, if provided, and the number and type of securities purchased, the total purchase price paid for such securities, the date of the purchase and specific details of the prospectus exemption relied upon under applicable securities laws to complete such purchase) (“personal information”), which Form 45-106F1 may be required to be filed by us under NI 45-106, (b) such personal information may be delivered to the securities regulatory authority or regulator in accordance with NI 45-106, (c) such personal information is being collected indirectly by the securities regulatory authority or regulator under the authority granted to it under the securities legislation of the applicable legislation, (d) such personal information is collected for the purposes of the administration and enforcement of the securities legislation of the applicable jurisdiction, and (e) the purchaser may contact the applicable securities regulatory authority or regulator by way of the contact information provided in Schedule 2 to Form 45-106F1. Prospective Canadian purchasers that purchase securities in this offering will be deemed to have authorized the indirect collection of the personal information by each applicable securities regulatory authority or regulator, and to have acknowledged and consented to such information being disclosed to the Canadian securities regulatory authority or regulator, and to have acknowledged that such information may become available to the public in accordance with requirements of applicable Canadian laws.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Notice to Prospective Investors in the European Economic Area and the United Kingdom

In relation to the Member States of the European Economic Area and the United Kingdom (each, a “Relevant State”), no offer of shares of our Class A common stock which are the subject of the offering contemplated by this prospectus to the public may be made in that Relevant State other than:

•        to any legal entity that is a qualified investor as defined in the Prospectus Regulation;

•        to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the relevant representative or representatives nominated by us for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our Class A common stock described in this prospectus shall result in a requirement for the publication of a prospectus, by us or any of the underwriters, pursuant to Article 3 of the Prospectus Regulation.

Each purchaser of shares of our Class A common stock described in this prospectus located within a Relevant State will be deemed to have represented, acknowledged and agreed that (1) it is a “qualified investor” within the meaning of the Prospectus Regulation; and (2) in the case of any shares of Class A common stock acquired by it as a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, as that term is defined in the Prospectus Regulation, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or where shares of Class A common stock have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those shares of Class A common stock to it is not treated under the Prospectus Regulation as having been made to such persons. For purposes of this provision, the expression an “offer to the public” in relation to the shares of our Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe to the shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

We and the underwriters have not authorized and do not authorize the making of any offer of shares of our Class A common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares of our Class A common stock, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

Additional Notice to Prospective Investors in the United Kingdom

The communication of this prospectus and any other document or materials relating to the issue of the shares of our Class A common stock offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended, or the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the shares of our Class A common stock offered hereby are only available to, and any investment or investment activity to which this prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the shares of our Class A common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute our Class A common stock in Germany. Consequently, the Class A common stock may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the Class A common stock to the public in Germany or any other means of public marketing. The Class A common stock is being offered and sold in Germany only to qualified investors which are referred to in Section 3 paragraph 2 no. 1, in connection with Section 2 no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

LEGAL MATTERS

The validity of our Class A common stock offered by this prospectus will be passed upon for us by Kirkland & Ellis LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Nelson Mullins Riley & Scarborough LLP, Washington, D.C.

EXPERTS

The financial statements of our predecessor, Rhodium Holdings and Rhodium JV LLC on a combined basis, together with its consolidated subsidiaries, as of December 31, 2020 and for the period from April 1, 2020 (inception) to December 31, 2020, included in this prospectus, have been audited by Armanino LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.rhodiumenterprises.io. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS

Page
Rhodium Enterprises, Inc. Unaudited Pro Forma Financial Statements as of and for the Nine Months Ended September 30, 2021 and for the Period from April 1, 2020 (inception) to December 31, 2020
Introduction	F-2
Unaudited Pro Forma Balance Sheet	F-4 – F-5
Unaudited Pro Forma Statements of Operations	F-6 – F-7
Notes to Unaudited Pro Forma Financial Statements	F-8 – F-11

Unaudited Condensed Consolidated Financial Statements as of and for the Nine Months Ended September 30, 2021 and as of and for the Period from April 1 (inception) to September 30, 2020
Unaudited Condensed Consolidated Balance Sheets	F-12
Unaudited Condensed Consolidated Statement of Operations	F-13
Unaudited Condensed Consolidated Statements of Changes in Members’ Equity	F-14
Unaudited Condensed Consolidated Statements of Cash Flows	F-15
Notes to Unaudited Condensed Consolidated Financial Statements	F-16 – F-30

Rhodium Enterprises LLC and Rhodium JV LLC Audited Consolidated and Combined Financial Statements as of December 31, 2020 and for the Period from April 1, 2020 (inception) to December 31, 2020
Report of Independent Registered Public Accounting Firm	F-31
Consolidated and Combined Balance Sheet	F-32
Consolidated and Combined Statement of Operations	F-33
Consolidated and Combined Statement of Changes in Members’ Equity	F-34
Consolidated and Combined Statement of Cash Flows	F-35
Notes to Consolidated and Combined Financial Statements	F-36 – F-49

RHODIUM ENTERPRISES, INC.

PRO FORMA FINANCIAL STATEMENTS
(Unaudited)

Introduction

Rhodium Enterprises, Inc., the issuer in this offering (together with its wholly owned subsidiaries, “Rhodium Enterprises” or the “Company”), was formed on April 1, 2021 as a Delaware corporation to become a holding corporation for Rhodium Technologies LLC (formerly named Rhodium Enterprises LLC) (“Rhodium Holdings”) and its subsidiaries upon completion of a corporate reorganization that closed on June 30, 2021 which, in combination with the consummation of the transactions contemplated by the Master Reorganization Agreement (defined in the accompanying prospectus), will result in the Company’s organizational structure following this offering to take the form of what is commonly referred to as an umbrella partnership-C corporation, or “Up-C” structure. The Company has no material assets other than its ownership of units in Rhodium Holdings (the “Rhodium Units”).

The unaudited condensed consolidated pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X, using assumptions set forth in the notes to the unaudited condensed consolidated pro forma financial statements. The following unaudited condensed consolidated pro forma financial statements of the Company reflect the historical results of the Company and the Company’s accounting predecessor, Rhodium Enterprises LLC and Rhodium JV LLC (“Rhodium JV”) on a combined basis, together with its subsidiaries (the “accounting predecessor”), on a pro forma basis to give effect to the following transactions as set forth in such unaudited condensed consolidated pro forma financial statements, which are described in further detail below, as if they had occurred on September 30, 2021, for pro forma condensed consolidated balance sheet purposes, and on April 1, 2020 or January 1, 2021, as applicable, for pro forma condensed consolidated income statement purposes:

•        the receipt of approximately $2.6 million in proceeds in connection with the SAFE Transactions (as defined below) entered into after September 30, 2021;

•        the amendment and restatement of the Company’s certificate of incorporation to give the holders of shares of Common Stock of Rhodium one vote on all matters on which stockholders are entitled to vote generally for each share of Class A common stock and Class B common stock held of record;

•        the amendment of the limited liability company agreement of Rhodium Technologies LLC to provide for redemption features of the Rhodium Units and corresponding Class B common stock;

•        the Reverse Stock Split (as defined in the accompanying prospectus);

•        the initial public offering of shares of Class A common stock and the use of the net proceeds therefrom as described in “Use of Proceeds” in this prospectus (the “Offering”). For purposes of the unaudited condensed consolidated pro forma financial statements, the Offering is defined as the planned issuance and sale to the public of            shares of Class A common stock of the Company as contemplated by this prospectus and the application by the Company of the net proceeds from such issuance as described in “Use of Proceeds.” The net proceeds from the sale of the Class A Common Stock (based on an assumed initial public offering price of $            per share) are expected to be $            million, net of underwriting discounts of $            million and other additional offering costs of $            million;

•        the issuance of an aggregate of            shares of Class A common stock pursuant to simple agreements for future equity (“SAFEs”), pursuant to which the Company issued rights to certain investors to receive shares of Class A common stock for an aggregate purchase price of approximately $86.9 million (the “SAFE Transactions”). The SAFEs provide that, upon the closing of this offering, the rights will convert into            shares of Class A common stock (the “SAFE Conversions” and together with the Offering, the “Offering Adjustments”); and

•        in the case of the unaudited condensed consolidated pro forma statement of operations, a provision for corporate income taxes at an effective rate of            %, inclusive of federal, state and local income taxes.

The unaudited consolidated condensed pro forma balance sheet of the Company is based on the historical balance sheets of the Company as of September 30, 2021 and includes pro forma adjustments to give effect to the Offering as if it had occurred on September 30, 2021. The unaudited condensed consolidated pro forma statement of operations of the Company for the nine months ended September 30, 2021 are based on the unaudited historical statement of operations of the Company for the nine months ended September 30, 2021, as adjusted to give effect to the described transactions as if they occurred on January 1, 2021. The unaudited condensed consolidated pro forma statement of operations of the Company for the period from April 1, 2020 (inception) to December 31, 2020 are based on the audited historical statement of operations of the Company’s accounting predecessor for the period from April 1, 2020 (inception) to December 31, 2020, as adjusted to give effect to the described transactions as if they occurred on April 1, 2020.

The unaudited condensed consolidated pro forma financial statements have been prepared on the basis that the Company will be taxed as a corporation under the Internal Revenue Code of 1986 and, as a result, will be a tax-paying entity subject to U.S. federal and state taxes, and should be read in conjunction with “Corporate Reorganization” and with the audited historical financial statements and related notes of Rhodium Holdings and the Company, included elsewhere in this prospectus.

The pro forma adjustments included herein do not give effect to the Tax Receivable Agreement, because an exchange that triggers the tax benefit and subsequent payments owed by the Company under the Tax Receivable Agreement (i.e., the redemption or exchange of Rhodium Units for shares of Class A common stock or cash) has not yet occurred and is not expected to occur until after the completion of this offering. Estimating the amount and timing of Rhodium’s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise and unknown at this time and will vary based on a number of factors, many of which are outside of our control. Solely for purposes of illustration, we expect that if there were a redemption or exchange of all of the Rhodium Units held by Imperium immediately after this offering (which is not likely or anticipated), the estimated tax benefits to Rhodium subject to the Tax Receivable Agreement could be up to $             million (calculated using a discount rate equal to the one-year London Interbank Offered Rate (or an agreed successor rate, if applicable) plus 100 basis points, applied against an undiscounted liability of approximately $             and to the extent Rhodium has actual tax liability equal to or in excess of this amount) to be utilized over at least 15 years from the date of this offering as and when such benefits are realized (or in some cases, deemed realized). This illustration is almost certainly not accurate as it is based on certain assumptions that are not realistic, and the actual or deemed benefits (and corresponding payments under the Tax Receivable Agreement) are likely to be significantly different. Moreover, any estimate we provide would necessarily be based on numerous uncertain assumptions, including but not limited to a $             per share trading price of Class A common stock, a             % U.S. federal corporate income tax rate and estimated applicable state and local income tax rates, no material change in U.S. federal, state or local income tax law, and that Rhodium will have sufficient taxable income on a current basis to utilize such estimated tax benefits. Utilizing this estimate as an illustration, Imperium would be entitled to payments under the Tax Receivable Agreement equal to 85% of the $             million of tax benefits, or approximately $             million, as and when such benefits are realized (or in some cases, deemed realized). See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” included in the prospectus for additional information.

The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the date indicated or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements.

The unaudited pro forma financial statements and related notes are presented for illustrative purposes only. If the Offering and other transactions contemplated herein had occurred in the past, the Company’s operating results might have been materially different from those presented in the unaudited condensed consolidated pro forma financial statements. The unaudited condensed consolidated pro forma financial statements should not be relied upon as an indication of operating results that the Company would have achieved if the Offering and other transactions contemplated herein had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited condensed consolidated pro forma financial statement of operations and should not be relied upon as an indication of the future results the Company will have after the completion of the Offering and the other transactions contemplated by these unaudited condensed consolidated pro forma financial statements.

RHODIUM ENTERPRISES, INC.

PRO FORMA BALANCE SHEET

September 30, 2021

(Unaudited)

	Rhodium Enterprises, Inc. Historical	Offering Adjustments			Pro Forma
	(in thousands, except share and per share amounts)
Assets

Current assets:
Cash and cash equivalents	$103,799	$		(a)(c)	$
Digital assets	12,523		—
Accounts receivable	16		—
Right-of-use asset, net	—		—
Deposits on equipment, current	48,667		—
Prepaid expenses and other current assets	5,249			(a)
Total current assets	170,254			(a)(c)

Other assets
Property and equipment, net	88,337		—
Deferred tax assets, net	—		—
Electrical deposits, long-term	6,120		—
Deposits on equipment, long-term	3,922		—
Other long-term assets	7,600		—
Total other assets	105,979		—

Total assets	$276,233	$		(a)	$

Liabilities and stockholders’ equity

Current liabilities:
Accounts payable	$1,582		$—		$
Accrued expenses	1,322		—
Lease liability	19		—
Notes payable – related parties	30,000		(30,000)	(a)
Income tax payable	13,940		—
Other current liabilities	1,475		—
Total current liabilities	$48,338		$(30,000)	(a)	$

Long-term liabilities:
Notes payable – noncurrent	$54,600		$—		$
SAFE Agreements	86,993			(b)
Other long-term liabilities	85		—
Total long-term liabilities	141,678			(b)

Total liabilities	$190,016		$(30,000)	(a)(b)	$

Commitments and contingencies (Note 12)

Temporary equity
Redeemable Class B common stock ($0.0001 par value, 100 authorized and outstanding as of September 30, 2021)	—			(f)
Total temporary equity	$—		$—	(f)	$

RHODIUM ENTERPRISES, INC.

PRO FORMA BALANCE SHEET — (Continued)

September 30, 2021

(Unaudited)

	Rhodium Enterprises, Inc. Historical	Offering Adjustments			Pro Forma
	(in thousands, except share and per share amounts)
Stockholders’ equity
Class A shares ($0.0001 par value, 400,000,000 authorized and 110,593,401 outstanding as of September 30, 2021)	11			(e)
Class B shares ($0.0001 par value, 100 authorized and outstanding as of September 30, 2021)	—			(e)
Retained earnings	64,423		—
Non-controlling interest	21,783		—
Total stockholders’ equity	$86,217	$		(e)	$

Total liabilities and stockholders’ equity	$276,233	$		(a)(b)(e)	$

The accompanying notes are an integral part of these unaudited condensed consolidated pro forma financial statements.

RHODIUM ENTERPRISES, INC.

PRO FORMA STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
(Unaudited)

	Rhodium Enterprises, Inc. Historical	Offering Adjustments (in thousands)		Pro Forma
Revenue:
Revenue, net – digital asset mining	$82,097	$—		$

Costs and expenses:
Cost of revenue, excluding colocation expense, depreciation and amortization	6,751	—
Cost of revenue – colocation payment expense	2,512	—
Selling, general and administrative	8,119	—
Depreciation and amortization	10,383	—
Impairment of digital assets	30,717	—
Total costs and expenses	58,482	—

Operating profit (loss)	23,615	—

Other income (expense)
Realized gain on sale of digital assets	41,604	—
Interest expense	(1,620)	—
SAFE valuation gain (loss)	(2,618)	—
Other income, net	2,603	—
Total other income (expense)	39,969	—

Income (loss) before provision for income taxes	63,584	—

Provision for (benefit from) income taxes	14,205	—

Net income (loss)	49,379	—

Net income (loss) attributable to non-controlling interest	35,878	—

Net income (loss) attributable to temporary equity	—		(f)

Net income (loss) attributable to Rhodium Enterprises, Inc.	13,501	—

Net income available to Class A common stock per share:
Basic(1)	$0.10			$
Diluted(1)	$0.10			$

Weighted average shares of Class A common stock outstanding:
Basic	110,593,401			$
Diluted	110,593,401			$

____________

(1)      Basic and diluted income per share of Class A common stock is presented only for the period after the Company’s Corporate Reorganization. See Note 1 for a description of the Corporate Reorganization. See Note 2 for the calculation of income per share.

The accompanying notes are an integral part of these unaudited condensed consolidated pro forma financial statements.

RHODIUM ENTERPRISES, INC.

PRO FORMA STATEMENT OF OPERATIONS
FOR THE PERIOD FROM APRIL 1, 2020 (INCEPTION) TO DECEMBER 31, 2020

(Unaudited)

	Rhodium Enterprises, Inc. Historical	Offering Adjustments (in thousands)		Pro Forma
Revenue:
Revenue, net – digital asset mining	5,150	—		5,150

Costs and expenses:
Cost of revenue	623	—		623
Selling, general and administrative	2,380	—		2,380
Depreciation and amortization	2,953	—		2,953
Impairment of digital assets	68	—		68
Total costs and expenses	6,024	—		6,024

Operating loss	(874)	—		(874)

Other income (expense)
Interest income	16	—		16
Realized gain on sale of digital assets	351	—		351
Interest expense	(422)	—		(422)
Other income, net	217	—		217
Total other income (expense)	162	—		162

Loss before benefit from income taxes	(712)	—		(712)

Benefit from income taxes	181	—		181

Net loss	(531)	—		(531)

Net loss attributable to non-controlling interest	(244)	—		(244)

Net income (loss) attributable to temporary equity	—		(f)

Net loss attributable to Rhodium Enterprises LLC and Rhodium JV LLC.	(287)	—		(287)

The accompanying notes are an integral part of these unaudited condensed consolidated pro forma financial statements.

RHODIUM ENTERPRISES, INC.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.      Basis of Presentation and the Offering Adjustments

The historical financial information is derived from the financial statements of Rhodium Enterprises and its accounting predecessor included elsewhere in this prospectus. For purposes of the unaudited condensed consolidated pro forma balance sheet, it is assumed that the transactions as set forth on such balance sheet had taken place on September 30, 2021. For purposes of the unaudited condensed consolidated pro forma statement of operations for the nine months ended September 30, 2021, it is assumed all transactions had taken place on January 1, 2021. For purposes of the unaudited condensed consolidated pro forma statement of operations for the period from April 1, 2020 (inception) to December 31, 2020, it is assumed all transactions had taken place on April 1, 2020.

Upon closing the Offering, the Company expects to incur direct, incremental general and administrative expenses as a result of being publicly traded, including, but not limited to, costs associated with annual and quarterly reports to stockholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs, and independent director compensation. These direct, incremental general and administrative expenditures are not reflected in the historical financial statements or in the unaudited condensed consolidated pro forma financial statements.

Rhodium Enterprises was formed on April 1, 2021 as a Delaware corporation to become a holding corporation for Rhodium Holdings and its subsidiaries upon completion of the Corporate Reorganization, which closed on June 30, 2021. The Company has no material assets other than its ownership of Rhodium Units. The Company, together with its subsidiaries, operates a digital asset mining operation, which utilizes specialized computers (also known as “miners”) using ASIC chips to solve complex cryptographic algorithms in order to support the bitcoin blockchain (in a process known as “solving a block”), in exchange for digital asset (bitcoin) rewards.

Effective June 30, 2021, the Company completed the execution of the “Corporate Reorganization,” whereby the non-controlling interest holders of Rhodium Holdings (collectively, the “Rollup Participants”) entered into a transaction whereby in-kind contributions of the Rollup Participants’ ownership in the respective entities (the “Non-Controlling Membership Interests”) were made to Rhodium Enterprises in exchange for 110,593,401 shares of Class A common stock of Rhodium Enterprises. Rhodium Enterprises then transferred the Non-Controlling Membership Interests to Rhodium Holdings in exchange for Rhodium Units as a value-for-value in-kind contribution.

Immediately prior to the Corporate Reorganization, Imperium Investments Holdings LLC (“Imperium”) directly held 92% of the equity interests in Rhodium Holdings, which held 100% of the equity interests in its subsidiaries, Rhodium Industries LLC, Rhodium Shared Services LLC, Rhodium JV and Air HPC LLC. Rhodium JV held interests in its subsidiaries, Rhodium 30MW LLC, Rhodium Encore LLC, Rhodium 10MW LLC and Rhodium 2.0 LLC (70%, 50%, 50% and 65%, respectively). Air HPC LLC held 50% of the equity of its subsidiary, Jordan HPC LLC.

As a result of the Corporate Reorganization, (a) Imperium retained 180,835,811 Rhodium Units, or approximately 62% of the economic interest in Rhodium Holdings, (b) Rhodium Enterprises acquired 110,593,401 Rhodium Units, or approximately 38% of the economic interest in Rhodium Holdings, (c) Rhodium Enterprises became the sole managing member of Rhodium Holdings, and is responsible for all operational, management and administrative decisions relating to Rhodium Holdings’ business and will consolidate financial results of Rhodium Holdings and its subsidiaries, (d) Rhodium Enterprises became a holding company whose only material asset consists of membership interests in Rhodium Holdings, (e) Rhodium Enterprises issued 100 shares of its Class B common stock, par value $0.0001 per share, to Imperium, which has 100% of the outstanding voting power of Rhodium Enterprises, (f) Rhodium Enterprises issued 110,593,401 shares of Class A Common Stock to the Rollup Participants, which has no voting power of Rhodium Enterprises, and (g) Rhodium Holdings directly or indirectly owns all of the outstanding equity interests in the subsidiaries through which the Company operates its assets.

In the event the Company increases or decreases the number of shares of Class A common stock sold in this offering, (i) the number of Rhodium Units held by Rhodium Enterprises will correspondingly decrease or increase, respectively, and (ii) the amount of cash received by Rhodium Holdings will correspondingly increase or decrease, respectively.

RHODIUM ENTERPRISES, INC.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.      Basis of Presentation and the Offering Adjustments (cont.)

To the extent the underwriters’ option to purchase additional shares is exercised in full or in part, Rhodium Enterprises will contribute the net proceeds therefrom to Rhodium Holdings in exchange for an additional number of Rhodium Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option.

After giving effect to these transactions and this offering and assuming the underwriters’ option to purchase additional shares is not exercised:

•        Imperium will own all of the Class B common stock outstanding, representing            % of Rhodium Enterprises’ capital stock;

•        Imperium will not own any shares of Class A common stock outstanding;

•        Existing Holders other than Imperium will own            shares, or            %, of Class A common stock outstanding, representing            % of Rhodium Enterprises’ capital stock;

•        investors in this offering will own            shares, or            %, of Class A common stock outstanding, representing            % of Rhodium Enterprises’ capital stock;

•        Rhodium Enterprises will own an approximate            % interest in Rhodium Holdings; and

•        Imperium will own an approximate            % interest in Rhodium Holdings.

If the underwriters’ option to purchase additional shares is exercised in full:

•        Imperium will own all of the Class B common stock outstanding, representing            % of Rhodium Enterprises’ capital stock;

•        Imperium will not own any shares of Class A common stock outstanding;

•        Existing Holders other than Imperium will own            shares, or            %, of Class A common stock outstanding, representing            % of Rhodium Enterprises’ capital stock;

•        investors in this offering will own            shares, or            %, of Class A common stock outstanding, representing            % of Rhodium Enterprises’ capital stock;

•        Rhodium Enterprises will own an approximate            % interest in Rhodium Holdings; and

•        Imperium will own an approximate            % interest in Rhodium Holdings.

2.      Pro Forma Adjustments and Assumptions

The Company made the following adjustments and assumptions in the preparation of the unaudited condensed consolidated pro forma financial statements:

(a)     Reflects the issuance and sale of            shares of Class A common stock at an assumed initial public offering price of $            per share, net of underwriting discounts and commissions of $            million, in the aggregate, and additional estimated expenses related to the Offering of approximately $            million and the use of the net proceeds therefrom as follows:

•        the Company will contribute all of the net proceeds from the Offering to Rhodium Holdings in exchange for Rhodium Units; and

RHODIUM ENTERPRISES, INC.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

2.      Pro Forma Adjustments and Assumptions (cont.)

•        Rhodium Holdings will use the net proceeds from the Offering to repay our outstanding borrowings and accrued interest under the Bridge Loan, totaling approximately $31.0 million as of September 30, 2021, construct new sites and for general corporate purposes, including the purchase of miners:

(b)    Reflects the issuance of            shares of Class A common stock pursuant to the SAFE Conversions in connection with the Offering and the termination of the SAFE agreements.

(c)     Reflects $2.6 million in proceeds received in connection with the SAFE Transactions entered into after September 30, 2021.

(d)    Reflects the Reverse Stock Split.

(e)     For the unaudited condensed consolidated pro forma balance sheet, reflects basic and diluted earnings per common share for the issuance of shares of Class A common stock in the Offering as shown below:

September 30, 2021
BASIC
Net income (loss) attributable to stockholders
Shares issued in the Offering
Basic EPS

DILUTED
Numerator:
Net income (loss) attributable to stockholders
Effect of dilutive securities

Diluted net income (loss) attributable to stockholders
Denominator:
Basic weighted average shares outstanding
Effect of dilutive securities

Diluted weighted average shares outstanding

For the unaudited condensed consolidated pro forma statement of operations, reflects basic and diluted earnings (loss) per common share for the issuance of shares of Class A common stock in the SAFE Conversions and the Offering as shown below:

September 30, 2021
BASIC
Net income (loss) attributable to stockholders
Shares issued in the SAFE Conversions and the Offering
Basic EPS

RHODIUM ENTERPRISES, INC.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

2.      Pro Forma Adjustments and Assumptions (cont.)

September 30, 2021
DILUTED
Numerator:
Net income (loss) attributable to stockholders
Effect of dilutive securities

Diluted net income (loss) attributable to stockholders
Denominator:
Basic weighted average shares outstanding
Effect of dilutive securities

Diluted weighted average shares outstanding

Basic earnings per share measures the performance of an entity over the reporting period. Diluted earnings per share measures the performance of an entity over the reporting period while giving effect to all potentially dilutive common shares that were outstanding during the period. The Company uses the “if-converted” method to determine the potential dilutive effect of its Class B common stock. On a pro forma basis for the nine months ended September 30, 2021 and the period from April 1, 2020 (inception) to December 31, 2020, the Class B common stock was not recognized in dilutive earnings per share calculations as it would have been antidilutive.

(f)     Reflects the issuance of additional Class B common stock in connection with the IPO Reorganization and the reclassification of the Class B common stock as a result of certain redemption rights held by Imperium. As such, the Company adjusts temporary equity to its maximum redemption amount at the balance sheet date, if higher than the carrying amount. Changes in the redemption value are recognized immediately as they occur, as if the end of the reporting period was also the redemption date for the instrument, with an offsetting entry to additional paid-in capital.

Rhodium Enterprises Inc.
Condensed Consolidated Balance Sheets
(in thousands, except for par value, share and per share amounts)

	As of September 30, 2021	As of December 31, 2020
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$103,799	$9,059
Digital assets	12,523	137
Accounts receivable	16	—
Right-of-use asset, net	—	2,112
Deposits on equipment, current	48,667	9,479
Prepaid expenses and other current assets	5,249	1,541
Total current assets	170,254	22,328

Other assets
Property and equipment, net	88,337	22,647
Deferred tax assets, net	—	187
Electrical deposits, long-term	6,120	—
Deposits on equipment, long-term	3,922	—
Other long-term assets	7,600	102
Total other assets	105,979	22,936

Total assets	$276,233	$45,264

Liabilities and stockholders’ and members’ equity

Current liabilities:
Accounts payable	$1,582	$227
Accrued expenses	1,322	308
Lease liability	19	2,445
Notes payable – related parties	30,000	—
Income tax payable	13,940	—
Other current liabilities	1,475	260
Total current liabilities	48,338	3,240

Long-term liabilities:
Notes payable – noncurrent	54,600	37,744
SAFE Agreements	86,993	—
Other long-term liabilities	85	—
Total long-term liabilities	141,678	37,744

Total liabilities	190,016	40,984

Commitments and contingencies (Note 12)

Stockholders’ and members’ equity
Class A shares ($0.0001 par value, 400,000,000 shares authorized and 110,593,401 issued and outstanding as of September 30, 2021, none authorized or outstanding as of December 31, 2020)	11	—
Class B shares ($0.0001 par value, 100 shares authorized, issued and outstanding as of September 30, 2021, none authorized, issued or outstanding as of December 31, 2020)	—	—
Retained earnings	64,423	(287)
Non-controlling interest	21,783	4,567
Total stockholders’ and members’ equity	86,217	4,280

Total liabilities and stockholders’ and members’ equity	$276,233	$45,264

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Rhodium Enterprises Inc.
Condensed Consolidated Statements of Operations (unaudited)
(in thousands except for share and per share amounts)

	For the nine months ended September 30, 2021	For the period from April 1, 2020 (Inception) to September 30, 2020
Revenue:
Revenue, net – digital asset mining	$82,097	$97

Costs and expenses:
Cost of revenue, excluding colocation expense, depreciation and amortization	6,751	20
Cost of revenue – colocation expense	2,512	—
Selling, general and administrative	8,119	499
Depreciation and amortization	10,383	995
Impairment of digital assets	30,717	3
Total costs and expenses	58,482	1,517

Operating profit (loss)	23,615	(1,420)

Other income (expense)
Realized gain on sale of digital assets	41,604	—
Interest expense	(1,620)	(193)
SAFE valuation gain (loss)	(2,618)	—
Other income, net	2,603	145
Total other income (expense)	39,969	(48)

Income (loss) before provision for income taxes	63,584	(1,468)

Provision for (benefit from) income taxes	14,205	(409)

Net income (loss)	49,379	(1,059)

Net income (loss) attributable to non-controlling interest	35,878	(315)

Net income (loss) attributable to Rhodium Enterprises, Inc.	$13,501	$(744)

Net income (loss) available to Class A common stock per share:
Basic:	$0.10
Diluted:	$0.10

Weighted average shares of Class A common stock outstanding:
Basic:	110,593,401
Diluted:	110,593,401

____________

(1)      Basic and diluted earnings per share of Class A common stock is presented only for the period after the Company’s Corporate Reorganization. See Note 1 for a description of the Corporate Reorganization. See Note 14 for the calculation of earnings per share.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Rhodium Enterprises Inc.
Condensed Consolidated Statements of Changes in Equity (unaudited)
(in thousands except for shares)

	Class A Shares		Class B Shares		Retained Earnings	Non- Controlling Interest	Total Equity
	Shares	Amount	Shares	Amount
Balance – April 1, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Contributions from non-controlling interest holders	—	—	—	—	—	269	269
Net loss	—	—	—	—	(150)	(101)	(251)
Balance – June 30, 2020	—	—	—	—	(150)	$168	$18
Contributions from non-controlling interest holders	—	—	—	—	—	720	720
Net loss	—	—	—	—	(594)	(214)	(808)
Balance – September 30, 2020	—	—	—	—	(744)	$674	$(70)

Balance – December 31, 2020	—	—	—	—	(287)	$4,567	$4,280
Contributions from non-controlling interest holders	—	—	—	—	—	38,792	37,292
Dividend payments to interest holders	—	—	—	—	(483)	(588)	(1,071)
Net income	—	—	—	—	7,070	6,904	13,974
Balance – March 31, 2021	—	—	—	—	6,300	$49,675	$55,975
Contributions from non-controlling interest holders	—	—	—	—	—	954	954
Dividend payments to interest holders	—	—	—	—	(1,111)	(3,145)	(4,256)
Net income (loss)	—	—	—	—	(4,790)	5,728	938
Formation of Rhodium Enterprise and Rollup of Non-Controlling Interest (NCI) to Class A shares	110,593,401	11	100	—	52,802	(52,813)	—
Balance – June 30, 2021	110,593,401	$11	100	$—	$53,201	$399	$53,611
Dividend payments to interest holders	—	—	—	—	—	(1,862)	(1,862)
Net income	—	—	—	—	11,222	23,246	34,468
Balance – September 30, 2021	110,593,401	$11	100	$—	$64,423	$21,783	$86,217

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Rhodium Enterprises Inc.
Condensed Consolidated Statements of Cash Flows (unaudited)
(in thousands)

	For the Nine Months Ended September 30, 2021	For the Period from April 1, 2020 (inception) to September 30, 2020
Cash flows from operating activities
Net income (loss)	$49,379	$(1,059)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	10,383	995
Impairment of digital assets	30,716	3
Realized gain on sale of digital assets	(41,604)	—
Realized gain on sale of investments	(322)	—
Unrealized gain on investments	136	(143)
Non-cash valuation loss on SAFE Agreements	2,618	—
Non-cash interest expense on notes payable	856	127
Non-cash change in deferred tax assets and liabilities	268	(419)
Changes in assets and liabilities:
Digital assets	(82,097)	(97)
Accounts receivable	(16)	—
Prepaid expenses and other current assets	(4,819)	(860)
Electrical deposits	(6,120)	—
Accounts payable	1,355	63
Accrued expenses	1,014	20
Income tax payable	13,940	—
Other current liabilities	360	10
Net cash used in operating activities	(23,953)	(1,360)

Cash flows from investing activities
Proceeds from sale of investments	1,322	—
Purchase of investments	—	(2,000)
Proceeds from sale of digital assets	237,969	—
Purchase of digital assets	(157,369)	—
Deposits on equipment	(43,110)	(5)
Security deposits	(7,498)	(102)
Purchases of property and equipment	(73,927)	(23,796)
Net cash used in investing activities	(42,613)	(25,903)

Cash flows from financing activities
Proceeds from equity financing	39,746	989
Proceeds from the issuance of notes payable	54,600	30,119
Proceeds from the issuance of SAFE Agreements	84,375	—
Proceeds from issuance of notes payable to related parties	31,600	—
Payment of notes payable to related parties	(1,600)	—
Payments of notes payable	(37,743)	—
Distributions to equity holders	(7,189)	—
Lease liability principal payments	(2,483)	—
Net cash provided by financing activities	161,306	31,108

Net increase in cash and cash equivalents	94,740	3,845
Cash and cash equivalents at beginning of period	9,059	—
Cash and cash equivalents at end of period	$103,799	$3,845

Supplemental disclosure of cash flow information:
Cash paid for interest	$764	$—
Cash paid for income taxes	$—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 1. Organization

Nature of operations: Rhodium Enterprises, Inc. (“Rhodium Enterprises” or the “Company”) was formed on April 1, 2021 as a Delaware corporation to become a holding corporation for Rhodium Technologies LLC (formerly named Rhodium Enterprises LLC) (“Rhodium Holdings”) and its subsidiaries upon completion of a corporate reorganization that closed on June 30, 2021. The Company has no material assets other than its ownership of units in Rhodium Holdings (the “Rhodium Units”). The Company, together with its subsidiaries, operates a digital asset mining operation, which utilizes specialized computers (also known as “miners”) using application-specific integrated circuit (“ASIC”) chips to solve complex cryptographic algorithms in order to support the Bitcoin blockchain (in a process known as “solving a block”), in exchange for digital asset (Bitcoin) rewards.

Rhodium Enterprises is the sole managing member of Rhodium Holdings, controls, and is responsible for all operational, management and administrative decisions related to Rhodium Holdings’ business and consolidates the financial results of Rhodium Holdings and its subsidiaries.

The operating subsidiaries of the Company include: Rhodium Industries LLC (“Rhodium Industries”), formed as a Delaware limited liability company on May 17, 2021, Rhodium Renewables LLC (“Rhodium Renewables”), formed as a Delaware limited liability company on March 17, 2021, Rhodium Shared Services LLC (“Rhodium Shared Services”), formed as a Delaware limited liability company on December 23, 2020, Air HPC LLC (“Air HPC”), formed as a Delaware limited liability company on October 23, 2020, and Air HPC’s subsidiary, Jordan HPC LLC (“Jordan HPC”), formed as a Delaware limited liability company on October 23, 2020, and the consolidated accounts of Rhodium JV LLC (“Rhodium JV”), formed as a Delaware limited liability company on April 8, 2020, include its owned subsidiaries Rhodium 2.0 LLC (“Rhodium 2.0”), formed as a Delaware limited liability company on December 17, 2020, Rhodium 30MW LLC (“Rhodium 30MW”), formed as a Delaware limited liability company on April 1, 2020, Rhodium 10MW LLC (“Rhodium 10MW”), formed as a Delaware limited liability company on March 12, 2021, and Rhodium Encore LLC (“Rhodium Encore”), formed as a Delaware limited liability company on January 8, 2021.

Effective June 30, 2021, the Company completed the execution of its corporate reorganization whereby (1) all non-controlling interest unit holders of Rhodium 30MW LLC, Jordan HPC LLC, Rhodium Encore LLC, Rhodium 2.0 LLC, and Rhodium 10MW LLC; and (2) all non-controlling interest unit holders of Rhodium Holdings (collectively, the “Rollup Participants”) entered into a transaction whereby in-kind contributions of the Rollup Participants’ ownership in the respective entities (the “Non-Controlling Membership Interests”) were made to Rhodium Enterprises in exchange for 110,593,401 shares of Class A common stock, par value $0.0001 per share, of Rhodium Enterprises (the “Class A Common Stock”). Rhodium Enterprises then transferred the Non-Controlling Membership Interests to Rhodium Holdings in exchange for Rhodium Units as a value-for-value in-kind contribution.

Immediately prior to the corporate reorganization, Imperium Investments Holdings LLC (“Imperium”), a limited liability company, directly held 92% of the equity interests in Rhodium Holdings, which held 100% of the equity interests in its subsidiaries, Rhodium Industries, Rhodium Shared Services, Rhodium JV and Air HPC. Rhodium JV held interests in its subsidiaries, Rhodium 30MW, Rhodium Encore, Rhodium 10MW and Rhodium 2.0 (70%, 50%, 50% and 65%, respectively). Air HPC held 50% of the equity of its subsidiary, Jordan HPC.

As a result of the corporate reorganization, (a) Imperium retained 180,835,811 Rhodium Units, or approximately 62% of the economic interest in Rhodium Holdings, (b) Rhodium Enterprises acquired 110,593,401 Rhodium Units, or approximately 38% of the economic interest in Rhodium Holdings, (c) Rhodium Enterprises became the sole managing member of Rhodium Holdings, and is responsible for all operational, management and administrative decisions relating to Rhodium Holdings’ business and will consolidate financial results of Rhodium Holdings and its subsidiaries, (d) Rhodium Enterprises became a holding company whose only material asset consists of membership interests in Rhodium Holdings, (e) Rhodium Enterprises issued 100 shares of its Class B

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 1. Organization (cont.)

common stock, par value $0.0001 per share, to Imperium, which has 100% of the outstanding voting power of Rhodium Enterprises, (f) Rhodium Enterprises issued 110,593,401 shares of Class A Common Stock to the Rollup Participants, which has no voting power of Rhodium Enterprises, and (g) Rhodium Holdings directly or indirectly owns all of the outstanding equity interests in the subsidiaries through which the Company operates its assets.

Note 2. Liquidity and Financial Condition

The Company commenced primary mining operations in late 2020 and has incurred significant capital expenditures in the construction of the Company’s mining facility. At September 30, 2021, the Company had approximate balances of cash and cash equivalents of $103,799, working capital of $121,916, total members’ equity of $86,217 and retained earnings of $64,822. The Company believes its current cash on hand is sufficient to meet its operating and capital requirements for at least the next twelve months from the date these condensed consolidated financial statements are issued.

During the nine months ended September 30, 2021, the Company paid approximately $43,110 as deposits primarily for miners and has received approximately $208,721 in net proceeds from a combination of debt and equity financing to fund the buildout of its operations.

COVID-19

The novel strain of coronavirus (“COVID-19”) global pandemic has been unprecedented and unpredictable and is likely to continue to result in significant national and global economic disruption, which may adversely affect the Company. Based on the Company’s current assessment, however, the Company does not expect any material impact on its long-term strategic plans, its operations, or its liquidity due to the worldwide spread of the COVID-19 virus. However, the Company is actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, and industry.

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. In the opinion of management, the accompanying unaudited condensed interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of such interim results.

The results for the unaudited condensed interim consolidated statements of operations are not necessarily indicative of results to be expected for the year ending December 31, 2021 or for any future interim period. The unaudited condensed interim consolidated financial statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2020 and notes thereto.

Principles of consolidation

The condensed consolidated financial statements include the accounts of Rhodium Enterprises Inc. and its respective subsidiaries. All inter-company accounts, balances, and transactions have been eliminated.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

Use of estimates

The preparation of condensed consolidated financial statements in conformity U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheets and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates. The most significant accounting estimates inherent in the preparation of the Company’s condensed consolidated financial statements include estimates associated with revenue recognition, asset valuations, the useful lives and recoverability of long-lived assets, impairment analysis of indefinite lived intangibles, and the valuation allowance associated with the Company’s deferred tax assets.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company held no cash equivalents as of September 30, 2021 or December 31, 2020. From time to time, the Company’s cash account balances exceed federally insured limits. The Company has never suffered a loss due to such excess balances and believes the risk associated with concentrations of cash balances to be minimal.

Fair value of financial instruments

The Company accounts for financial instruments under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access on the measurement date;

Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 — assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents and accounts payable, approximate fair value due to the short-term nature of these instruments.

Digital Assets

Digital assets, including bitcoin, are included in current assets in the accompanying condensed consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Digital assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

the digital asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital assets by the Company are included within investing activities in the accompanying condensed consolidated statements of cash flows, while digital assets awarded to the Company through its mining activities are included within operating activities in the accompanying condensed consolidated statements of cash flows. Proceeds from the sale of digital assets are included within investing activities in the accompanying condensed consolidated statements of cash flows and any realized gains or losses from such sales are included in realized gain (loss) on digital assets in the condensed consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first-in, first-out (“FIFO”) method of accounting.

Property and equipment, net

Property and equipment, net is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Expenditures for repairs and maintenance are charged to expense in the period incurred. Gains and losses realized on the disposal or retirement of property and equipment are recognized as other income or expense in the accompanying condensed consolidated statements of operations.

Impairment of long-lived assets

Management reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the nine months ended September 30, 2021 and September 30, 2020 and for the period from April 1, 2020 (inception) to September 30, 2020, no impairment of long-lived assets was recognized.

Leases

The Company accounts for its leases in accordance with ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded in the condensed consolidated balance sheets as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components as permitted under ASC 842. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election.

Revenue recognition

The Company’s sole revenue source is Bitcoin rewards plus network transaction fees (less any mining pool transaction fees, if any) from the Bitcoin network. The Bitcoin network is completely decentralized. Miners validate transactions, converting electricity into computational power (or “hash rate”) which is then applied to complex

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

mathematical problems in order to “solve” the transaction and validate it to the Bitcoin network. The “reward” (or revenue) generated from processing these transactions is newly minted Bitcoin. This Bitcoin can then be converted to U.S. dollars via over-the-counter exchanges, private sales, or regulated U.S. exchanges.

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•        Step 1: Identify the contract with the customer

•        Step 2: Identify the performance obligations in the contract

•        Step 3: Determine the transaction price

•        Step 4: Allocate the transaction price to the performance obligations in the contract

•        Step 5: Recognize revenue when, or as, the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets the definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract). If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•        Variable consideration

•        Constraining estimates of variable consideration

•        The existence of a significant financing component in the contract

•        Noncash consideration

•        Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company has entered into digital asset mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

is entitled to a fractional share of the fixed digital asset award the mining pool operator receives, less digital asset transaction fees to the mining pool operator ($0 mining pool fees incurred for the nine months ended September 30, 2021 and for the period from April 1, 2020 (inception) to September 30, 2020) which are recorded as a reduction of revenue), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital asset award received is determined using the quoted price of the related digital asset at the time of receipt. There is currently no specific definitive guidance under U.S. GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted, the Company may be required to change its policies, which could have an effect on the Company’s condensed consolidated financial position and results from operations.

Cost of revenue

The Company’s cost of revenue consists primarily of electric power costs related to the mining operations of earning bitcoin including other utilities, labor, insurance whether incurred directly from self-mining operations or reimbursed, any payments due under colocation agreements, but excluding depreciation and amortization, which are separately stated in the accompanying condensed consolidated statements of operations. See Note 12 for further information related to the colocation expense. For the period from April 1, 2020 (inception) to September 30, 2020, the Company did not incur any costs of revenue related to other utilities, labor, insurance or amounts due under colocation agreements.

Income taxes

The Company accounts for income taxes under the asset and liability method in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC 740, Income Taxes, also clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

The Company’s policy is to recognize both interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of September 30, 2021 and December 31, 2020, there were no interest or penalties associated with unrecognized tax benefits.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision — making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision — making group is composed of the chief executive officer. The Company currently operates in one segment surrounding its digital asset mining operation.

Non-controlling interests

The Company is the sole managing member of Rhodium Holdings and holds no less than a 51% majority of the voting interests in Rhodium Holdings. As a result, the Company consolidates the financial results of Rhodium Holdings, and reports a non-controlling interest representing the common units of Rhodium Holdings held by the continuing equity owners. Changes in the Company’s ownership interest in Rhodium Holdings while the Company retains its controlling interest in Rhodium Holdings will be accounted for as equity transactions. As such, any changes in the ownership of common units of Rhodium Holdings by the continuing equity owners will reduce or increase the amount recorded as non-controlling interest.

As of September 30, 2021, the Company owned the following units in Rhodium Holdings, representing a 37.9% economic ownership interest in Rhodium Holdings:

Rhodium Enterprises, Inc.	110,593,401
Non-controlling Interests	180,835,811
Total	291,429,212

Concentrations

Electric costs from one supplier of the Company represent 69% of the Company’s condensed consolidated cost of revenue for the nine months ended September 30, 2021. Electric costs from one supplier of the Company represent 100% of the Company’s condensed consolidated cost of revenue for the period from April 1, 2020 (inception) to September 30, 2020.

Revenue from two customers represent 100% of the Company’s condensed consolidated revenue for the nine months ended September 30, 2021. Revenue from one customer represent 100% of the Company’s condensed consolidated revenue for the period from April 1, 2020 (inception) to September 30, 2020.

Recently Issued and Adopted Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its condensed consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s condensed consolidated financial statements properly reflect the change. During the nine months ended September 30, 2021, the Company did not adopt any new accounting pronouncements that had a material effect on its condensed consolidated financial statements.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 4. Digital Assets

The Company began mining bitcoin in September 2020 with various subsidiaries starting mining operations throughout 2021. For the nine months ended September 30, 2021, the Company mined approximately 1,847 bitcoin resulting in $82,097 of mining revenue recognized. As of September 30, 2021, the Company holds approximately 215 bitcoin, 1 Ether, and 2,000,000 Tether.

For the period from April 1, 2020 (inception) to September 30, 2020, the Company mined approximately 9 bitcoin, resulting in $97 of mining revenue recognized. As of December 31, 2020, the Company held approximately 5 bitcoin.

Note 5. Investments

As of September 30, 2021 and December 31, 2020, the Company had $0 and $1,136, respectively, of investment in an open-end fund, which is recorded within Prepaids and other current assets in the accompanying condensed consolidated balance sheets. These investments are measured at fair value using estimated net asset value reported by the issuer as a practical expedient for fair value. The investment was redeemed or liquidated during the three months ended March 31, 2021. As a result, the Company did not hold any units as of September 30, 2021. As of December 31, 2020, the Company held 131,590 units at an average cost per unit of $7.60 and net asset value per unit of $8.64. Investments reported at net asset value as a practical expedient to fair value are not reported within the fair value hierarchy per ASC 820, Fair Value Measurement.

For the nine months ended September 30, 2021 and the period from April 1, 2020 (inception) to September 30, 2020, the Company had net realized gains from the sale of investments of $322 and $0 recorded within other income, net in the accompanying condensed consolidated statements of operations, respectively.

Period from December 31, 2020 to September 30, 2021
Investments held at December 31, 2020	$1,136
Purchases during the period	—
Sales during the period	(1,322)
Gain recognized on sales during the period	186
Unrealized gain as of September 30, 2021	—
Investment balance as of September 30, 2021	$—
Period from April 1, 2020 (inception) to September 30, 2020
Investments held at April 1, 2020	$—
Purchases during the period	2,000
Sales during the period	—
Gain recognized on sales during the period	—
Unrealized gain as of September 30, 2020	143
Investment balance as of September 30, 2020	$2,143

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 6. Property and Equipment, Net

Property and equipment, net consisted of the following:

	Estimated Life (Years)	September 30, 2021	December 31, 2020
Miners	3	$45,820	$12,647
Cooling and infrastructure equipment	10	29,285	10,526
Buildings	39	2,099	1,500
Other equipment	5 – 8	3,066	223
Construction in progress		18,553	—
Total cost of property and equipment		98,823	24,896
Less accumulated depreciation		(10,486)	(2,249)
Property and equipment, net		$88,337	$22,647

There were no impairment charges for the nine months ended September 30, 2021 or the period from April 1, 2020 (inception) to September 30, 2020. Depreciation expense for the nine months ended September 30, 2021 was $8,233. Depreciation expense for the period from April 1, 2020 (inception) to September 30, 2020 was $995.

As of September 30, 2021 and December 31, 2020, the Company had prepaid deposits on equipment purchases totaling $52,589 and $9,479, respectively, which are recorded within Deposits on equipment, current and Deposits on equipment, non-current in the accompanying condensed consolidated balance sheets.

Construction in progress consists of various projects to build out the cryptocurrency miner power infrastructure and is not depreciable until the asset is considered in service and successfully powers and runs the attached cryptocurrency miner. Completion of these projects will have various rollouts of power transformed containers, along with the powering supplies, and are designed to calibrate power from the plant to the container that houses multiple cryptocurrency miners. The balance of $18,553 as of September 30, 2021 represents open contracts with vendors that have future completion dates scheduled for the remainder of 2021.

Note 7. Income Taxes

The Company’s effective income tax rate was 22.3% for the nine months ended September 30, 2021. The provision for income taxes was $14,205 for the nine months ended September 30, 2021.

The Company’s effective income tax rate was 25.4% for the period from April 1, 2020 (inception) to September 30, 2020. The benefit from income taxes was $(409) for the period from April 1, 2020 (inception) to September 30, 2020.

The provision for income taxes for the nine months ended September 30, 2021 and the period from April 1, 2020 (inception) to September 30, 2020, differed from the federal statutory rate primarily permanent differences, state taxes, and research and development tax credits.

The Company records its provision for (benefit from) income taxes on an interim basis using an estimated annual effective tax rate. This rate is applied to the current period ordinary income or loss to determine the income tax provision or benefit allocated to the interim period. The income tax effects of unusual or infrequent items are excluded from the estimated annual effective tax rate and are recognized in the impacted interim period

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. In the normal course of business, the Company is examined by various tax authorities, including the Internal Revenue Service in the United States. There are currently no federal or state audits in process.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 8. Equity

As of December 31, 2020, the Company consisted of the combined and consolidated financial statements of Rhodium Enterprises LLC and Rhodium JV LLC and their respective operating subsidiaries, Jordan HPC and Rhodium 30MW. Jordan HPC was formed on October 23, 2020, and funded through a total offering of $14,000, including $8,571 of promissory notes and $5,429, of which $3,839 had been received as of December 31, 2020, in Class B-Unit membership interests representing 50% ownership of Jordan. A single Class A voting unit member, Air HPC, holds the remaining 50% Class B-Unit membership interest in Jordan and is the only member with voting rights. Rhodium 30MW was formed on April 1, 2020, and funded through a total offering of $30,144, including $29,172 of promissory notes and $972 in Class B-Unit membership interests representing 30% ownership of the entity. A single Class A voting unit member, Rhodium JV, holds the remaining 70% Class B-Unit membership interests in Rhodium 30MW and is the only member with voting rights. For each respective subsidiary, Class A-Units hold all the voting rights but hold no rights to the economic results of the subsidiary. Class B-Units hold no voting rights but hold all the rights to the economic results of the subsidiary.

As of September 30, 2021, Class A common stockholders have the right to the economic results of the Company, receive dividends as declared by the board of directors of the Company and upon dissolution, the right to receive pro rata distribution of remaining assets after payments to creditors. Class B common stock does not have any right to the economic results of the company, dividends or distributions upon liquidation.

Note 9. Notes Payable

Notes payable consisted of the following as of September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
$29,172 of promissory notes with an interest rate of 1.6% per annum, principal payment due at maturity of June 2024	$—	$29,172
$8,572 of promissory notes with an interest rate of 1.6% per annum, principal payment due at maturity of November 2023	—	8,572
$54,600 of promissory notes with an interest rate of 0.2% per annum, principal payment due at maturity of July 2024	54,600	—
$30,000 of current loans with an interest rate of 12.0% per annum, principal payment due at maturity of June 2022	30,000	—
Total notes payable	84,600	37,744
Less current portions	30,000	—
Total notes payable – noncurrent	$54,600	$37,744

Future scheduled maturities on the outstanding borrowings for each of the next five years as of September 30, 2021 are as follows:

Years Ending December 31:
Remainder of 2021	$—
2022	30,000
2023	—
2024	54,600
2025	—
$84,600

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 9. Notes Payable (cont.)

February 22, 2021 — $14,000 financing of Jordan HPC LLC

Completion of an air-cooled, 25 megawatt, project-level financing of $14,000 in total (“Project Jordan”) for Jordan HPC LLC. Project Jordan financing was used to secure additional mining equipment for 25 megawatts worth of power capacity. Project Jordan utilized existing, pre-constructed electrical infrastructure which required minimal capital expenditure from the Company in order to get the newly purchased miners operational.

The total proceeds raised in connection with Project Jordan were $14,000, which was structured as part debt and part equity. A UCC-1 statement was filed on February 22, 2021 giving the debt holder first position creditor rights on the assets of Project Jordan. The total debt raised in connection with the offering was $8,572. Such debt had a three (3) year maturity date with interest only payable annually with a balloon payment due at maturity. There is no prepayment penalty. The interest rate is 1.6% per annum, which was the applicable federal rate at the time of the offering. The debt is not convertible to equity. The debt is owed to the former non-controlling interest holders of Jordan HPC LLC. The financing round closed on February 22, 2021. Those non-controlling interest holders subsequently transferred their units in Jordan HPC LLC to Rhodium Enterprises, Inc. in exchange for Rhodium Enterprises, Inc. shares, which is described in the June 30, 2021 Corporate Reorganization transaction in Note 1. The debt was subsequently fully repaid with cash flows from operations as of June 30, 2021.

March 3, 2021 — $33,000 financing of Rhodium Encore LLC

Completion of a liquid-cooled, 25 megawatt, project-level financing of $33,000 in total (“Project Encore”) for Rhodium Encore LLC.    Project Encore financing was used to secure additional mining equipment for 25 megawatts worth of power capacity and related liquid-cooling and electrical infrastructure. Rhodium Encore LLC was formed on January 8, 2021, as a wholly-owned subsidiary of Rhodium JV LLC prior to the project-level financing of $33,000.

The total proceeds raised in connection with Project Encore was $33,000, which was structured as part debt and part equity. A UCC-1 statement was filed on March 3, 2021, giving the debt holder first position creditor rights on the assets of Project Encore. The total debt raised in connection with the offering was $23,100. Such debt had a three (3) year maturity date with interest only payable annually with a balloon payment due at maturity. There is no prepayment penalty. The interest rate is 0.20% per annum (20 basis points), which was the applicable federal rate at the time of the offering. The financing round closed on March 3, 2021. The debt is not convertible to equity. The debt is owed to the former non-controlling interest holders of Rhodium Encore LLC. Those non-controlling interest holders subsequently transferred their units in Rhodium Encore LLC to Rhodium Enterprises, Inc. in exchange for Rhodium Enterprises, Inc. shares, as of June 30, 2021.

March 18, 2021 — $45,000 financing of Rhodium 2.0 LLC

Completion of a liquid-cooled, 35 megawatt, project-level financing of $45,000 in total (“Project 2.0”) for Rhodium 2.0 LLC. Project 2.0 financing was used to secure additional mining equipment for 35 megawatts worth of power capacity and related liquid-cooling and electrical infrastructure.

The total proceeds raised in connection with Project 2.0 was $45,000, which was structured as part debt and part equity. A UCC-1 statement was filed on March 18, 2021, giving the debt holder first position creditor rights on the assets of Project 2.0. The total debt raised in connection with the offering was $31,500. Such debt had a three (3) year maturity date with interest only payable annually with a balloon payment due at maturity. There is no prepayment penalty. The interest rate is 0.20% per annum (20 basis points), which was the applicable federal rate at the time of the offering. The financing round closed on March 3, 2021. The debt is owed to the former non-controlling interests holders of Rhodium 2.0 LLC. Those non-controlling interest holders subsequently transferred their units in Rhodium 2.0 LLC to Rhodium Enterprises, Inc. in exchange for Rhodium Enterprises, Inc. shares, as of June 30, 2021.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 9. Notes Payable (cont.)

June 17, 2021 — $30,000 in bridge loans

Rhodium Enterprises, Inc. secured $30,000 in bridge loans from various investors in order to capitalize on market purchasing power opportunities for additional ASIC miners. The bridge loans bear a 12% interest rate per annum and have a 1-year maturity date.

Note 10. Right-of-Use Assets and Lease Liabilities

On October 1, 2020, Rhodium 30MW entered into a finance lease with Arctos Capital that was used to fund the purchase of 1,900 MicroBT M30S Mining Servers, for a total financed amount of $2,816, at 15.0% interest per annum payable over a 12-month term. The right-of-use asset balance as of December 31, 2020 of $2,112 is recorded within Right-of-use asset, net in the accompanying condensed consolidated balance sheet. There was no right-of-use asset recorded as of September 30, 2021. Payments of $145 are due monthly with the remaining balance due at maturity on October 1, 2021. Lease expense for the nine months ended September 30, 2021 is $2,483. There was no lease expense recorded for the period from April 1, 2020 (inception) to September 30, 2020. The components of lease cost are as follows:

	Nine Months Ended September 30, 2021	Period from April 1, 2020 (inception) to September 30, 2020
Finance lease cost:
Amortization of right-of-use asset	$2,150	$—
Interest on lease liabilities	207	—
Total lease cost	$2,357	$—
	As of September 30, 2021	As of December 31, 2020
Finance lease:
Weighted-average remaining lease term (years)	0.0	0.75
Weighted-average discount rate	15%	15%
	Nine Months Ended September 30, 2021	Period from April 1, 2020 (inception) to September 30, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$207	$—
Financing cash flows from finance leases	2,483	—

Note 11. Simple Agreement for Future Equity

In June 2021, the Company entered into Simple Agreement for Future Equity (“SAFE”) agreement (the “SAFE Agreements”) with an investor pursuant to which the Company received funding of $50,000 in exchange for agreement to issue the investor shares of Class A common stock upon occurrence of a subsequent financing or listing event. In September 2021, the Company entered into additional SAFE Agreements of $34,375 in exchange for agreement to issue the investor shares of Class A common stock upon occurrence of a subsequent financing or listing event.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 11. Simple Agreement for Future Equity (cont.)

The number of shares to be received by the SAFE Agreements investors was based on a 15% discount of the pricing in the triggering equity financing and includes a valuation cap for the overall enterprise value. In a liquidity or dissolution event, the investors’ right to receive cash out is junior to payment of outstanding indebtedness and creditor claims and on par for other SAFE Agreements and common stock. The SAFE Agreements have no interest rate or maturity date, and the SAFE investors have no voting right prior to conversion.

As of September 30, 2021, the SAFE Agreements had not yet converted as a qualifying financing had not yet occurred. Pursuant to the guidance under ASC 480, Distinguishing Liabilities from Equity, the Company determined that the value of the SAFE Agreements should be recorded as a liability in the accompanying condensed consolidated balance sheets. For the nine months ended September 30, 2021, the Company recognized $(2,618), and $0 for the period from April 1, 2020 (inception) to September 30, 2020, which is recorded in SAFE valuation gain (loss) in the accompanying condensed consolidated statements of operations.

Note 12. Commitments and Contingencies

Whinstone Colocation Agreements

The Company has entered into colocation hosting and servicing agreements with Whinstone US, Inc. (“Whinstone”) on June 30, 2020 with a ready for use date of September 30, 2020. These agreements provide the Company access to energy prices to power the Company’s mining operation. The Company will pay Whinstone a percentage of after-tax cash, as defined in the agreements. The Company accrues the expense each period based on the results of operating subsidiaries and the expected future cash flow requirements of those subsidiaries. The Company incurred an expense of $2,512 for the nine months ended September 30, 2021, and $0 for the period from April 1, 2020 (inception) to September 30, 2020, which is recorded in Cost of revenue — colocation expense in the accompanying condensed consolidated statements of operations. For the nine months ended September 30, 2021, $4,050 in cash payments were made to Whinstone. No payments were made or balances due for the period from April 1, 2020 (inception) to September 30, 2020.

As part of the Whinstone agreements, Whinstone agreed to provide at least 125MW of power to the Company and to perform all maintenance necessary to operate the Company’s miners at the facility. Pursuant to the Whinstone agreement, the Company has an unconditional monthly minimum power purchase obligation of approximately $982, or $32.7 per day, if certain minimum power draws are not met. This amount is fixed for the duration of the contract. The Company purchased $4,630 for the nine months ended September 30, 2021, and $20 for the period from April 1, 2020 (inception) to September 30, 2020, which is recorded within Cost of revenue in the accompanying condensed consolidated statements of operations. The initial term of the Whinstone Agreement is three years with the option for the Company to extend to ten years.

The Company determined the agreements with Whinstone does not meet the definition of a lease in accordance with ASC 842, Leases.

NetZero Energy Lease

On August 31, 2021, Rhodium Renewables LLC, a 100% owned subsidiary of the Company, signed a binding lease agreement for a 185 megawatt site in Texas with Temple Green Data LLC, NetZero Energy LLC and/or its affiliates and/or subsidiaries (“NetZero Energy”). The site is for the exclusive use of Rhodium Renewables LLC and has a 10-year term expiring in 2032, with options to extend the term for an additional 10 years. The site is to include two single-story data server halls to be constructed on the site, approximating 51,680 and 46,880 square feet, respectively. The anticipated contractual target operational commencement dates are May 15, 2022 and August 15, 2022 for the first and second buildings, respectively. The contractual target substantial completion date is December 31, 2022.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 12. Commitments and Contingencies (cont.)

The base rent for the site for the 10-year term is $1,087 per month. Rent payments will start once commencement date conditions are reached which are anticipated to be May 15, 2022 and August 15, 2020 for the first and second buildings, respectively. Additionally, to align the economic interests of the Company and NetZero Energy and encourage optimal electrical uptime, the Company has entered into a profit-sharing arrangement whereby the Company agrees to pay a percentage of profits generated by the Company’s subsidiary, Rhodium Renewables LLC, to NetZero Energy equal to 8%, 6% and 3% for years 1 & 2, years 3 & 4, and years 5 through 10, respectively.

The Company determined that under the agreements with NetZero, the Company does not control the asset during the construction period prior to the target operation commencement date. As such, in accordance with ASC 842, Leases, there is no lease liability or right-of-use asset recognized as of September 30, 2021. The Company determined that the agreements do meet the definition of a lease upon operational commencement in accordance with ASC 842. As of September 30, 2021, the Company has made a prepaid security deposit of $7,500 included within Other long-term assets in the accompanying condensed consolidated balance sheets.

Contingencies

From time to time, the Company is a party to or can be threatened with litigation in the ordinary course of business. The Company regularly analyzes current information, including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable and estimable liabilities for the eventual disposition of any matters. The Company was not a party to any material legal proceedings as of September 30, 2021 or December 31, 2020.

Note 13. Related Party Transactions

During the nine months ended September 30, 2021, there were zero-interest, short term loans totaling $1,600 provided from Imperium Investment Holdings LLC to Jordan HPC LLC for general corporate purposes. The loans were fully repaid within two weeks of issuance. There was no interest charged or paid.

During the nine months ended September 30, 2021, Energy Tech LLC, a related entity through common ownership and control, purchased on behalf of the Company $136 of dry coolers and related engineering services from the Company’s third-party suppliers. The Company subsequently purchased the assets from Energy Tech LLC at cost without any markup.

During the period from April 1, 2020 (inception) to September 30, 2020, the Company borrowed $2,000 from trusts controlled by certain founding shareholders. These loans bore interest at an annual rate of 5%. The Company repaid all amounts outstanding under these loans shortly after issuance and recognized total interest expense of approximately $16.

On June 17, 2021, the Company entered into a series of promissory notes for an aggregate amount of $30,000, with certain holders that are controlled by Malcolm Fairbairn, a director nominee and greater than 5% shareholder, or his immediate family. These promissory notes are comprised of (i) a $6,000 note (the “Valley Promissory Note”), (ii) a $4,000 note (the “Soleil Promissory Note”), and (iii) a $20,000 note (the “Transcend Promissory Note” and, collectively with the Valley Promissory Note and the Soleil Promissory Note, the “Bridge Loan”). Each promissory note matures on June 17, 2022 and accrues interest at 1.0% per month. During the nine months ended September 30, 2021, the Company paid (i) no principal or interest on the Valley Promissory Note ($207 in interest has accrued), (ii) no principal or interest on the Soleil Promissory Note ($138 in interest has accrued) and (iii) no principal or interest on the Transcend Promissory Note ($690 in interest has accrued).

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 14. Earnings (Loss) Per Share:

Basic earnings (loss) per share (“EPS”) of common stock is computed by dividing the Company’s earnings (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. There are no securities that could be potentially dilutive as of September 30, 2021.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings per share of Class A common stock:

July 1 to September 30, 2021
Numerator
Net income (loss)(1)	$34,468
Less: Net income (loss) attributable to non-controlling interests	$23,246
Net income attributable to Class A common shareholders	$11,222
Denominator
Weighted average shares of Class A common shares outstanding	110,593,401
Basic net income per share	$0.10

____________

(1)      Basic and diluted earnings per share of Class A common stock is presented only for the period after the Company’s Corporate Reorganization. As such, net income used in the calculation represents the income for the period from July 1, 2021 through September 30, 2021.

Note 15. Subsequent Events:

The Company evaluated subsequent events and transactions that occurred after the balance sheet date, September 30, 2021, up to the date that the condensed consolidated financial statements were issued on November 15, 2021.

On July 2, 2021, the Company entered into warrant purchase agreements, whereby the Company issued warrants, dated October 1, 2021, to purchase approximately 730,000 shares of the Company’s Class A common stock in exchange for approximately $91.

On October 12, 2021, the Company entered into a SAFE Agreement with an additional investor for cash proceeds of $2,550. The terms of the SAFE Agreements are such that upon the next qualified financing event, the SAFE Agreements shall convert to equity at a minimum 15% discount to the next priced financing round with a valuation cap.

On October 14, 2021, the Company paid $1,900 to Whinstone US Inc. based on its contractual agreements as discussed in Note 12.

On October 20, 2021, the Company signed a memorandum of understanding with its primary machine supplier in order to secure an allocation of an additional 12,000 M30S/M30S+/M30S++ miners. On October 22, 2021, the Company paid a deposit of $3,600 to be used towards the future purchase agreement.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members

Rhodium Enterprises LLC and Rhodium JV LLC and Subsidiaries

Fort Worth, Texas

Opinion on the Consolidated and Combined Financial Statements

We have audited the accompanying consolidated and combined balance sheet of Rhodium Enterprises LLC and Rhodium JV LLC and their subsidiaries (collectively, the “Company”) as of December 31, 2020, and the related consolidated and combined statements of operations, changes in members’ equity, and cash flows for the period from April 1, 2020 (inception) to December 31, 2020, and the related notes (collectively referred to as the “consolidated and combined financial statements”). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from April 1, 2020 (inception) to December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated and combined financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated and combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated and combined financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated and combined financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Armanino LLP

Dallas, Texas

October 26, 2021

We have served as the Company’s auditor since 2021.

Rhodium Enterprises LLC and Rhodium JV LLC
Consolidated and Combined Balance Sheet
(in thousands)

As of December 31, 2020
Assets

Current assets:
Cash and cash equivalents	$9,059
Digital assets	137
Right-of-use asset, net	2,112
Deposits on equipment	9,479
Prepaid expenses and other current assets	1,541
Total current assets	22,328

Other assets
Property and equipment, net	22,647
Deferred tax assets, net	187
Other long-term assets	102
Total other assets	22,936

Total assets	$45,264

Liabilities and members’ equity

Current liabilities:
Accounts payable	$227
Accrued expenses	308
Lease liability	2,445
Other current liabilities	260
Total current liabilities	3,240

Long-term liabilities:
Notes payable	37,744
Total long-term liabilities	37,744

Total liabilities	40,984

Commitments and contingencies (Note 10)

Members’ equity
Non-controlling interest	4,567
Accumulated deficit	(287)
Total members’ equity	4,280

Total liabilities and members’ equity	$45,264

The accompanying notes are an integral part of these consolidated and combined financial statements.

Rhodium Enterprises LLC and Rhodium JV LLC
Consolidated and Combined Statement of Operations
(in thousands)

Period from April 1, 2020 (Inception) to December 31, 2020
Revenue:
Revenue, net – digital asset mining	$5,150

Costs and expenses:
Cost of revenue, excluding colocation expense, depreciation and amortization	623
Cost of revenue – colocation expense	—
Selling, general and administrative	2,380
Depreciation and amortization	2,953
Impairment of digital assets	68
Total costs and expenses	6,024

Operating loss	(874)

Other income (expense)
Interest income	16
Realized gain on sale of digital assets	351
Interest expense	(422)
Other income, net	217
Total other income	162

Loss before benefit from income taxes	(712)

Benefit from income taxes	181

Net loss	(531)

Net loss attributable to non-controlling interest	(244)

Net loss attributable to Rhodium Enterprises LLC and Rhodium JV LLC	$(287)

The accompanying notes are an integral part of these consolidated and combined financial statements.

Rhodium Enterprises LLC and Rhodium JV LLC
Consolidated and Combined Statement of Changes in Members’ Equity
Period from April 1, 2020 (Inception) to December 31, 2020
(in thousands)

	Rhodium Enterprises LLC	Rhodium JV LLC	Accumulated Deficit	Non-Controlling Interest	Members’ Equity
Balance – April 1, 2020	$—	$—	$—	$—	$—
Contributions from non-controlling interest holders	—	—	—	4,811	4,811
Net loss	—	—	(287)	(244)	(531)
Balance – December 31, 2020	$—	$—	$(287)	$4,567	$4,280

The accompanying notes are an integral part of these consolidated and combined financial statements

Rhodium Enterprises LLC and Rhodium JV LLC
Consolidated and Combined Statement of Cash Flows
(in thousands)

Period from April 1, 2020 (Inception) to December 31, 2020
Cash flows from operating activities
Net loss	$(531)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,953
Amortization of debt issuance cost	13
Impairment of digital assets	68
Realized gain on sale of digital assets	(351)
Realized gain on sale of investments	(79)
Unrealized gain on investments	(136)
Non-cash interest expense on outstanding notes payable	254
Non-cash change in deferred tax assets and liabilities	(187)

Changes in assets and liabilities:
Digital assets	(5,149)
Prepaid expenses and other current assets	(406)
Accounts payable	227
Accrued expenses	308
Other current liabilities	6
Net cash used in operating activities	(3,010)

Cash flows from investing activities
Proceeds from sale of investments	1,079
Proceeds from sale of digital assets	5,295
Security deposits	(102)
Deposits on equipment	(9,479)
Purchases of investments	(2,000)
Purchases of property and equipment	(24,896)
Net cash used in investing activities	(30,103)

Cash flows from financing activities
Proceeds from contributions from non-controlling interest holders	4,811
Proceeds from the issuance of notes payable, net	37,744
Proceeds from related parties loans	2,000
Payment of related parties loans	(2,000)
Lease liability principal payments	(333)
Payment of deferred financing costs	(50)
Net cash provided by financing activities	42,172

Net increase in cash and cash equivalents	9,059
Cash and cash equivalents at beginning of period	—
Cash and cash equivalents at end of period	$9,059
Supplemental disclosure of cash flow information:
Cash paid for interest	$101
Cash paid for taxes	—
Supplemental disclosure of non-cash activities:
Right-of-use asset acquired	$2,816

The accompanying notes are an integral part of these consolidated and combined financial statements.

Rhodium Enterprises LLC and Rhodium JV LLC
Notes to Consolidated and Combined Financial Statements
(in thousands, except for miner amounts, unit and per unit amounts)

Note 1. Organization

Nature of operations:    Rhodium Enterprises LLC (“Rhodium Enterprises”), formed on October 23, 2020, and Rhodium JV LLC (“Rhodium JV”) formed on April 8, 2020, through their wholly and majority-owned subsidiaries, operate a digital asset mining operation, which utilizes specialized computers (also known as “miners”) using application-specific integrated circuit (“ASIC”) chips to solve complex cryptographic algorithms in order to support the bitcoin blockchain (in a process known as “solving a block”), in exchange for digital asset (bitcoin) rewards.

The consolidated accounts of Rhodium Enterprises include its wholly-owned subsidiary, Air HPC LLC (“Air HPC”), formed on October 28, 2020, and AIR HPC’s majority-owned subsidiary, Jordan HPC LLC (“Jordan HPC”), formed on October 23, 2020, while the consolidated accounts of Rhodium JV include its wholly-owned subsidiary, Rhodium 2.0 LLC (“Rhodium 2.0”), formed on December 17, 2020, and its majority-owned subsidiary, Rhodium 30MW LLC (“Rhodium 30MW”), which was formed on April 1, 2020.

Rhodium Enterprises, Rhodium JV, and their respective subsidiaries are collectively referred to herein as the “Company”.

Rhodium Enterprises and Rhodium JV are related entities through common ownership and control held by Imperium Holdings LLC (“Imperium”). Imperium holds all voting interests of the Company and serves as the managing member of the Company.

Subsequent to December 31, 2020, the Company completed a corporate restructuring. See Note 13 for details.

Note 2. Liquidity and Financial Condition

The Company commenced primary mining operations in late 2020 and has incurred significant capital expenditures in the construction of the Company’s mining facility. At December 31, 2020, the Company had approximate balances of cash and cash equivalents of $9,059, working capital of $19,088, total members’ equity of $4,280 and an accumulated deficit of $287. Since inception in April of 2020, the Company has relied on a combination of debt and equity financing totaling $42,555 to fund the buildout of its operations. The Company believes its current cash on hand is sufficient to meet its operating and capital requirements for at least the next twelve months from the date these consolidated and combined financial statements are issued.

COVID-19

The COVID-19 global pandemic has been unprecedented and unpredictable and is likely to continue to result in significant national and global economic disruption, which may adversely affect the Company. Based on the Company’s current assessment, however, the Company does not expect any material impact on its long-term strategic plans, its operations, or its liquidity due to the worldwide spread of the COVID-19 virus. However, the Company is actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, and industry.

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Principles of consolidation and combination

The consolidated and combined financial statements include the accounts of Rhodium Enterprises and Rhodium JV, and their respective subsidiaries. All inter-company accounts, balances, and transactions have been eliminated.

Use of estimates

The preparation of consolidated and combined financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at

Rhodium Enterprises LLC and Rhodium JV LLC
Notes to Consolidated and Combined Financial Statements
(in thousands, except for miner amounts, unit and per unit amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

the date of the balance sheet and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates. The most significant accounting estimates inherent in the preparation of the Company’s consolidated and combined financial statements include estimates associated with revenue recognition, asset valuations, the useful lives and recoverability of long-lived assets, impairment analysis of indefinite lived intangibles, and the valuation allowance associated with the Company’s deferred tax assets.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company held no cash equivalents as of December 31, 2020. From time to time, the Company’s cash account balances exceed federally insured limits. The Company has never suffered a loss due to such excess balances and believes the risk associated with concentrations of cash balances to be minimal.

Fair value of financial instruments

The Company accounts for financial instruments under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access on the measurement date;

Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 — assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents and accounts payable, approximate fair value due to the short-term nature of these instruments.

Digital Assets

Digital assets, including bitcoin, are included in current assets in the accompanying consolidated and combined balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Digital assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Rhodium Enterprises LLC and Rhodium JV LLC
Notes to Consolidated and Combined Financial Statements
(in thousands, except for miner amounts, unit and per unit amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

Purchases of digital assets by the Company are included within investing activities in the accompanying consolidated and combined statement of cash flows, while digital assets awarded to the Company through its mining activities are included within operating activities in the accompanying consolidated and combined statement of cash flows. Proceeds from the sale of digital assets are included within investing activities in the accompanying consolidated and combined statement of cash flows and any realized gains or losses from such sales are included in realized gain (loss) on digital assets in the consolidated and combined statement of operations. The Company accounts for its gains or losses in accordance with the first-in, first-out (“FIFO”) method of accounting.

Property and equipment, net

Property and equipment, net is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Expenditures for repairs and maintenance are charged to expense in the period incurred. Gains and losses realized on the disposal or retirement of property and equipment are recognized as other income or expense in the accompanying consolidated and combined statement of operations.

Impairment of long-lived assets

Management reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the period from April 1, 2020 (inception) to December 31, 2020, no impairment of long-lived assets was recognized.

Leases

The Company accounts for its leases in accordance with ASC 842, Leases (“ASC 842”). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated and combined balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term.

In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components as permitted under ASC 842. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election.

Revenue recognition

The Company’s sole revenue source is bitcoin rewards (less transaction fees) from the bitcoin network. The bitcoin network is completely decentralized. Miners validate transactions, converting electricity into computational power (or “hash rate”) which is then applied to complex mathematical problems in order to “solve” the transaction and validate it to the bitcoin network. The “reward” (or revenue) generated from processing these transactions is newly minted bitcoin. This bitcoin can then be converted to U.S. dollars via over-the-counter exchanges, private sales, or regulated U.S. exchanges.

Rhodium Enterprises LLC and Rhodium JV LLC
Notes to Consolidated and Combined Financial Statements
(in thousands, except for miner amounts, unit and per unit amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•        Step 1:    Identify the contract with the customer

•        Step 2:    Identify the performance obligations in the contract

•        Step 3:    Determine the transaction price

•        Step 4:    Allocate the transaction price to the performance obligations in the contract

•        Step 5:    Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets the definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract). If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•        Variable consideration

•        Constraining estimates of variable consideration

•        The existence of a significant financing component in the contract

•        Noncash consideration

•        Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company has entered into digital asset mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital asset award the mining pool operator receives, less digital asset transaction fees to the mining pool operator ($0 mining pool fees incurred for the period from April 1, 2020 (inception) to December 31, 2020) which are recorded as a reduction of revenue), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Rhodium Enterprises LLC and Rhodium JV LLC
Notes to Consolidated and Combined Financial Statements
(in thousands, except for miner amounts, unit and per unit amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital asset award received is determined using the quoted price of the related digital asset at the time of receipt. There is currently no specific definitive guidance under U.S. GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted, the Company may be required to change its policies, which could have an effect on the Company’s consolidated and combined financial position and results from operations.

Cost of revenue

The Company’s cost of revenue consists primarily of electric power costs related to the mining operations of earning bitcoin including other utilities, labor, insurance whether incurred directly from self-mining operations or reimbursed, any after-tax cash payments due under colocation agreements, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated and combined statement of operations. For the period from April 1, 2020 (inception) to December 31, 2020 there were no other utilities, labor, insurance whether incurred directly from self-mining operations or reimbursed, or any after-tax cash payments due under colocation agreements.

Income taxes

The Company accounts for income taxes under the asset and liability method in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC 740, Income Taxes, (“ASC 740”), also clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company’s policy is to recognize both interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2020, there were no interest or penalties associated with unrecognized tax benefits.

Rhodium Enterprises LLC and Rhodium JV LLC
Notes to Consolidated and Combined Financial Statements
(in thousands, except for miner amounts, unit and per unit amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision — making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision — making group is composed of the chief executive officer. The Company currently operates in one segment surrounding our digital asset mining operation.

Non-controlling interests

The Company owns a 50% majority ownership interest Jordan HPC through a 100% ownership of Air HPC. The remaining 50% non-controlling ownership interest is held by Class-B membership interest holders. The Company fully consolidates Jordan HPC and the non-controlling interest is classified within member’s equity.

The Company owns a 70% majority ownership interest Rhodium 30MW and 65% majority interest in Rhodium 2.0. The remaining 30% non-controlling ownership interest and 35% non-controlling ownership interest, respectively, are held by Class-B membership interest holders. The Company fully consolidates Rhodium 30MW and Rhodium 2.0 and the non-controlling interest is classified within member’s equity.

Concentrations

Revenue from one customer of the Company represent $5,150 of the Company’s consolidated and combined revenue. Electric costs from one supplier of the Company represent $623 of the Company’s consolidated and combined costs of revenue.

Recently Issued and Adopted Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated and combined financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated and combined financial statements properly reflect the change. During the period ended December 31, 2020, the Company did not adopt any new accounting pronouncements that had a material effect on its consolidated and combined financial statements.

Note 4. Digital Assets

Rhodium 30MW began mining bitcoin in September 2020. For the period from April 1, 2020 (inception) to December 31, 2020, Rhodium 30MW mined approximately 285 bitcoin resulting in $5,150 of mining revenue recognized. As of December 31, 2020, Rhodium 30MW holds approximately 5 bitcoin totaling $137. Jordan HPC had not begun mining operations as of December 31, 2020.

Note 5. Investments

As of December 31, 2020, the Company had $1,136 of investment in an open-end fund, recorded within Prepaids and other current assets in the accompanying consolidated and combined balance sheet. These investments are measured at fair value using estimated net asset value reported by the issuer as a practical expedient for fair value. As of December 31, 2020, the Company held 131,590 units at an average cost per unit of $7.60 and net asset value per unit of $8.64. Investments reported at net asset value as a practical expedient to fair value are not reported within the fair value hierarchy per ASC 820, Fair Value Measurement.

Rhodium Enterprises LLC and Rhodium JV LLC
Notes to Consolidated and Combined Financial Statements
(in thousands, except for miner amounts, unit and per unit amounts)

Note 5. Investments (cont.)

For the period ended December 31, 2020, the Company had realized gains from the sale of investments of $79 recorded within Other income, net in the accompanying consolidated and combined statement of operations. The remaining investment was subsequently liquidated in February of 2021 for a realized gain of $322.

Period from April 1, 2020 (Inception) to December 31, 2020
Investments held at inception	$0
Purchases during the period	2,000
Sales during the period	(1,079)
Gain recognized on sales during the period	79
Unrealized gain as of December 31, 2020	136
Investment balance as of December 31, 2020	$1,136

Note 6. Property and Equipment, Net

Property and equipment, net consisted of the following:

	Estimated Life	December 31, 2020
Miners	3 years	$12,647
Cooling and infrastructure equipment	10	10,526
Buildings	39	1,500
Other equipment	5 – 8	223
Total cost of property and equipment		24,896
Less accumulated depreciation		(2,249)
Property and equipment, net		$22,647

There were no impairment charges for the period from April 1, 2020 (inception) to December 31, 2020. Depreciation expense for the period from April 1, 2020 (inception) to December 31, 2020 was $2,249.

As of December 31, 2020, the Company had prepaid deposits on equipment purchases totaling $9,479 which are recorded within Deposits on equipment in the accompanying consolidated and combined balance sheet.

Note 7. Income Taxes

The benefit from income taxes consisted of the following:

Period from April 1, 2020 (Inception) to December 31, 2020
Current:
Federal	$—
State	6
Total	6

Deferred:
Federal	(187)
State	—
Total	(187)

Total benefit from income taxes	$(181)

Rhodium Enterprises LLC and Rhodium JV LLC
Notes to Consolidated and Combined Financial Statements
(in thousands, except for miner amounts, unit and per unit amounts)

Note 7. Income Taxes (cont.)

A reconciliation of the Company’s effective tax rate to the statutory federal income tax rate was as follows:

December 31, 2020
Federal income tax at statutory rate	21.0%
State income tax expense	(0.6)%
Permanent items	(0.1)%
Federal research and development tax credits	5.1%
Effective income tax rate	25.4%

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows:

As of December 31, 2020
Deferred tax assets:
Federal net operating loss carryforwards	$320
Tax credits	36
Total deferred tax assets	356

Deferred tax liabilities:
Depreciation and amortization	(141)
Unrealized gain/loss	(28)
Total deferred tax liabilities	(169)

Net deferred tax assets	$187

As of December 31, 2020, the Company had federal net operating loss carryforwards of approximately $1,523 and state net operating loss (“NOL”) carryforwards of $0, which are available to reduce future taxable income. The Company also had federal tax credits of $40. NOL carryforwards of approximately $1,523 have an indefinite carryforward period. The credit carryforwards will expire at various dates through 2040.

Utilization of the NOL carryforwards and research and development tax credit carryforwards may be subject to substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Company has not currently completed an evaluation of ownership changes through December 31, 2020, to assess whether utilization of the Company’s NOL or research and development credit carryforwards would be subject to an annual limitation under Section 382. However, due to 50% or greater of the ownership is still held by the founders, the Company believes that no ownership change has occurred pursuant to section 382. To the extent an ownership change occurs in the future, the NOL and credit carryforwards may be subject to limitation. Further, until a study is completed and any limitation is known, no amounts are being presented as an uncertain tax position.

Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated and combined financial statements. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position. As of December 31, 2020, the Company has recorded unrecognized tax benefits of $4.

Rhodium Enterprises LLC and Rhodium JV LLC
Notes to Consolidated and Combined Financial Statements
(in thousands, except for miner amounts, unit and per unit amounts)

Note 7. Income Taxes (cont.)

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. In the normal course of business, the Company is examined by various tax authorities, including the Internal Revenue Service in the United States. There are currently no federal or state audits in process.

Note 8. Equity

Jordan HPC was formed on October 23, 2020, and funded through a total offering of $14,000, including $8,571 of promissory notes and $5,429, of which $3,839 had been received as of December 31, 2020, in Class B-Unit membership interests representing 50% ownership of Jordan. A single Class A voting unit member, Air HPC, holds the remaining 50% Class B-Unit membership interest in Jordan and is the only member with voting rights.

Rhodium 30MW was formed on April 1, 2020, and funded through a total offering of $30,144, including $29,172 of promissory notes and $972 in Class B-Unit membership interests representing 30% ownership of the entity. A single Class A voting unit member, Rhodium JV, holds the remaining 70% Class B-Unit membership interests in the Rhodium 30MW and is the only member with voting rights.

For each respective subsidiary, Class A-Units hold all the voting rights but hold no rights to the economic results of the subsidiary. Class B-Units hold no voting rights but hold all the rights to the economic results of the subsidiary.

Note 9. Notes Payable

As noted in Note 8, Rhodium 30MW was funded through a total offering of $30,144, including $29,172 of promissory notes. Jordan HPC was funded through a total offering of $14,000, including $8,571 of promissory notes. All of the promissory notes have a 3-year term, bear interest at a rate of 1.6% per annum, require annual interest-only payments and repayment of principal due at maturity. Total interest expense incurred during the period from April 1, 2020 (inception) to December 31, 2020 and interest payable as of December 31, 2020 is $254. The principal balance outstanding under these promissory notes as of December 31, 2020 was $37,744.

Note 10. Right-of-Use Assets and Lease Liabilities

On October 1, 2020, Rhodium 30MW entered into a finance lease with Arctos Capital that was used to fund the purchase of 1900 MicroBT M30S Mining Servers, for a total financed amount of $2,816, at 15.0% interest per annum payable over a 12-month term. The outstanding lease liability balance as of December 31, 2020 of $2,445 is recorded within Lease liability in the accompanying consolidated and combined balance sheet. The right-of-use asset balance as of December 31, 2020 of $2,112 is recorded within Right-of-use asset, net in the accompanying consolidated and combined balance sheet. Payments of $145 are due monthly with the remaining balance due at maturity on October 1, 2021. Lease expense for the period ended December 31, 2020 is $333. The components of lease cost are as follows:

Period from April 1, 2020 (Inception) to December 31, 2020
Finance lease cost:
Amortization of right-of-use asset	$704
Interest on lease liabilities	101
Total lease cost	$805

Rhodium Enterprises LLC and Rhodium JV LLC
Notes to Consolidated and Combined Financial Statements
(in thousands, except for miner amounts, unit and per unit amounts)

Note 10. Right-of-Use Assets and Lease Liabilities (cont.)

As of December 31, 2020
Finance lease:
Weighted-average remaining lease term (years)	0.75
Weighted-average discount rate	15%
Period from April 1, 2020 (Inception) to December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$101
Financing cash flows from finance leases	333
Supplemental non-cash information on lease liabilities:
Right-of-use asset obtained in exchange for lease liability	$2,816

Note 11. Commitments and Contingencies

Whinstone Colocation Agreements

The Company has entered into colocation hosting and servicing agreements with Whinstone US, Inc. (“Whinstone”) on June 30, 2020 with a ready for use date of September 30, 2020. These agreements provide the Company access to energy prices to power the Company’s mining operation. The Company will pay Whinstone a percentage of after-tax cash, as defined in the agreements. The Company accrues the expense each period based on the results of operating subsidiaries and the expected future cash flow requirements of those subsidiaries. These costs are recorded in Cost of revenue – colocation payment expense in the accompanying consolidated and combined statement of operations. Based on the results of operations for the period from April 1, 2020 (inception) to December 31, 2020, no after-tax cash payments were owed to Whinstone in accordance with the contractual agreements.

As part of the Whinstone agreements, Whinstone agreed to provide at least 30MW of power to Rhodium 30MW and to perform all maintenance necessary to operate the Company’s miners at the facility. Pursuant to the Whinstone agreement, the Company has an unconditional monthly minimum power purchase obligation of approximately $295, or $9.8 per day, if certain minimum power draws are not met. This amount is fixed for the duration of the contract. The Company purchased $623 for the period from April 1, 2020 (inception) through December 31, 2020 which is recorded within Cost of revenue in the accompanying consolidated and combined statement of operations. The initial term of the Whinstone Agreement is three years with the option for the Company to extend to ten years.

The Company determined the agreements with Whinstone does not meet the definition of a lease in accordance with Accounting Standards Codification (“ASC”) 842, Leases.

Contingencies

From time to time, the Company is a party to or can be threatened with litigation in the ordinary course of business. The Company regularly analyzes current information, including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable and estimable liabilities for the eventual disposition of any matters. The Company was not a party to any material legal proceedings as of December 31, 2020.

Rhodium Enterprises LLC and Rhodium JV LLC
Notes to Consolidated and Combined Financial Statements
(in thousands, except for miner amounts, unit and per unit amounts)

Note 12. Related Party Transactions

During the period from April 1, 2020 (inception) to December 31, 2020, the Company entered into the following transactions with related parties:

•        The Company borrowed $2,000 from trusts controlled by certain founding shareholders. These loans bore interest at an annual rate of 5%. The Company repaid all amounts outstanding under these loans shortly after issuance and recognized total interest expense of approximately $16.

•        The Company purchased certain dry coolers from a related party at a cost of $409. These dry coolers are included in property and equipment in the accompanying consolidated and combined balance sheet.

Note 13. Subsequent Events:

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued on October 26, 2021.

Subsequent operational growth, financing events and corporate reorganizations

Subsequent to December 31, 2020, the Company has engaged in the following financing transactions which the Company believes are relevant to disclose to the reader of the consolidated and combined financial statements:

On February 22, 2021, the Company completed an air-cooled, 25 megawatt, project-level financing of $14,000 in total (“Project Jordan”) for Jordan HPC LLC. Project Jordan financing was used to secure additional mining equipment for 25 megawatts worth of power capacity. Project Jordan utilized existing, pre-constructed electrical infrastructure which required minimal capital expenditure from the Company in order to get the newly purchased miners operational.

The total proceeds raised in connection with Project Jordan were $14,000, which was structured as part debt and part equity. A UCC-1 statement was filed on February 22, 2021 giving the debt holder first position creditor rights on the assets of Project Jordan. The total debt raised in connection with the offering was $8,571. Such debt had a three (3) year maturity date with interest only payable annually with a balloon payment due at maturity. There is no prepayment penalty. The interest rate is 1.6%, which was the applicable federal rate at the time of the offering. The debt is not convertible to equity. The debt is owed to the former non-controlling interest holders of Jordan HPC LLC. The financing round closed on February 22, 2021. Those non-controlling interest holders subsequently transferred their units in Jordan HPC LLC to Rhodium Enterprises, Inc. in exchange for Rhodium Enterprises, Inc. shares, which is described in the July 1, 2021 Corporate Reorganization subsequent event below. The debt was subsequently fully repaid with cash flows from operations as described in the June 30, 2021 subsequent event below.

On March 3, 2021, the Company completed a liquid-cooled, 25 megawatt, project-level financing of $33,000 in total (“Project Encore”) for Rhodium Encore LLC. Project Encore financing was used to secure additional mining equipment for 25 megawatts worth of power capacity and related liquid-cooling and electrical infrastructure. Rhodium Encore LLC was formed on January 8, 2021, as a wholly-owned subsidiary of Rhodium JV LLC prior to the project-level financing of $33,000.

The total proceeds raised in connection with Project Encore was $33,000, which was structured as part debt and part equity. A UCC-1 statement was filed on March 3, 2021, giving the debt holder first position creditor rights on the assets of Project Encore. The total debt raised in connection with the offering was $23,100. Such debt had a three (3) year maturity date with interest only payable annually with a balloon payment due at maturity. There is no prepayment penalty. The interest rate is 0.20% (20 basis points), which was the applicable federal rate at the time of the offering. The financing round closed on March 3, 2021. The debt is not convertible to equity. The debt is owed to the former non-controlling interest holders of Rhodium Encore LLC. Those non-controlling interest holders subsequently transferred their units in Rhodium Encore LLC to Rhodium Enterprises, Inc. in exchange for Rhodium Enterprises, Inc. shares, which is described in the July 1, 2021 Corporate Reorganization subsequent event below.

Rhodium Enterprises LLC and Rhodium JV LLC
Notes to Consolidated and Combined Financial Statements
(in thousands, except for miner amounts, unit and per unit amounts)

Note 13. Subsequent Events: (cont.)

On March 18, 2021, the Company completed a liquid-cooled, 35 megawatt, project-level financing of $45,000 in total (“Project 2.0”) for Rhodium 2.0 LLC. Project 2.0 financing was used to secure additional mining equipment for 35 megawatts worth of power capacity and related liquid-cooling and electrical infrastructure.

The total proceeds raised in connection with Project 2.0 was $45,000, which was structured as part debt and part equity. A UCC-1 statement was filed on March 18, 2021, giving the debt holder first position creditor rights on the assets of Project 2.0. The total debt raised in connection with the offering was $31,500. Such debt had a three (3) year maturity date with interest only payable annually with a balloon payment due at maturity. There is no prepayment penalty. The interest rate is 0.20% (20 basis points), which was the applicable federal rate at the time of the offering. The financing round closed on March 3, 2021. The debt is owed to the former non-controlling interests holders of Rhodium 2.0 LLC. Those non-controlling interest holders subsequently transferred their units in Rhodium 2.0 LLC to Rhodium Enterprises, Inc. in exchange for Rhodium Enterprises, Inc. shares, which is described in the June 30, 2021 Corporate Reorganization subsequent event below.

On March 19, 2021, the Company completed a liquid-cooled, 10 megawatt, project-level financing of $13,256 in total (“Project 10MW”) for Rhodium 10MW LLC. Project 10MW financing was used to secure additional mining equipment for 10 megawatts worth of power capacity and related liquid-cooling and electrical infrastructure. Rhodium 10MW LLC was formed on March 12, 2021, as a wholly-subsidiary of Rhodium JV LLC.

The total proceeds raised in connection with Project 10M was $13,256, which was structured as equity.

On June 2, 2021, in anticipation of a subsequent corporate reorganization intended to align various unit holders in a single corporate vehicle, the Company created Rhodium Enterprises, Inc. (“REI”). REI is the corporate vehicle intended to aggregate existing ownership in various entry points throughout the Company’s corporate legal structure. In anticipation of the corporate reorganization effective July 1, 2021 (see additional details below on corporate restructuring), a $50,000 equity financing of REI was completed whereby Celsius Core LLC transferred $50,000 cash to REI in exchange for a simple agreement for future equity (“SAFE”). The terms of the SAFE are such that upon the next qualified financing event, the SAFE shall convert at a minimum 15% discount to the next priced financing round, with a valuation cap of $3,000,000 for the overall enterprise value.

As of June 15, 2021, Rhodium Encore LLC has commenced operations and has started to produce daily bitcoin. The Company anticipates Rhodium Encore LLC being fully operational and reaching full production capacity by the end of Q3 2021.

On June 17, 2021, Rhodium Enterprises, Inc. secured $30,000 in bridge loans from various investors in order to capitalize on market purchasing power opportunities for additional ASIC miners. The bridge loans bear a 12% interest rate and have a 1-year maturity date.

Subsequent to December 31, 2021 and through June 30, 2021, the Company made payments of $10,543 to unit holders and creditors of Jordan HPC LLC, thereby satisfying all outstanding financing obligations of Jordan.

As of October 25, 2021, the Company has made $29,172 in cash distributions to unit holders/creditors of Rhodium 30MW LLC, which represents the entire debt owed from Rhodium 30MW LLC to its initial shareholders/creditors.

Effective June 30, 2021, the Company completed the execution of its corporate reorganization whereby (1) all non-controlling interest unit holders of Rhodium 30MW LLC, Jordan HPC LLC, Rhodium Encore LLC, Rhodium 2.0 LLC, and Rhodium 10MW LLC; and (2) all non-controlling interest unit holders of Rhodium Enterprises LLC (collectively, the “Rollup Participants”) have entered into a transaction whereby in-kind contributions of the Rollup Participants’ ownership in the respective entities were made to Rhodium Enterprises, Inc. (“REI”) in exchange for 110,593,401 REI shares. REI then transferred the units to Rhodium Enterprises LLC in exchange for units in Rhodium Enterprises LLC as a value-for-value in-kind contribution. The transaction was intended to be treated as an IRC section 351 transaction whereby no gain or loss is recognized for financial statement or tax purposes.

Rhodium Enterprises LLC and Rhodium JV LLC
Notes to Consolidated and Combined Financial Statements
(in thousands, except for miner amounts, unit and per unit amounts)

Note 13. Subsequent Events: (cont.)

On July 2, 2021, the Company entered into certain agreements with investors who provided the $30,000 bridge loan to the Company on June 17, 2021, whereby the Company would issue warrants entitling the holder to purchase shares of Rhodium Enterprises, Inc. common stock at an exercise price of $10.29 per share. The warrants, once issued, may be exercised at any time prior to the maturity date of October 2026 and may, at the option of the holder, be exercised via a cashless exercise pursuant to the contractual terms and conditions. The terms of the warrant purchase agreement stipulate that the Company must receive contractually agreed-upon cash payments from the purchasers before any warrants would be issued. The Company received the required payment from the purchasers/counterparties on October 1, 2021, and issued the warrants to the purchasers.

On August 23, 2021, the Company amended a contract to secure miners which the Company originally entered into on June 13, 2021. The amended June 13, 2021 contract secured a fixed price per miner for 22,020 M30S miners but does not change the quantity of miners to be delivered. These miners are estimated to be delivered evenly between April through July of 2022. Prior to amendment, the miners did not have a fixed price.

On August 31, 2021 Rhodium Renewables LLC, a 100% owned subsidiary of the Company, signed a binding lease agreement for a 185 megawatt site in Texas with Temple Green Data LLC, NetZero Energy LLC and/or its affiliates and/or subsidiaries (“NetZero Energy”). The site is for the exclusive use of Rhodium Renewables LLC and has a 10-year term expiring in 2032, with options to extend the term for an additional 10 years.

The site is to include two single-story data server halls to be constructed on the site, approximating 51,680 and 46,880 square feet, respectively. The anticipated contractual target operational commencement dates are May 15, 2022 and August 15, 2022 for the first and second buildings, respectively. The contractual target substantial completion date is December 31, 2022.

The base rent for the site for the 10-year term is $1,087 per month. Additionally, to align the economic interests of the Company and NetZero Energy and encourage optimal electrical uptime, the Company has entered into a profit-sharing arrangement whereby the Company agrees to pay a percentage of profits generated by the Company’s subsidiary, Rhodium Renewables LLC, to NetZero Energy equal to 8%, 6% and 3% for years 1 & 2, years 3 & 4, and years 5 through 10, respectively.

In connection with the transaction, the Company has provided parent guarantee on the transaction as well as a stock pledge equal to approximately 20.5% of the shares of Jordan HPC LLC, one of the Company’s unencumbered operating subsidiaries, as collateral.

On September 9, 2021, the Company executed a contract to secure approximately 21,708 M30S/M30S+ miners at a fixed price. These miners are estimated to be delivered evenly between July through December of 2022.

On September 10, 2021, the Company made a final payment of $6,389 to fully repay the debt owed by Rhodium 30MW LLC to its creditors.

As of September 17, 2021, the Company has fully repaid the remaining debt owed to Arctos Credit LLC of $1,863 incurred in connection with the miner financing arrangement and presented above in the financial statements as discussed in Note 10.

Between August 13, 2021 and October 12, 2021, the Company entered into simple agreement for future equity (“SAFE”) agreements with additional investors which resulted in $36,925 in equity financing whereby private investors transferred $36,925 cash to REI in exchange for the SAFE. The terms of the SAFE are such that upon the next qualified financing event, the SAFE shall convert at a minimum 15% discount to the next priced financing round with a valuation cap.

On October 14, 2021, the Company paid $1,900 to Whinstone US Inc based on its contractual agreements as discussed in Note 11. Cumulatively, the Company has made a total of $5,950 through October 25, 2021.

Rhodium Enterprises LLC and Rhodium JV LLC
Notes to Consolidated and Combined Financial Statements
(in thousands, except for miner amounts, unit and per unit amounts)

Note 13. Subsequent Events: (cont.)

On October 20, 2021, the Company signed a memorandum of understanding (“MOU”) with its primary machine supplier in order to secure an allocation of an additional 12,000 M30S/M30S+/M30S++ miners.

From January 1, 2021 through October 25, 2021, the Company made distributions from Rhodium Technologies LLC to Imperium and REI based on the pro rata ownership of each at the time of each distribution. These distributions totaled $3,451 and $1,139, respectively. Please refer to Note 11 for additional details.

As of October 26, 2021, the Company has made $29,172 in cash distributions to unit holders/creditors of Rhodium 30MW LLC, which represents the entire debt owed from Rhodium 30MW LLC to its initial shareholders/creditors.

               Shares

Rhodium Enterprises, Inc.

Class A Common Stock

_________________________

Prospectus

_________________________

Bookrunners

B. Riley Securities		Cowen
Lead Manager
Needham & Company
Co-Manager
Northland Capital Markets

          , 2021

Through and including           , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the Nasdaq listing fee, the amounts set forth below are estimates.

SEC Registration Fee		$9,270
FINRA Filing Fee		15,500
Nasdaq listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*
Total	$	*

____________

*        To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that directors and officers will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors and officers, then the liability of a director or officer of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall defend, indemnify and advance expenses to our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

In addition, we intend to enter into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities arising under the Securities Act and the Exchange Act that may be incurred by them in their capacity as such.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters against certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

Corporate Reorganization and IPO Reorganization

In connection with the Corporate Reorganization, we issued 110,593,401 shares of Class A common stock (on a pre-Reverse Stock Split basis) to certain holders and 100 shares of Class B common stock to Imperium. The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering.

Prior to the closing of this offering, based on the assumed initial public offering price of $             per share of our Class A common stock (the midpoint of the price range set forth on the cover of the prospectus included in this registration statement), we will issue             shares of our Class B common stock to Imperium in connection with the Corporate Reorganization described in this prospectus. The shares of our common stock described in this Item 15 will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering.

SAFE Transactions

Between June 2, 2021 and October 19, 2021, we entered into the SAFEs with certain investors, pursuant to which we issued rights to such investors to receive shares of our Class A common stock upon the occurrence of a subsequent financing or listing event for an aggregate purchase price of $86.9 million. Each SAFE provides that, upon the closing of this offering, the rights will convert into an aggregate            shares of our Class A common stock (assuming a public offering price of $            per share, the midpoint of the price range set forth on the cover of the prospectus included in this registration statement).

No underwriters were involved in the foregoing issuance of securities. The securities described in this Item 15 were issued in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) and Rule 506(c) of Regulation D under the Securities Act relative to transactions by an issuer not involving any public offering.

Warrants

Pursuant to the Warrant Purchase Agreements, dated July 2, 2021, between the Company and the Warrant Holders, effective October 1, 2021, we issued warrants to purchase approximately 730,000 shares of our Class A common stock (on a pre-Reverse Stock Split basis), to affiliates of the Bridge Loan Holders in exchange for approximately $91,000.

Item 16. Exhibits and financial statement schedules

The Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein, contains the required information.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

1.1*	Form of Underwriting Agreement.
2.1*	Form of Master Reorganization Agreement, by and between Rhodium Enterprises, Inc. and Rhodium Technologies LLC.
3.1***	Amended and Restated Certificate of Incorporation of Rhodium Enterprises, Inc.
3.2***	Bylaws of Rhodium Enterprises, Inc.
3.3**	Form of Second Amended and Restated Certificate of Incorporation of Rhodium Enterprises, Inc.
3.4**	Form of Amended and Restated Bylaws of Rhodium Enterprises, Inc.
4.1**	Form of Stockholders’ Agreement.
4.2**	Form of Registration Rights Agreement.
4.3***	Form of Warrant Purchase Agreement.
5.1*	Opinion of Kirkland & Ellis LLP as to the legality of the securities being registered.
10.1**	Form of Fifth Amended and Restated Limited Liability Company Agreement of Rhodium Technologies LLC.
10.2*†	Form of Indemnification Agreement.
10.3**†	Form of Rhodium Enterprises, Inc. Long-Term Incentive Plan.
10.4*†	Form of Employment Agreement.
10.5**	Form of Tax Receivable Agreement.
10.6***#	Form of 5MW Hosting Agreement, by and between Rhodium JV LLC and Whinstone US, Inc.
10.7***#	Hosting Agreement, dated June 30, 2020, by and between Rhodium 30MW LLC and Whinstone US, Inc.
10.8***#	Colocation Agreement, dated November 2, 2020, by and between Jordan HPC LLC and Whinstone US Corporation.
10.9***#	Hosting Agreement, dated December 31, 2020, by and between Rhodium JV LLC and Whinstone US, Inc.
10.10***#	Hosting Agreement, dated December 31, 2020, by and between AIR HPC LLC and Whinstone US, Inc.
10.11***#	Master Retail Electricity Supply Agreement, dated August 31, 2021, by and between Rhodium Renewables LLC and NetZero Energy LLC.
10.12***#	Lease Agreement, dated August 31, 2021, by and between Rhodium Renewables LLC and Temple Green Data LLC.
10.13***#	Amendment No. 1 to Lease Agreement, dated October 8, 2021, by and between Rhodium Renewables LLC and Temple Green Data LLC.
21.1***	List of subsidiaries of Rhodium Enterprises, Inc.
23.1**	Consent of Armanino LLP.
23.2*	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1 hereto).
24.1***	Powers of Attorney (included on the signature page of this Registration Statement).
99.1***	Consent of Nicholas Cerasuolo, director nominee.
99.2***	Consent of Chase Blackmon, director nominee.
99.3***	Consent of Cameron Blackmon, director nominee.
99.4***	Consent of James N. Calvin, director nominee.
99.5***	Consent of Nicholas M. Donofrio, director nominee.
99.6***	Consent of Malcolm Fairbairn, director nominee.
99.7***	Consent of Bart Mallon, director nominee.

____________

*        To be filed by amendment.

**      Filed herewith.

***    Previously filed.

†        Compensatory plan or arrangement.

#        Certain portions of this exhibit were redacted pursuant to Item 601(b)(2)(ii) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on November 16, 2021.

RHODIUM ENTERPRISES, INC.
By:	/s/ Nathan Nichols
Nathan Nichols
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date
/s/ Nathan Nichols	Chief Executive Officer	November 16, 2021
Nathan Nichols	(Principal Executive Officer) and Director
/s/ Nicholas Cerasuolo	Chief Financial Officer	November 16, 2021
Nicholas Cerasuolo	(Principal Financial Officer and Principal Accounting Officer)